Product supplement no. 172-A-I
To prospectus dated November 21, 2008 and
prospectus supplement dated November 21, 2008

Registration Statement No. 333-155535
Dated July 31, 2009
Rule 424(b)(2)

JPMorgan Chase & Co.

Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index

General

- JPMorgan Chase & Co. may offer and sell return notes linked to the JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index from time to time. This product supplement no. 172-A-I describes terms that will apply generally to the return notes, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.
- The notes are senior unsecured obligations of JPMorgan Chase & Co.
- Payment is linked to the JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index as described below.
- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" beginning on page PS-38.
- Minimum denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.
- Investing in the notes is not equivalent to investing in the Underlying, any of its component sub-indices, any futures contracts underlying the component sub-indices, or any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to, any of the component sub-indices.
- The notes will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

Key Terms

Underlying: The JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index (the "Commodity-IGAR 9 Conditional Long-Short" or the "Underlying").

The Commodity-IGAR 9 Conditional Long-Short was developed and is maintained by J.P. Morgan Securities Ltd. to implement a momentum-based algorithmic strategy for commodity allocations. The Commodity-IGAR 9 Conditional Long-Short references the value of a synthetic portfolio selected from a limited universe of commodity sub-indices, each of which is a component of the S&P GSCI™ Index ("S&P GSCI™") and is intended to serve as a benchmark value for a particular commodity. The Commodity-IGAR 9 Conditional Long-Short is an excess return index intended to track the performance of a synthetic portfolio of commodity excess return sub-indices. An excess return index reflects the returns that are potentially available through an uncollateralized investment in the contracts underlying such index, including any profit or loss realized when rolling such contracts.

Historical performance data for each sub-index is run through the Commodity-IGAR 9 Conditional Long-Short algorithms on a monthly basis. The algorithms test each sub-index's performance and consistency. The performance algorithm tests the year-over-year performance for each sub-index, and the consistency tests filter out sub-indices that have not demonstrated consistent positive or negative monthly performance over a one-year period, attributing greater weight to more recent monthly periods.

If on any monthly rebalancing date, the year-over-year performance of an equally weighted basket of the referenced universe of GSCI sub-indices is (a) positive and (b) consistently positive, the short leg of the Commodity-IGAR 9 Conditional Long-Short will be de-activated.

Up to twelve sub-indices that are ranked with the strongest positive performance and successfully pass the consistency test are assigned a conditional long-short target weight of one-twelfth (1/12) in the synthetic portfolio until the next monthly rebalancing. The weighting of one-twelfth will apply to each of the strongest sub-indices even if their number is less than twelve. If the short leg of the Commodity-IGAR 9 Conditional Long-Short is not de-activated, up to twelve sub-indices that are ranked with the weakest negative performance and successfully pass the conditional short consistency test are assigned a conditional long-short target weight of minus one-twelfth (-1/12) in the synthetic portfolio until the next monthly rebalancing. The remaining constituents are assigned a weight of zero percent (0%). The value of the Commodity-IGAR 9 Conditional Long-Short is the value of the synthetic portfolio, less an adjustment factor deducted daily at an annual rate of 0.96%.

The value of Commodity-IGAR Conditional Long-Short is published each trading day under the Bloomberg ticker symbol "CMDT9CER."

The description of the underlying Commodity-IGAR Conditional Long-Short strategy and methodology included in this product supplement no. 172-A-I is based on rules formulated by J.P. Morgan Securities Ltd. The rules in effect as of the date of this product supplement are attached as Annex A (the "Current Rules"). Amendments to the Current Rules will be become effective on or about August 24, 2009 (the "Rule Amendment Effective Date") and the amended rules are attached as Annex B (the "New Rules," and together with the Current Rules, the "Rules").

(continued on next page)

Investing in the Return Notes involves a number of risks. See "Risk Factors" beginning on page PS-5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. 172-A-I, the accompanying prospectus supplement and prospectus, or any related terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

July 31, 2009

Key Terms (continued)

Payment at Maturity (Notes with an Additional Amount):

Unless otherwise specified in the relevant terms supplement, for notes with an Additional Amount, your return will be linked to the performance of the Underlying *plus* an Additional Amount, as described below. As a result, at maturity, you will receive an amount per $1,000 principal amount note, unless otherwise specified in the relevant terms supplement, calculated as follows:

$$\$1,000 \times (1 + \text{Underlying Return}) + \text{Additional Amount}$$

For notes with an Additional Amount, you will lose some or all of your investment at maturity (other than the Additional Amount) if the Underlying Return is negative.

For more information about the impact of market disruption events (including the early acceleration of the amounts due and payable under the terms of the notes) please see "Description of Notes — Postponement of a Determination Date" and "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

Payment at Maturity (Notes with a Deduction Amount):

Unless otherwise specified in the relevant terms supplement, for notes with a Deduction Amount, your return will be linked to the performance of the Underlying *minus* a Deduction Amount. as described below. As a result, at maturity, you will receive an amount per $1,000 principal amount note, unless otherwise specified in the relevant terms supplement, calculated as follows:

$$\$1,000 \times (1 + \text{Underlying Return}) - \text{Deduction Amount}$$

In no event, however, will the payment at maturity be less than $0.

For notes with a Deduction Amount, you will lose some or all of your investment at maturity if the Underlying Return is negative or if the Underlying does not appreciate sufficiently to offset the negative effect of the Deduction Amount.

For more information about the impact of market disruption events (including the early acceleration of the amounts due and payable under the terms of the notes) please see "Description of Notes — Postponement of a Determination Date" and "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

Additional Amount:

If applicable, a dollar amount as set forth in the relevant terms supplement, which may be equal to, but will not be less than, zero.

Deduction Amount:

If applicable, a dollar amount as set forth in the relevant terms supplement, which will be greater than zero.

Underlying Return:

Unless otherwise specified in the relevant terms supplement:

$$\frac{\text{Ending Underlying Value} - \text{Initial Underlying Value (or Strike Value, if applicable)}}{\text{Initial Underlying Value (or Strike Value, if applicable)}}$$

Initial Underlying Value:

Unless otherwise specified in the relevant terms supplement, the Underlying closing value on the pricing date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Underlying closing values on each of the Initial Averaging Dates, if so specified in the relevant terms supplement.

Ending Underlying Value:

The Underlying closing value on the Observation Date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Underlying closing values on each of the Ending Averaging Dates, if so specified in the relevant terms supplement.

Strike Value:

The relevant terms supplement may specify a starting value, which we refer to as the "Strike Value," other than the Initial Underlying Value to be used for calculating the Underlying Return and the amount payable at maturity, if any. For example, the relevant terms supplement may specify that a Strike Value equal to 95% of the Initial Underlying Value will be used to calculate the Underlying Return.

Underlying closing value:

Unless otherwise specified in the relevant terms supplement, the value of the Underlying or any Successor Underlying or alternative calculation of the Underlying described under "JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index — Discontinuation of the Underlying; Alteration of Method of Calculation" at the time of daily final publication for the Underlying or Successor Underlying, as applicable.

Initial Averaging Dates:

As specified, if applicable, in the relevant terms supplement. Any Initial Averaging Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Postponement of a Determination Date."

Underlying Valuation Date(s):

The Ending Underlying Value will be calculated on a single date, which we refer to as the Observation Date, or on several dates, each of which we refer to as an Ending Averaging Date, as specified in the relevant terms supplement. We refer to such dates generally as Underlying Valuation Dates in this product supplement. Any Underlying Valuation Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Postponement of a Determination Date."

Maturity Date:

As specified in the relevant terms supplement. The maturity date of the notes is subject to the impact of certain market disruption events (including the early acceleration of the amounts due and payable under the terms of the notes) and as described under "Description of Notes — Payment at Maturity" and "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the terms supplement relevant to your investment, this product supplement no. 172-A-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and this product supplement no. 172-A-I and with respect to JPMorgan Chase & Co. This product supplement no. 172-A-I, together with the relevant terms supplement and the accompanying prospectus and prospectus supplement, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, this product supplement no. 172-A-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement and this product supplement no. 172-A-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this product supplement no. 172-A-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. 172-A-I, the relevant terms supplement, the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement no. 172-A-I have the meanings assigned in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The term "note" refers to each $1,000 principal amount of Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index.

General

The Return Notes are senior unsecured obligations of JPMorgan Chase & Co. that are linked to the JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index ("Commodity-IGAR" or the "Underlying"). The notes are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

The notes do not pay interest and do not guarantee any return of principal at, or prior to, maturity (other than the Additional Amount, if applicable). Instead, at maturity you will receive a payment in cash, the amount of which will vary depending on the performance of the Underlying calculated in accordance with the formula set forth below, the Additional Amount or the Deduction Amount, as applicable, and whether the notes have a Strike Value.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The notes will be issued in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The principal amount and issue price of each note is $1,000, unless otherwise specified in the relevant terms supplement. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the notes will be described in the relevant terms supplement accompanying this product supplement no. 172-A-I. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement will control.

Payment at Maturity

The maturity date for the notes will be set forth in the relevant terms supplement and is subject to adjustment if such day is not a business day or if the final Underlying Valuation Date is postponed as described below. In addition, the notes are subject to early acceleration under certain circumstances described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

Notes with an Additional Amount

Unless otherwise specified in the relevant terms supplement, for notes with an Additional Amount, your return will be linked to the performance of the Underlying *plus* an Additional Amount, as described below. As a result, at maturity, you will receive an amount per $1,000 principal amount note, unless otherwise specified in the relevant terms supplement, calculated as follows:

$$\$1,000 \times (1 + \text{Underlying Return}) + \text{Additional Amount}$$

The "Additional Amount" will be specified in the relevant terms supplement, which may be equal to, but will not be less than, zero.

For notes with an Additional Amount, you will lose some or all of your investment at maturity (other than the Additional Amount) if the Underlying Return is negative.

For more information about the impact of market disruption events (including the early acceleration of the amounts due and payable under the terms of the notes), please see "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

Notes with a Deduction Amount

Unless otherwise specified in the relevant terms supplement, for notes with a Deduction Amount, your return will be linked to the performance of the Underlying *minus* a Deduction Amount, as described below. As a result, at maturity, you will receive an amount per $1,000 principal amount note, unless otherwise specified in the relevant terms supplement, calculated as follows:

$$\$1,000 \times (1 + \text{Underlying Return}) - \text{Deduction Amount}$$

The "Deduction Amount" will be specified in the relevant terms supplement, which will be greater than zero.

For notes with a Deduction Amount, you will lose some or all of your investment at maturity if the Underlying Return is negative or if the Underlying does not appreciate sufficiently to offset the negative effect of the Deduction Amount.

For more information about the impact of market disruption events (including the early acceleration of the amounts due and payable under the terms of the notes), please see "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

Unless otherwise specified in the relevant terms supplement, the "Underlying Return," as calculated by the calculation agent, is the percentage change in the Underlying closing value, calculated by comparing the Ending Underlying Value to the Initial Underlying Value (or Strike Value, if applicable). The relevant terms supplement will specify the manner in which the Initial Underlying Value (or Strike Value, if applicable), and the Ending Underlying Value is determined. The Underlying Return, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Underlying Return} = \frac{\text{Ending Underlying Value} - \text{Initial Underlying Value (or Strike Value, if applicable)}}{\text{Initial Underlying Value (or Strike Value, if applicable)}}$$

Unless otherwise specified in the relevant terms supplement, the "Initial Underlying Value" is the Underlying closing value on the pricing date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Underlying closing values on each of the Initial Averaging Dates, if so specified in the relevant terms supplement.

The "Ending Underlying Value" is the Underlying closing value on the Observation Date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Underlying closing values on each of the Ending Averaging Dates, if so specified in the relevant terms supplement.

The relevant terms supplement may specify a starting value, which we refer to as the "Strike Value" other than the Initial Underlying Value to be used for calculating the Underlying Return and the amount payable at maturity, if any. For example, the relevant terms supplement may specify that a Strike Value equal to 95% of the Initial Underlying Value will be used to calculate the Underlying Return.

The "Underlying closing value" on any trading day will equal the value of the Underlying or any Successor Underlying (as defined below) or alternative calculation of the Underlying described under "The JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index — Discontinuation of the Underlying; Alteration of Method of Calculation" at the time of daily final publication, or close of trading on the relevant exchange or market for the Underlying or Successor Underlying, as applicable.

A "trading day" is, unless otherwise specified in the relevant terms supplement, a day, as determined by the calculation agent, on which the futures contracts underlying the Index or the successor index, as applicable, is generally conducted on the relevant exchange.

"Relevant exchange" means any organized exchange or market of trading for any futures contracts the value of which is referenced in any constituent sub-index.

The Initial Averaging Dates, if applicable, will be specified in the relevant terms supplement, and any such date is subject to adjustment as described below.

The Underlying Valuation Date(s), which will be either a single date, which we refer to as the Observation Date, or several dates, each of which we refer to as an Ending Averaging Date, will be specified in the relevant terms supplement, and any such date is subject to adjustment as described below.

The maturity date will be specified in the relevant terms supplement. If the scheduled maturity date (as specified in the relevant terms supplement) is not a business day, then the maturity date will be the next succeeding business day following such scheduled maturity date. If, due to a market disruption event or otherwise, the final Underlying Valuation Date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the final Underlying Valuation Date, as postponed, unless otherwise specified in the relevant terms supplement. We describe market disruption events under "General Terms of Notes — Market Disruption Events."

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

A "business day" is, unless otherwise specified in the relevant terms supplement, any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in the open market or by private agreement.

Postponement of a Determination Date

If an Initial Averaging Date or an Underlying Valuation Date, each of which we refer to as a "Determination Date", is not a trading day or if there is a market disruption event on a Determination Date, the Determination Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing; provided that (i) if the calculation agent for the Underlying (the "COMIGAR Calculation Agent") published a closing value for the Underlying for the Determination Date on the Determination Date but on or prior to such succeeding trading day during which no market disruption event shall have occurred or be continuing retroactively publishes an updated closing value for the Underlying for the Determination Date, the calculation agent will determine the closing level for the Underlying for the Determination Date using such retroactively updated closing value; (ii) if the COMIGAR Calculation Agent published a closing value for the Underlying for the Determination Date on the Determination Date and on or prior to such succeeding trading day during which no market disruption event shall have occurred or be continuing does not retroactively publish an updated closing value for the Underlying for the Determination Date, the calculation agent will determine the closing level for the Underlying for the Determination Date using the originally published closing value; (iii) if the COMIGAR Calculation Agent did not publish a closing value for the Underlying for the Determination Date on the Determination Date but on or prior to such succeeding trading day during which no market disruption event shall have occurred or be continuing retroactively publishes a closing value for the Underlying for the Determination Date, the calculation agent will determine the closing level for the Underlying for the Determination Date using such retroactively published closing value; and (iv) if the COMIGAR Calculation Agent did not publish a closing value for the Underlying for the Determination Date on the Determination Date and on or prior to such succeeding trading day during which no market disruption event shall have occurred or be continuing does not retroactively publish a closing value for the Underlying for the Determination Date, the calculation agent will determine the closing level for the Underlying for the Determination Date using the closing value of the Underlying published on such succeeding trading day.

Any Determination Date may be postponed as described above up to ten scheduled trading days following the date originally scheduled to be such Determination Date. However, if the tenth scheduled trading day following the date originally scheduled to be a Determination Date is not a trading day or if there is a market disruption event on such tenth scheduled trading day, the calculation agent will determine the closing level for the Underlying for the Determination Date on the eleventh scheduled trading day following the date originally scheduled to be such Determination Date in accordance with the formula for and method of calculating the closing level for the Underlying last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the relevant contract price (or, if trading in the relevant commodity futures contracts has been materially suspended or materially limited, the calculation agent's good faith estimate of the relevant contract price that would have prevailed but for such suspension or limitation or non-trading day) on such eleventh scheduled trading day of each commodity futures contract most recently underlying the constituents of the Underlying.

A "scheduled trading day" is, with respect to the futures contracts underlying the Index or successor index, as applicable, a day, as determined by the calculation agent, on which the relevant exchange is scheduled to open for trading for its regular trading session.

RISK FACTORS

Your investment in the notes will involve certain risks. The notes do not pay interest or guarantee any return of principal at, or prior to, maturity (other than the Additional Amount, if applicable). Investing in the notes is not equivalent to investing directly in the Underlying or any of the component sub-indices of the Underlying, any futures contracts underlying the component sub-indices, or any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to any of the component sub-indices. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.**

Risks relating to the notes generally

The notes do not pay interest or guarantee the return of your investment.

The notes do not pay interest and may not return any of your investment, other than the Additional Amount, if applicable. The amount payable at maturity will reflect the performance of the Underlying *plus* an Additional Amount or *minus* the Deduction Amount, as applicable, and will be determined pursuant to the terms described in this product supplement no. 172-A-I and the relevant terms supplement. For notes with an Additional Amount, if the Ending Underlying Value has decreased as compared to the Initial Underlying Value (or Strike Value, if applicable) you may lose some or all of your investment in the notes at maturity, although in all cases you will receive the Additional Amount at maturity. For notes with a Deduction Amount, if the Ending Underlying Value has decreased as compared to the Initial Underlying Value (or Strike Value, if applicable) or has not increased as compared to the Initial Underlying Value (or Strike Value, if applicable) sufficiently to offset the negative effect of the Deduction Amount, you will lose some or all of your investment in the notes at maturity.

The notes are subject to the credit risk of JPMorgan Chase & Co.

The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

For notes with a Deduction Amount, the Deduction Amount will reduce your payment at maturity.

For notes with a Deduction Amount, the Deduction Amount will be an amount which will be subtracted from your payment at maturity, unless otherwise specified in the relevant terms supplement. Because the Deduction Amount will reduce your payment at maturity, you will lose some of your investment even if the Ending Underlying Value increases from the Initial Underlying Value (or Strike Value, if applicable) if the Ending Underlying Value does not increase sufficiently to offset the negative effect of the Deduction Amount.

There may be potential conflicts between your interests and those of JPMorgan Chase & Co., the COMIGAR Calculation Agent and other affiliates of ours.

We and our affiliates play a variety of roles in connection with the notes linked to the Commodity-IGAR 9 Conditional Long-Short, including acting as COMIGAR Calculation Agent and hedging our obligations under such notes. In performing these duties, the economic interests of the COMIGAR Calculation Agent and other affiliates of ours would be potentially adverse to your interests as an investor in such notes.

You will not have rights in the exchange-traded futures contracts on the commodities related to the Underlying or any of its constituent sub-indices.

As an owner of the notes, you will not have rights that holders of exchange-traded futures contracts on the commodities related to the Underlying or any of its constituent sub-indices may have.

The notes are not regulated by the Commodity Futures Trading Commission.

The net proceeds to be received by us from the sale of the notes will not be used to purchase or sell any commodities futures contracts or options on futures contracts for your benefit. An investment in the notes thus does not constitute either an investment in futures contracts, options on futures contracts or in a collective investment vehicle that trades in these futures contracts (i.e., the notes will not constitute a direct or indirect investment by you in the futures contracts), and you will not benefit from the regulatory protections of the Commodity Futures Trading Commission, commonly referred to as the "CFTC." We are not registered with the CFTC as a futures commission merchant and you will not benefit from the CFTC's or any other non–U.S. regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant. Unlike an investment in the notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be subject to regulation as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator, or qualify for an exemption from the registration requirement. Because the notes will not be interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator, and you will not benefit from the CFTC's or any non–U.S. regulatory authority's regulatory protections afforded to persons who invest in regulated commodity pools.

Owning the notes is not the same as owning the constituent sub-indices or commodities contracts.

The return on your notes will not reflect the return you would realize if you actually held commodity contracts replicating the constituent sub-indices of Commodity-IGAR 9 Conditional Long-Short. The Commodity-IGAR 9 Conditional Long-Short synthetic portfolio is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights to any commodity contracts or interests in the constituent sub-indices. Furthermore, the Commodity-IGAR 9 Conditional Long-Short synthetic portfolio is subject to monthly rebalancing and the deduction of an adjustment factor that will reduce its value relative to the value of the constituent sub-indices.

The Ending Underlying Value may be less than the Underlying closing value at the maturity date of the notes or at other times during the term of the notes.

Because the Ending Underlying Value will be calculated based on the Underlying closing value on one or more Underlying Valuation Dates near the end of the term of the notes, the Underlying closing value at the maturity date or at various other times during the term of the notes, including dates near the Underlying Valuation Date(s), could be higher than the Ending Underlying Value. This difference could be particularly large if there is a significant increase or decrease in the prices of the commodity futures contracts underlying the Commodity-IGAR 9 Conditional Long-Short after the final Underlying Valuation Date but prior to the maturity date, or if there is a significant increase or decrease in the prices of the commodity futures contracts underlying the Commodity-IGAR 9 Conditional Long-Short around the time of the Underlying Valuation Dates or if there is significant volatility in the Underlying Closing Value during the term of the notes (especially on dates near the Underlying Valuation Date(s)). For example, when the Underlying Valuation Date for the notes is near the end of the term of the notes, then if the Underlying values increase or remain relatively constant during the initial term of the notes and then decrease below the Initial Underlying Value (or Strike Value, if applicable), the Ending Underlying Value may be significantly less than if it were calculated on a date earlier than the Underlying Valuation Date. Under these circumstances, you may receive a lower payment at maturity than you would have received if you had invested in the Underlying, in the constituent sub-indices or in the commodities directly.

The value of the Initial Underlying Value may be determined after the issue date of the notes.

If so specified in the relevant terms supplement, the Initial Underlying Value may be determined based on the arithmetic average of the Underlying closing values on the Initial Averaging Dates specified in that relevant terms supplement. One or more of the Initial Averaging Dates specified may occur on or following the issue date of the notes; as a result, the Initial Underlying Value for the Underlying may not be determined, and you may therefore not know the value of such Initial Underlying Value, until after the issue date. Similarly, the global note certificate representing the notes, which will be deposited with DTC on the issue date as described under "General Terms of Notes—Book Entry Only Issuance—The Depository Trust Company," will not set forth the value of the Initial Underlying Value for the Underlying. If there are any increases in the Underlying closing values on the Initial Averaging Dates that occur after the issue date and such increases result in the Initial Underlying Value being higher than the Underlying closing value on the issue date, this may establish a higher value that the Underlying must achieve for you to obtain a positive return on your investment or avoid a loss of principal at maturity (other than the Additional Amount).

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

J.P. Morgan Securities Inc., or JPMSI, may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes. If at any time JPMSI or another Agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

The notes are not designed to be short-term trading instruments.

The price at which you will be able to sell your notes to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the Underlying has appreciated since the pricing date. The potential returns described in the relevant terms supplement assume that your notes, which are not designed to be short-term trading instruments, are held to maturity.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the level of the constituent sub-indices and interest rates on any day will affect the value of such notes more than any other single factor. However, you should not expect the value of such notes in the secondary market to vary in proportion to changes in the level of the constituent sub-indices. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:
- the expected volatility in the Underlying and the constituent sub-indices;
- the time to maturity of the notes;
- the market price of the physical commodities upon which the futures contracts that compose the constituent sub-indices are based;
- interest and yield rates in the market generally;
- economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect the commodities underlying the constituent sub-indices or markets generally and which may affect the value of the commodity futures contracts, and thus the closing levels of the constituent sub-indices; and
- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

You cannot predict the future performance of the Underlying based on its historical performance. The value of the Underlying may decrease such that you may not receive any return of your investment at maturity, although for notes with an Additional Amount, you will still receive the Additional Amount. For notes with an Additional Amount, you may lose some or all of your investment if the Underlying Return is negative, although in all cases you will still receive the Additional Amount. For notes with a Determination Amount, you will lose some or all of your investment if the Underlying Return is negative or if the Underlying does not appreciate sufficiently to offset the negative effect of the Deduction Amount.

The inclusion in the original issue price of each agent's commission and the estimated cost of hedging our obligations under the notes is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity, if any, will be based on the full principal amount of your notes as described in the relevant terms supplement, the original issue price of the notes includes each agent's commission and the estimated cost of hedging our obligations under the notes. Such agent's commission includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by JPMSI, as a result of such compensation or other transaction costs.

We or our affiliates may have adverse economic interests to the holders of the notes.

JPMSI and other affiliates of ours trade other financial instruments related to the potential underlying commodities on a regular basis, for their accounts and for other accounts under their management. JPMSI and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments with returns linked to any of the underlying commodities. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the price of commodity futures contracts underlying the sub-indices that compose the Commodity-IGAR 9 Conditional Long-Short and, accordingly, could affect the value of the notes and the amount, payable to you at maturity, if any.

We or our affiliates may currently or from time to time engage in trading activities related to the potential underlying commodities. We or one or more of our affiliates may also publish research reports, or otherwise express views, with respect to such investments or regarding expected movements in price of the potential underlying commodities. We do not make any representation or warranty to any purchaser of a note with respect to any matters whatsoever relating to such activities or future price movements of the potential underlying commodities.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the price of any of the potential underlying commodities. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We may have hedged our obligations under the notes through certain affiliates or unaffiliated counterparties who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

JPMSI, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Initial Underlying Value, the Ending Underlying Value, the Underlying Return, whether there has been a market disruption event or a discontinuance of the Commodity-IGAR 9 Conditional Long-Short, and whether there has been a material change in the method of calculating the Commodity-IGAR 9 Conditional Long-Short value. In performing these duties, JPMSI may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where JPMSI, as the calculation agent, is entitled to exercise discretion.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the Underlying closing value on any Underlying Valuation Date or any Initial Averaging Date, if applicable, and calculating the amount that we are required to pay to you, if any, at maturity. These events may include disruptions or suspensions of trading in the markets as a whole or the termination or suspension of, or material limitation or disruption in the trading of any commodity futures contract included in one or more of the constituent sub-indices. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that one or more of the Underlying Valuation Dates and the maturity date will be postponed and your return will be adversely affected. In addition, if we or our affiliates are unable to effect transactions necessary to hedge our obligations under the notes, we have the right, but not the obligation, to accelerate the payment on your notes and pay you an amount determined in good faith in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. See "Description of Notes — Market Disruption Events" and "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

The tax consequences of an investment in the notes are unclear.

There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the Internal Revenue Service (the "IRS") regarding the notes. No assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the notes described in "Certain U.S. Federal Income Tax Consequences." If the IRS were successful in asserting an alternative characterization or treatment for the notes, the timing and character of income on the notes could differ materially and adversely from our description herein. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 172-A-I and consult your tax adviser regarding your particular circumstances.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the notes for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

Risks relating to the Underlying

The commodity futures contracts underlying the constituent sub-indices are subject to legal and regulatory regimes that may change in ways that could affect our ability to hedge our obligations under the notes and/or could lead to the early acceleration of your notes.

Futures contracts and options on futures contracts markets, including those future contracts related to the Underlying or any of its constituent sub-indices, are subject to extensive statutes, regulations, and margin requirements. The CFTC and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices which may occur during a single five-minute trading period. These limits could adversely affect the market prices of relevant futures contracts and forward contracts. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. In addition, various national governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. The effects of any future regulatory change on the value of the notes is impossible to predict, but could be substantial and adverse to the interests of noteholders.

For example, the CFTC has recently announced that it is considering imposing position limits on certain commodities (such as energy commodities) and the manner in which current exemptions for bona fide hedging transactions or positions are implemented in order to protect against excessive speculation, which could result in regulatory changes that may affect our ability to hedge our obligations under the notes.

In addition, upon the occurrence of legal or regulatory changes that the calculation agent determines have interfered with our or our affiliates' ability to hedge our obligations under the notes, or if for any other reason we or our affiliates are unable to enter into or maintain hedge positions the calculation agent deems necessary to hedge our obligations under the notes, we may, in our sole and absolute discretion, accelerate the payment on your notes early and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. See "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

The commodity futures contracts underlying the constituent sub-indices of the Commodity-IGAR 9 Conditional Long-Short are subject to legal and regulatory regimes that may change in ways that could result in the COMIGAR Calculation Agent making changes to the constituent sub-indices of the Commodity-IGAR 9 Conditional Long-Short or could result in modifications to the rules governing the Commodity-IGAR 9 Conditional Long-Short, either of which would impact the value of your payment at maturity.

Changes to the legal or regulatory regimes applicable to the commodity futures contracts that underlie the constituent sub-indices of the Commodity-IGAR 9 Conditional Long-Short may result in the COMIGAR Calculation Agent exercising its discretionary right under the rules governing the Commodity-IGAR 9 Conditional Long-Short to remove and/or replace constituents of the Commodity-IGAR 9 Conditional Long-Short, which may, in turn, have a negative effect on the levels of the Commodity-IGAR 9 Conditional Long-Short and your payment at maturity. The removal or replacement of constituents described above could also affect the diversity or volatility of the Commodity-IGAR 9 Conditional Long-Short. For example, the substitute constituent sub-index may have a higher volatility or less of a directional bias than the original constituent sub-index.

In addition, changes to the legal or regulatory regimes applicable to the commodity futures contracts that underlie the constituent sub-indices of the Commodity-IGAR 9 Conditional Long-Short could also result in modifications to the rules governing the Commodity-IGAR 9 Conditional Long-Short, which may, in turn, have a negative effect on the level of the Commodity-IGAR 9 Conditional Long-Short and your payment at maturity. Amendments to the rules governing the Commodity-IGAR 9 Conditional Long-Short which will become effective on or about August 24, 2009, include modifications to permit the COMIGAR Calculation Agent, acting in good faith and in a commercially reasonable manner, to exclude or substitute any constituent sub-index following changes in law that affect the commodities markets or trading in commodities futures contracts.

Such modifications to the rules governing the Commodity-IGAR 9 Conditional Long-Short may impact the value of your payment at maturity, if any, on the notes.

Commodity prices are characterized by high and unpredictable volatility, which could lead to high and unpredictable volatility in the Commodity-IGAR 9 Conditional Long-Short.

Market prices of the commodity options futures contracts underlying the constituent sub-indices that compose the Commodity-IGAR 9 Conditional Long-Short tend to be highly volatile and may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. The price volatility of each commodity also affects the value of the futures and forward contracts related to that commodity and therefore its price at any such time. The price of any one commodity may be correlated to a greater or lesser degree with any other commodity and factors affecting the general supply and demand as well as the prices of other commodities may affect the particular commodity in question. Many commodities are also highly cyclical. These factors may affect the level of the constituent sub-indices and the value of the Commodity-IGAR 9 Conditional Long-Short in varying ways, and different factors may cause the value of different commodities included in the Commodity-IGAR 9 Conditional Long-Short, and the commodity futures contracts of their prices, to move in inconsistent directions at inconsistent rates. This, in turn, will affect the value of the notes linked to the Commodity-IGAR 9 Conditional Long-Short.

The Commodity-IGAR 9 Conditional Long-Short provides one avenue for exposure to commodities. The high volatility and cyclical nature of commodity markets may render these investments inappropriate as the focus of an investment portfolio.

The Commodity-IGAR 9 Conditional Long-Short has a limited operating history and may perform in unanticipated ways.

The Commodity-IGAR 9 Conditional Long-Short was established on February 13, 2009 and therefore has limited historical performance. Any back-testing or similar analysis in respect of the Commodity-IGAR 9 Conditional Long-Short must be considered illustrative only and may be based on estimates or assumptions not used by the calculation agent when determining the Commodity-IGAR 9 Conditional Long-Short values. Past performance should not be considered indicative of future performance.

The reported level of the Commodity-IGAR 9 Conditional Long-Short will include the deduction of an adjustment factor.

One way in which the Commodity-IGAR 9 Conditional Long-Short differs from a typical index is that its daily reported level includes a deduction from the aggregate values of its constituents of an adjustment factor assessed at an annual rate of 0.96%. This adjustment factor is deducted daily and calculated based on an actual/360 accrual basis. As a result of the deduction of this amount, the value of the Commodity-IGAR 9 Conditional Long-Short will trail the value of a hypothetical identically constituted synthetic portfolio from which no such amount is deducted.

An investment in the notes carries the risks associated with the Commodity-IGAR 9 Conditional Long-Short's momentum investment strategy.

The Commodity-IGAR 9 Conditional Long-Short employs a mathematical model intended to implement what is generally known as a momentum investment strategy, which seeks to capitalize on consistent positive and negative market price trends based on the supposition that consistent positive and negative market price trends may continue. This strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components. The Commodity-IGAR 9 Conditional Long-Short strategy may fail to realize gains that could occur as a result of holding a commodity that has experienced price declines, but after which experiences a sudden price spike, or has experienced price increases, but after which experiences a sudden price decline. Further, the rules of the Commodity-IGAR 9 Conditional Long-Short limit exposure to rapidly appreciating or depreciating sub-indices. This is because the Commodity-IGAR 9 Conditional Long-Short rebalances its exposure to sub-indices each month so that the exposure to any one sub-index does not exceed one-twelfth of the total long or short synthetic portfolio as of the time of a monthly rebalancing. By contrast, a synthetic portfolio that does not rebalance monthly in this manner could see greater compounded gains over time through exposure to a consistently and rapidly appreciating or depreciating sub-index.

No assurance can be given that the investment strategy used to construct the Commodity-IGAR 9 Conditional Long-Short will be successful or that the Commodity-IGAR 9 Conditional Long-Short will outperform any alternative index or basket that might be constructed from the constituent sub-indices. Furthermore, because the rules of the Commodity-IGAR 9 Conditional Long-Short limit the synthetic portfolio to holding only to sub-indices that have shown consistent positive or negative price appreciation, the synthetic portfolio may experience periods where it holds few or no sub-indices, and therefore is unlikely during such periods to achieve returns that exceed the returns realized by other investment strategies or be able to capture gains from other appreciating or depreciating assets in the market that are not included in the universe of constituent sub-indices.

Suspension or disruptions of market trading in the commodity and related options futures markets may adversely affect the value of the Commodity-IGAR 9 Conditional Long-Short, and therefore the value of the notes.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in options futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the constituent sub-indices and, therefore, the value of the Commodity-IGAR 9 Conditional Long-Short and the notes.

The Commodity-IGAR 9 Conditional Long-Short may perform poorly during periods characterized by short-term volatility.

The Commodity-IGAR 9 Conditional Long-Short's strategy is based on momentum investing. Momentum investing strategies are effective at identifying the current market direction in trending markets. However, in non-trending, sideways markets, momentum investment strategies are subject to "whipsaws." A whipsaw occurs when the market reverses and does the opposite of what is indicated by the trend indicator, resulting in a trading loss during the particular period. Consequently, the Commodity-IGAR 9 Conditional Long-Short may perform poorly in non-trending, "choppy" markets characterized by short-term volatility.

Higher or lower future prices of the commodity futures contracts underlying the constituent sub-indices relative to their current prices may affect the value of the Commodity-IGAR 9 Conditional Long-Short and the value of the notes.

The constituent sub-indices are composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the constituent sub-indices approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as "rolling." If the market for these contracts is (putting aside other considerations) in "backwardation," where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a "roll yield." While many of the contracts included in the constituent sub-indices have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. The presence of contango in the commodity markets (*i.e.* where the prices for the relevant futures contract are higher in the distant delivery month than in the nearby delivery month) could result in negative "roll yields." Negative "roll yields" could adversely affect the value of the constituent sub-indices and if such sub-indices are among the strongest constituents, this would adversely affect the value of the Commodity-IGAR 9 Conditional Long-Short and the value of the notes. Positive "roll yields" on constituent sub-indices among the weakest constituents would adversely affect the value of the Commodity-IGAR 9 Conditional Long-Short and the value of notes.

Some of the potential constituent sub-indices of the Commodity-IGAR 9 Conditional Long-Short will be subject to pronounced risks of pricing volatility.

As a general matter, the risk of low liquidity or volatile pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities. Many commodities, like those in the energy and industrial metals sectors, have liquid futures contracts that expire every month. Therefore, these contracts are rolled forward every month. Contracts based on certain other commodities, most notably agricultural and livestock products, tend to have only a few contract months each year that trade with substantial liquidity. Thus, these commodities, with related futures contracts that expire infrequently, roll forward less frequently than every month, and can have further pronounced pricing volatility during extended periods of low liquidity. The risk of aberrational liquidity or pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take delivery of the underlying commodities. In respect of sub-indices that represent energy, it should be noted that due to the significant level of continuous consumption, limited reserves, and oil cartel controls, energy commodities are subject to rapid price increases in the event of perceived or actual shortages. These factors (when combined or in isolation) may affect the price of futures contracts and, as a consequence, the performance of the constituent sub-indices and the Commodity-IGAR 9 Conditional Long-Short.

The COMIGAR Calculation Agent has discretion in relation to the Commodity-IGAR 9 Conditional Long-Short and is under no obligation to consider your interests as holder of the notes.

The COMIGAR Calculation Agent has responsibility for calculating and publishing the Commodity-IGAR 9 Conditional Long-Short values. It is entitled to exercise discretion in relation to the Commodity-IGAR 9 Conditional Long-Short, including but not limited to, the determination of the values to be used in the event of market disruptions that affect its ability to calculate and publish the strategy and the interpretation of rules governing Commodity-IGAR 9 Conditional Long-Short. In addition, under Commodity-IGAR 9 Conditional Long-Short, the COMIGAR Calculation Agent has discretion, acting in good faith and in a commercially reasonable manner, to include, exclude or substitute any constituent on a specific date of its choosing or to amend the rules governing the Commodity-IGAR 9 Conditional Long-Short so as to include a non-S&P GSCI™ sub-index as a constituent sub-index. Although the COMIGAR Calculation Agent will make all determinations and take all action in relation to the Commodity-IGAR 9 Conditional Long-Short acting in good faith, it should be noted that such discretion could have an impact, positive or negative, on the Commodity-IGAR 9 Conditional Long-Short values. The COMIGAR Calculation Agent is under no obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.

The universe of potential constituents of the Commodity-IGAR 9 Conditional Long-Short synthetic portfolio may change.

It is expected that the universe of potential constituents for the Commodity-IGAR 9 Conditional Long-Short synthetic portfolio will consist of the sub-indices that are components of the S&P GSCI™. The S&P GSCI™ may add or eliminate component sub-indices from time to time. Any such additions or eliminations may affect the performance, volatility or diversity of the Commodity-IGAR 9 Conditional Long-Short. Over time the S&P GSCI™ has tended to add sub-index components, however, no assurance can be made that the number of components of the S&P GSCI™ will not decline over time. A decline in the number of components could adversely affect performance of the Commodity-IGAR 9 Conditional Long-Short because a reduced number of components would reduce the pool of potential components that pass the Commodity-IGAR 9 Conditional Long-Short algorithm's performance and consistency tests, which could cause a relatively greater proportion of the Commodity-IGAR 9 Conditional Long-Short synthetic portfolio to be uninvested. The Commodity-IGAR 9 Conditional Long-Short requires inputs of twelve months of performance data in order to determine whether a sub-index has passed its performance test. As a result, a sub-index added to the S&P GSCI™ will not be immediately eligible for inclusion in the Commodity-IGAR 9 Conditional Long-Short. A lag of twelve months will exist from the time a sub-index is included in the S&P GSCI™ and the time that such sub-index may be included in the universe of potential constituents of Commodity-IGAR 9 Conditional Long-Short. This lag effect could temporarily prevent the inclusion into the Commodity-IGAR 9 Conditional Long-Short synthetic portfolio of outperforming and underperforming commodities.

The Commodity-IGAR 9 Conditional Long-Short is not a fully diversified portfolio.

Diversification is generally considered to reduce the amount of risk associated with generating returns. However, there can be no assurance that the Commodity-IGAR 9 Conditional Long-Short will be sufficiently diversified at any time to reduce or minimize such risks to any extent.

The Commodity-IGAR 9 Conditional Long-Short synthetic portfolio will not replicate the components or weightings of the S&P GSCI™ Commodity Index.

The synthetic portfolio referenced from time to time by the Commodity-IGAR 9 Conditional Long-Short will consist of between zero and twenty-four equally-weighted components. By contrast, the S&P GSCI™ seeks to allocate weights based on the relative importance of component commodities within the overall economy. In addition, a portion or even all of the Commodity-IGAR 9 Conditional Long-Short synthetic portfolio could be deemed uninvested in any given month. For example, as of July 9, 2009, the Commodity-IGAR 9 Conditional Long-Short synthetic portfolio contains long positions in one component and short positions in twelve components. As a result, Commodity-IGAR 9 Conditional Long-Short will not track an econometric-weighted commodity portfolio or assume constant exposure to commodity positions.

Because the Commodity-IGAR 9 Conditional Long-Short may include notional short positions, the Commodity-IGAR 9 Conditional Long-Short may be subject to additional risks.

The Commodity-IGAR 9 Conditional Long-Short employs a technique generally known as "long-short" strategy. This means the Commodity-IGAR 9 Conditional Long-Short could include a number of notional long positions and a number of notional short positions. Unlike long positions, short positions are subject to unlimited risk of loss because there is no limit on the amount by which the price that the relevant asset may appreciate before the short position is closed. Although the minimum payment at maturity is $0 (or the Additional Amount, if applicable), it is possible that any notional short position included in the Commodity-IGAR 9 Conditional Long-Short may appreciate substantially with an adverse impact on the Commodity-IGAR 9 Conditional Long-Short value and your notes.

The notes may be subject to increased volatility due to the use of leverage.

If the short leg of the Commodity-IGAR 9 Conditional Long-Short is not de-activated, the sum of the absolute values of the conditional long-short target weights may be greater than 1 and, consequently, the Commodity-IGAR 9 Conditional Long-Short may include leverage. Where the synthetic portfolio is leveraged, any price movements in the commodity contracts replicating the constituent sub-indices may result in greater changes in the value of the Commodity-IGAR 9 Conditional Long-Short than if leverage was not used, which in turn could cause you to receive a lower payment at maturity than you would otherwise receive.

The notes are linked to an excess return index and not a total return index.

The notes are linked to an excess return index and not a total return index. The Commodity-IGAR 9 Conditional Long-Short is an excess return index intended to track the performance of a synthetic portfolio of commodity excess return sub-indices. The return from investing in futures contracts derives from three sources: (a) changes in the price of the relevant futures contracts (which is known as the "price return"); (b) any profit or loss realized when rolling the relevant futures contracts (which is known as the "roll return"); and (c) any interest earned on the cash deposited as collateral for the purchase of the relevant futures contracts (which is known as the "collateral return").

The constituent sub-indices are excess return indices that measure the returns accrued from investing in uncollateralized futures contracts (*i.e.* the sum of the price return and the roll return associated with an investment in futures contracts). By contrast, a total return index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts. (*i.e.*, the collateral return associated with an investment in futures contracts). Investing in the notes will therefore not generate the same return as one would obtain from investing directly in the relevant futures contracts or in a total return index related to such future contracts.

USE OF PROCEEDS

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes and the estimated cost of hedging our obligations under the notes. We may have hedged our obligations under the notes through certain affiliates or unaffiliated counterparties.

Unless otherwise specified in the relevant terms supplement, each agent's commissions will include the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, our projected profit resulting from such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in instruments whose value is derived from the Commodity-IGAR 9 Conditional Long-Short or from the sub-index constituents of the Commodity-IGAR 9 Conditional Long-Short , or positions in options or futures contracts underlying such sub-indices, or positions in related options or futures contracts. While we cannot predict an outcome, such hedging activity or other hedging or investment activities of ours could potentially increase the level of the sub-indices potentially included in the Commodity-IGAR 9 Conditional Long-Short , and therefore effectively establish a higher level that the sub-indices must achieve for you to obtain a return on your investment or to avoid a loss of principal at maturity (other than the Additional Amount, if applicable). From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy that may involve taking long or short positions in the instruments described above. Although we have no reason to believe that any of these activities will have a material impact on the price of commodity futures contracts that determine the level of the sub-indices potentially included the Commodity-IGAR 9 Conditional Long-Short , or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder will have any rights or interest in our hedging activity or any positions we or any unaffiliated counterparties may take in connection with our hedging activity.

THE JPMORGAN COMMODITY INVESTABLE GLOBAL ASSET ROTATOR 9 CONDITIONAL LONG-SHORT INDEX

The Commodity-IGAR 9 Conditional Long-Short Index (the "Underlying" or the "Commodity-IGAR 9 Conditional Long-Short"), which was developed and is maintained and calculated by J.P. Morgan Securities Ltd., is a dynamic basket that delivers exposure to up to 24 S&P GSCI™ Index commodity sub-indices. The description of the underlying the Commodity-IGAR 9 Conditional Long-Short strategy and methodology included in this product supplement is based on rules formulated by J.P. Morgan Securities Ltd. The rules in effect as of the date of this product supplement are attached as Annex A (the "Current Rules"). Amendments to the Current Rules will be become effective on or about August 24, 2009 (the "Rule Amendment Effective Date") and the amended rules are attached as Annex B (the "New Rules," and together with the Current Rules, the "Rules"). The Commodity-IGAR 9 Conditional Long-Short is the intellectual property of J.P. Morgan Securities Ltd., and J.P. Morgan Securities Ltd. reserves all rights with respect to its ownership of the Commodity-IGAR 9 Conditional Long-Short.

This description of the Rules is qualified by the full text of the Rules. The Rules, and not this description, will govern the calculation and constitution of the Commodity-IGAR 9 Conditional Long-Short and other decisions and actions related to its maintenance. References to the Rules, Rules Annex and Rules Appendices in this section are references to the full text thereof in the Current Rules or the New Rules, as applicable in the forms attached as annexes to this product supplement, respectively.

The Commodity-IGAR 9 Conditional Long-Short compiles and rebalances monthly a synthetic portfolio drawn from among the components of the S&P GSCI™. The Commodity-IGAR 9 Conditional Long-Short is rebalanced using an investment strategy that is generally known as momentum investing. The rebalancing method therefore seeks to capitalize on positive and negative trends in the U.S. dollar level of the constituents on the assumption that if certain constituents performed well or poorly in the past they will continue to perform well or poorly in the future. The initial Commodity-IGAR 9 Conditional Long-Short hypothetical value was calculated with a reference value of 100 as of February 13, 2009, using the algorithms set out in Annex A.

The Commodity-IGAR 9 Conditional Long-Short is an excess return index intended to track the performance of a synthetic portfolio of commodity excess return sub-indices. An excess return index reflects the returns that are potentially available through an uncollateralized investment in the contracts underlying such index, including any profit or loss realized when rolling such contracts.

The Commodity-IGAR 9 Conditional Long-Short is described as a "notional" or "synthetic" portfolio or basket because its reported value does not represent the value of any actual assets held by any person. The value of the Commodity-IGAR 9 Conditional Long-Short at any point is the value of a hypothetical uncollateralized portfolio of constituents, minus adjustment factor equivalent to ninety-six basis points (0.96%) per year, calculated and deducted daily, as of that point, and there is no actual portfolio of assets in which any person has any ownership interest.

The allocation among the constituents within the synthetic portfolio is rebalanced monthly. The strategy synthetically invests in up to twelve long and twelve short positions in constituents, currently from a universe of each of the 24 components of the S&P GSCI™, based upon absolute historic one-year performance and consistent historical monthly appreciation. The universe of potential constituents is set forth under "—The Constituents of the Commodity-IGAR 9 Conditional Long-Short" below. Each constituent with positive or negative performance that passes its consistency test and is included in the synthetic portfolio is weighted as one-twelfth (for constituents with the strongest positive performance) or, if the short leg of the Commodity-IGAR 9 Conditional Long-Short is not de-activated, minus one-twelfth (for constituents with the weakest negative performance), as applicable, of the synthetic portfolio for the month in which it is included. In the event that fewer than twelve constituents with positive performance or twelve constituents with negative performance pass their respective consistency algorithms, one-twelfth (for constituents with the strongest positive performance) or minus one-twelfth (for constituents with the weakest negative performance), as applicable, of the synthetic portfolio will be deemed uninvested during that month for each of the positions that are unfilled by an included sub-index. As of July 9, 2009, the synthetic portfolio contains long positions in one component and short positions in twelve components.

It is expected that the universe of potential constituents will continue to be limited to the 24 components of the S&P GSCI™, excluding components that are linked to relatively illiquid commodities and components that have not reported twelve months of historical performance data, set forth under "—The Constituents of the Commodity-IGAR 9 Conditional Long-Short" below. The S&P GSCI™ single commodity components are chosen as the potential Commodity-IGAR 9 Conditional Long-Short components because of their wide usage as commodity contract price benchmarks and correlation with commodity spot prices.

Calculation and Publication of the Commodity-IGAR 9 Conditional Long-Short values

J.P. Morgan Securities Ltd. or any affiliate or subsidiary designated by it will act as calculation agent for the Commodity-IGAR 9 Conditional Long-Short (the "COMIGAR Calculation Agent"). Subject to any Disrupted Day or Limit Day, the COMIGAR Calculation Agent will calculate the Commodity-IGAR 9 Conditional Long-Short value (the "Underlying closing value") on every Index Valuation Day for the purposes of reporting the value, based on the U.S. dollar levels of the constituents of the synthetic portfolio as of such Index Valuation Day. The value of the Commodity-IGAR 9 Conditional Long-Short is published by Bloomberg Financial Markets under the ticker "CMDT9CER" and we expect it to continue to be published through the maturity of the notes. (Rule 4.1 and Rule 6.1)

The COMIGAR Calculation Agent may calculate the Commodity-IGAR 9 Conditional Long-Short values with greater frequency than daily and share this calculation with its affiliates for internal purposes.

The COMIGAR Calculation Agent will not be obligated to publish the value of the Commodity-IGAR 9 Conditional Long-Short on any day that is a Disrupted Day or Limit Day, although it may do so retrospectively (Rule 6.3). See "—Disruption and Limit Events Affecting the Commodity-IGAR 9 Conditional Long-Short values (including Reweighting Dates and Rebalancing Dates)" below.

The value of the Commodity-IGAR 9 Conditional Long-Short will be calculated by the COMIGAR Calculation Agent using the algorithm appended to the Rules. (Rule 4)

The value of the Commodity-IGAR 9 Conditional Long-Short for any Index Valuation Day will be based on the U.S. dollar levels of the constituents as of such Index Valuation Day. (Rule 4.1) The value of the Commodity-IGAR 9 Conditional Long-Short is calculated and reported in U.S. dollars. The level of the Commodity-IGAR 9 Conditional Long-Short on each Index Valuation Day will be calculated to reflect the then-current weightings of the individual constituents in accordance with the Rebalancing algorithm set forth in Annex 2 of the Rules, as well as the then-current weightings of three synthetically constructed component indices, which are identical and reflect the same synthetic portfolio of constituents, except that they generally rebalance on different days of each month (Rule 2.2 of the Rules and Rule 3 of the Rules Appendix) in accordance with the Reweighting algorithm set forth in Annex 1 of the Rules.

The Bloomberg ticker symbol for the Commodity-IGAR 9 Conditional Long-Short is "CMDT9CER." The Commodity-IGAR 9 Conditional Long-Short value will be reported to four (4) decimal places (although the COMIGAR Calculation Agent may maintain a record of the Commodity-IGAR 9 Conditional Long-Short Value with greater precision for internal purposes) on every Commodity-IGAR 9 Conditional Long-Short Index Valuation Day. The COMIGAR Calculation Agent will be under no obligation to any person to provide Commodity-IGAR 9 Conditional Long-Short values by any alternative method if publication of the CMDT9CER ticker is subject to any delay in or interruptions of publication or any act of God, act of governmental authority, or act of public enemy, or due to war, the outbreak or escalation of hostilities, fire, flood, civil commotion, insurrection, labor difficulty including, without limitation, any strike, other work stoppage, or slow-down, severe or adverse weather conditions, power failure, communications line or other technological failure that may occur or any other event beyond the control of the COMIGAR Calculation Agent. (Rules 6.2 and 6.4)

The Constituents of the Commodity-IGAR 9 Conditional Long-Short

The table below sets out the current universe of potential constituents of the Commodity-IGAR 9 Conditional Long-Short synthetic portfolio, as well as the Bloomberg® ticker for each potential constituent. (Rules Annex 5) This current universe includes all of the 24 components currently included in the S&P GSCI™.

Reference Commodity	Bloomberg® Ticker of Related Component	Reference Commodity	Bloomberg® Ticker of Related Component
Energy:		**Agriculture:**	
Brent Crude Oil	SPGCBRP	Soybean	SPGCSOP
Crude Oil	SPGCCLP	Wheat	SPGCWHP
Gas Oil	SPGCGOP	Coffee	SPGCKCP
Gasoline (RBOB)	SPGCHUP	Sugar	SPGCSBP
Heating Oil	SPGCHOP	Red Wheat	SPGCKWP
Natural Gas	SPGCNGP	Cotton	SPGCCTP
Industrial metals:		Cocoa	SPGCCCP
Zinc	SPGCIZP	Corn	SPGCCNP
Nickel	SPGCIKP	**Livestock:**	
Lead	SPGCILP	Lean Hogs	SPGCLHP
Copper	SPGCICP	Live Cattle	SPGCLCP
Aluminum	SPGCIAP	Feeder Cattle	SPGCFCP
Precious metals:			
Silver	SPGCSIP		
Gold	SPGCGCP		

As of the most recent rebalancing of the Commodity-IGAR 9 Conditional Long-Short which took place on July 9, 2009, the synthetic portfolio for the monthly period commencing on such date contained long positions in one constituent, which was the constituent referencing Sugar, and short positions in twelve constituents, which were the constituents referencing Coffee, Crude Oil, Corn, Gas Oil, Heating Oil, Aluminum, Red Wheat, Live Cattle, Lean Hogs, Natural Gas, Silver and Wheat.

The Commodity-IGAR 9 Conditional Long-Short Algorithms, Reweighting and Rebalancing

The component indices of the Commodity-IGAR 9 Conditional Long-Short are re-weighted immediately upon the close of trading on the first Index Valuation Day of every month (subject to the impact of a Disrupted Day or Limit Day), which we refer to as the Reweighting Date, based on the levels of the component indices on the immediately preceding Reweighting Date (Annex 1 of Rules Appendix). Each component index is rebalanced immediately upon the close of trading on its relevant Rebalancing Date (which are the first, second and fifth Index Valuation Days of every month) based on the levels of the constituents over the relevant observation period (Rule 2 of the Rules Appendix). On each Rebalancing Selection Date, which is the first Index Valuation Day of each month, the COMIGAR Calculation Agent determines the strongest and the weakest constituents of the Commodity-IGAR 9 Conditional Long-Short by:

1.   obtaining the performance of each constituent over the relevant observation period using the algorithm set out in Rules Annex 4;

2.   ranking the constituents with a positive performance in descending order from the constituent with the strongest performance to the constituent with the weakest performance based on their respective 12-month historical performances; and running the long consistency test, using the algorithm set out in Rule 5.1 of the Rules Appendix;

3.   ranking the constituents with a negative performance in ascending order from the constituent with the weakest performance to the constituent with the strongest performance based on their respective 12-month historical performances; and running the conditional short consistency test, using the algorithm set out in Rule 5.2 of the Rules Appendix.

A constituent will only be eligible for inclusion in the Commodity-IGAR 9 Conditional Long-Short's synthetic portfolio through the next following Rebalancing Date if it either has a positive performance and passes the long consistency test, or if it has a negative or zero performance and passes the conditional short consistency test. (Rules 4.2.1 and 4.2.2 of the Rules Appendix)

The Performance Test

The performance test algorithm obtains a measure of year-over-year performance for each constituent. The algorithm compares the dollar value of the constituent at the close of trading on the last Index Valuation Day that is not a Disrupted Day of the calendar month immediately preceding the Rebalancing Selection Date against the dollar value of the constituent at the close of trading on the last Index Valuation Day that is not a Disrupted Day of the 13th calendar month immediately preceding the Rebalancing Selection Date. The percentage change in the dollar value of the constituent represents the performance of the constituent. (Rules Annex 4)

The Long Consistency Test

The long consistency test algorithm obtains a measure of performance consistency over the twelve monthly periods preceding the Rebalancing Selection Date for each constituent for which the performance algorithm has yielded a positive percentage change. The long consistency test algorithm compares the dollar value of the constituent as of the last Index Valuation Day that is not a Disrupted Day of a given calendar month against the corresponding dollar value as of the last Index Valuation Day that is not a Disrupted Day of the immediately previous calendar month. This comparison is performed for each of the months in the twelve-month period preceding the Rebalancing Selection Date. Each month in the twelve -month period is assigned a different weight, which, (1) if the performance for that month is positive, will range from 0.4 (for the monthly period occurring one year prior to the Rebalancing Selection Date) to 2.0 (for the most recent month) or (2) in all other cases, will be equal to zero. In this way the most recent monthly performances that are positive are attributed relatively greater weight than earlier monthly performances. A constituent will pass the long consistency test if the sum of the weights of the months in which the constituent attained positive performance is equal to or greater than six. (Rule 5.1 of the Rules Appendix)

The Conditional Short Consistency Test

The conditional short consistency test algorithm obtains a measure of performance consistency over the twelve monthly periods preceding the Rebalancing Selection Date for each constituent for which the performance algorithm has yielded a negative percentage change. The algorithm compares the dollar value of the constituent as of the last Index Valuation Day that is not a Disrupted Day of a given calendar month against the corresponding dollar value as of the last Index Valuation Day that is not a Disrupted Day of the immediately previous calendar month. This comparison is performed for each of the months in the twelve-month period preceding the Rebalancing Selection Date. Each month in the twelve -month period is assigned a different weight, which, (1) if the performance for that month is negative and the Equally Weighted Basket Condition (as described below) is met, will range from 0.4 (for the monthly period occurring one year prior to the Rebalancing Selection Date) to 2.0 (for the most recent month), or (2) in all other cases, will be equal to zero. In this way, if the Equally Weighted Basket Condition is not met, the most recent monthly performances that are negative are attributed relatively greater weight than earlier monthly performances. A constituent will pass the conditional short consistency test if the sum of the weights of the months in which the constituent attained negative performance is equal to or greater than six. (Rule 5.2 of the Rules Appendix)

The Equally Weighted Basket Condition is met if (1) an equally weighted basket consisting of all the components of the S&P GSCI™ (currently 24 components) passes the equally weighted basket consistency test described below *and* (2) the performance of that equally weighted basket over the twelve monthly periods preceding the Rebalancing Selection Date is zero or positive. The equally weighted basket consistency test algorithm obtains a measure of performance over the twelve monthly periods preceding the Rebalancing Selection Date of the equally weighted basket. The equally weighted basket consistency test algorithm compares the dollar value of the equally weighted basket as of the last Index Valuation Day that is not a Disrupted Day of a given calendar month against the corresponding dollar value as of the last Index Valuation Day that is not a Disrupted Day of the immediately previous calendar month. This comparison is performed for each of the months in the twelve-month period preceding the Rebalancing Selection Date. Each month in the twelve-month period is assigned a different weight, which, (1) if the equally basket performance for that month is positive, will range from 0.4 (for the monthly period occurring one year prior to the Rebalancing Selection Date) to 2.0 (for the most recent month), or (2) in all other cases, will be equal to zero. In this way the most recent monthly performances that are positive are attributed relatively greater weight than earlier monthly performances. The equally weighted basket will pass the equally weighted basket consistency test if the sum of the weights of the months in which the equally weighted basket attained positive performance is equal to or greater than six. (Rule 5.2 of Rules Appendix)

Accordingly, in the event that (1) the equally weighted basket passes the equally weighted basket consistency test or (2) the performance of the equally weighted basket over the twelve monthly periods preceding the Rebalancing Selection Date is positive or equal to zero, the Equally Weighted Basket Condition would be met, and the short leg of the Commodity-IGAR will be deactivated. In that case, the synthetic portfolio will consist only of long positions in the strongest constituents as described in the constituent weighting methodology below. If, instead, (1) the equally weighted basket fails the equally weighted basket consistency test and (2) the performance of that equally weighted basket over the twelve monthly periods preceding the Rebalancing Selection Date is negative, the short leg of Commodity-IGAR will not be de-activated and both the strongest and weakest constituents will be included in the synthetic portfolio, as described in the constituent weighting methodology below.

Weightings

The up to twelve constituents with a positive performance that are ranked with the strongest positive performance and have successfully passed the long consistency test are the strongest constituents and are assigned a conditional long-short target weight of one-twelfth (1/12) in the Underlying. A weighting of one-twelfth will apply to each of the strongest constituents even if their number is less than twelve. There will be a maximum of twelve strongest constituents. (Rule 1 of the Rules Appendix)

If the Equally Weighted Basket Condition is not met, the short leg of the Commodity-IGAR 9 Conditional Long-Short will not be de-activated. Under these circumstances, the up to twelve constituents with a negative performance that are ranked with the weakest negative performance and have successfully passed the conditional short consistency test are the weakest constituents and are assigned a conditional long-short target weight of minus one twelfth (-1/12) in the Underlying. A weighting of minus one-twelfth will apply to each of the weakest constituents even if their number is less than twelve. There will be a maximum of twelve weakest constituents. (Rule 1 of the Rules Appendix)

The remaining constituents will be assigned a weight of zero percent (0%). (Rule 4.2.3 of Rules Appendix)

In the event that the COMIGAR Calculation Agent determines that there would be more than twelve strongest constituents or, if the short leg of the Commodity-IGAR 9 Conditional Long-Short is activated, more than twelve weakest constituents, because some constituents display the same performance for the relevant observation period, the COMIGAR Calculation Agent will determine the performance for each constituent with precision of up to as many decimal places as necessary until the number of strongest constituents and weakest constituents are reduced to twelve, respectively, acting in good faith using such information and/or methods as it determines, in its reasonable discretion, are appropriate.

In the event that fewer than twelve of the constituents pass their respective consistency test, the synthetic portfolio will consist of the constituents, if any, that pass the long consistency test or the conditional short consistency test , each weighted one-twelfth or, if the short leg of the Commodity-IGAR 9 Conditional Long-Short is activated, minus one-twelfth, as applicable, with the remainder of the portfolio deemed uninvested. As a result, during monthly periods in which few of the constituents pass the long or conditional short consistency tests to which they are subject, the Commodity-IGAR 9 Conditional Long-Short synthetic portfolio will be largely or, if no constituent passes the long or conditional short consistency test to which they are subject, entirely, uninvested. The Commodity-IGAR 9 Conditional Long-Short is intended to mimic the performance of an uncollateralized investment in reference assets. As a result, the portion of the synthetic portfolio that is deemed "uninvested" is deemed to be not held in any interest-bearing or income producing asset, but rather will neither appreciate nor decline in value (other than by daily deduction of the deemed adjustment factor from the value of the synthetic portfolio).

The COMIGAR Calculation Agent and Adjustment Factor

J.P. Morgan Securities Ltd. or any affiliate or subsidiary designated by it will act as calculation agent for the Commodity-IGAR 9 Conditional Long-Short (the "COMIGAR Calculation Agent"). The COMIGAR Calculation Agent's determinations in respect of the Commodity-IGAR 9 Conditional Long-Short and interpretation of the Rules will be final. (Rule 3)

The Commodity-IGAR 9 Conditional Long-Short value is calculated and published net of an adjustment factor equivalent to ninety-six basis points (0.96%) per year calculated daily on an actual/360 basis and notionally deducted daily (in arrears) from the level of each component index of the Commodity-IGAR 9 Conditional Long-Short on each Index Valuation Day. (Rule 3.3 and Annex 4)

Rebalancing Selection Date and Rebalancing Date

Each component index of the Commodity-IGAR 9 Conditional Long-Short is rebalanced immediately following the close of trading on its relevant Rebalancing Date, based on application of the Commodity-IGAR 9 Conditional Long-Short algorithms on the corresponding Rebalancing Selection Date. The term "Rebalancing Selection Date" refers to the first Index Valuation Day of each month and the term "Rebalancing Date" refers to the first, second and fifth Index Valuation Days of each month, subject to the occurrence of a Disrupted Day or Limit Day. On the Rebalancing Selection Date, the strongest and weakest constituents of the Commodity-IGAR 9 Conditional Long-Short are chosen by applying the algorithms described above and set out in Rules Appendix.

The following are descriptions of certain defined terms contained in the Rules:

"Index Valuation Day" means each day (other than a Saturday or a Sunday) on which commercial banks in both New York and London are open generally for business (including for dealings in foreign exchange and foreign currency deposits), and which is a Scheduled Trading Day for all the constituents of the Commodity-IGAR 9 Conditional Long-Short.

"Scheduled Trading Day" means, in respect of a constituent of the Commodity-IGAR 9 Conditional Long-Short, a day on which the sponsor of such constituent is scheduled to publish the U.S. dollars level of such constituent, and the principal exchange for futures and options contracts on such component is scheduled to be open for trading for its regular trading session.

"Limit Day" means in respect of a constituent, any day on which there is a limitation on, or suspension of, the trading of options or futures contracts on the related commodity imposed by any relevant Exchange by reason of movements exceeding "limit up" or "limit down" levels permitted by such Exchange and which, in the opinion of the COMIGAR Calculation Agent, is material taking into account generally prevailing Scheduled Trading Day trading volumes and other market conditions.

"Exchange" means, in respect of any constituent, any exchange on which futures or options contracts relating to that constituent are traded.

"Disrupted Day" means a day on which, in respect of a constituent of the Commodity-IGAR 9 Conditional Long-Short and an Index Valuation Day, the sponsor of such constituent fails to calculate and publish the U.S. dollars level for such consituent.

Disruption and Limit Events Affecting the Commodity-IGAR 9 Conditional Long-Short Values (including Reweighting Dates and Rebalancing Dates)

If any Index Valuation Day is a Disrupted Day or Limit Day in respect of any constituent (each such constituent affected by such Disrupted Day or Limit Day an "Affected Constituent" for that Index Valuation Day), then such Index Valuation Day will remain the day originally scheduled (each such day an "Original IVD") but the calculation of the level of each such Affected Constituent will be calculated retrospectively based on the USD levels of the constituents that are not then Affected Constituents on the Original IVD and the USD level of each such Affected Constituent on the Scheduled Trading Day immediately following such Original IVD that is not a Disrupted Day or Limit Day for such Affected Constituent; *provided* that, if all ten Index Valuation Days immediately following the Original IVD are either Disrupted Days or Limit Days for any such Affected Constituent(s), the COMIGAR Calculation Agent will, on the tenth Index Valuation Day following such Original IVD, calculate, acting in good faith using such information and/or methods as the COMIGAR Calculation Agent determines, in its reasonable discretion, are appropriate, the USD level(s) for such Affected Constituent(s) for the relevant Index Valuation Day and, using such level(s), calculate the level of the Commodity-IGAR 9 Conditional Long-Short for each affected Index Valuation Day. (Rule 5.2) Disrupted Days and Limit Days will have no effect on Rebalancing Selection Dates. (Rule 5.1)

Extraordinary Events Affecting the Commodity-IGAR 9 Conditional Long-Short and Constituents

Successor Constituent

If any constituent is (a) not calculated and announced by the relevant constituent sub-index sponsor but is calculated and announced by a successor sponsor acceptable to the COMIGAR Calculation Agent, or (b) replaced by a successor index using, in the determination of the COMIGAR Calculation Agent, the same or substantially similar formula for and method of calculation as used in the calculation of the relevant constituent, then in each case that successor index (the "Successor Constituent") will be deemed to replace the relevant constituent with effect from a date determined by the COMIGAR Calculation Agent, and the COMIGAR Calculation Agent may make an adjustment to the rules of the Commodity-IGAR 9 Conditional Long-Short, as it determines in good faith is appropriate to account for such change. (Rule 7.1)

Constituent Exclusion and Substitution

Without prejudice to the ability of the COMIGAR Calculation Agent to amend the Rules generally as described elsewhere in this product supplement, the COMIGAR Calculation Agent may, acting in good faith and in a commercially reasonable manner exclude, or substitute for, any constituent, in circumstances in which it reasonably considers it would be unreasonable not to so adjust the universe of constituents to reflect the intention of the Commodity-IGAR 9 Conditional Long-Short strategy in the altered and unanticipated circumstances which have then arisen, including (without prejudice to the generality of the foregoing) changes announced by the relevant constituent sub-index sponsor relating to the modification, exclusion, inclusion or substitution of one constituent or its futures and options contracts from the S&P GSCI™ or any perception among market participants generally that the published U.S. dollar level of the relevant constituent is generally inaccurate (and the index sponsor of such constituent fails to correct such U.S. dollar level), and if it so excludes or substitutes for any constituent, then the COMIGAR Calculation Agent may make such adjustment to these Rules as it determines in good faith to be appropriate to account for such exclusion or substitution on such date(s) selected by the COMIGAR Calculation Agent. (Rule 7.2)

As of the Rule Amendment Effective Date, the COMIGAR Calculation Agent may also exclude or substitute any constituent in accordance with the immediately preceding paragraph following the occurrence (and/or continuation) of a Change in Law, and is under no obligation to continue the calculation and publication of any Commodity-IGAR 9 Conditional Long-Short strategy upon such occurrence and/or continuation or existence of such Change in Law. Under the New Rules, the Calculation Agent may also decide to cancel any Commodity-IGAR 9 Conditional Long-Short strategy if it determines, acting in good faith, that the objective of the relevant Commodity-IGAR 9 Conditional Long-Short strategy can no longer be achieved. (Rule 7.2)

For purposes of the immediately preceding paragraph, a "Change in Law" means: (a) due to: (i) the adoption of, or any change in, any applicable law, regulation or rule (including, without limitation, any tax law); or (ii) the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, as implemented by the U.S. Commodity and Futures Trading Commission or exchange or trading facility), in each case, the COMIGAR Calculation Agent determines in good faith that (x) it is contrary to such law, rule, regulation or order for any market participants that are brokers or financial intermediaries (individually or collectively) to hold, acquire or dispose of (in whole or in part) any constituent or any transaction referencing any constituent or, (y) holding a position in any constituent or any transaction referencing any constituent is (or, but for the consequent disposal or termination thereof, would otherwise be) in excess of any allowable position limit(s) applicable to any market participants that are brokers or financial intermediaries (individually or collectively) under any such law, rule, regulation in relation to such constituent traded on any exchange(s) or other trading facility (including, without limitation, any relevant Exchange); or (b) the occurrence or existence of any: (i) suspension or limitation imposed on trading commodities futures contracts (including, without limitation the constituents); or (ii) any other event that causes trading in commodity futures contracts (including, without limitation constituents) to cease.

Material Change to Constituent

If, at any time, the sponsor of a constituent announces that it will make a material change in the formula for or the method of calculating that constituent or in any other way materially modifies that constituent (other than a modification prescribed in that formula or method to maintain that constituent in the event of changes in constituent stock and capitalization and other routine events) or permanently cancels the constituent and no Successor Index exists or fails to calculate and announce the U.S. dollar level of the constituent, then COMIGAR Calculation Agent will remove such constituent from the universe of constituents and may make such adjustment to these Rules as it determines in good faith to be appropriate to account for such change(s) on such date(s) selected by the COMIGAR Calculation Agent. (Rule 7.3)

Cancellation of Index License

If, at any time, the license granted to the COMIGAR Calculation Agent by the sponsor of any constituent to use such constituent for the purposes of the Commodity-IGAR 9 Conditional Long-Short terminates, or the COMIGAR Calculation Agent's right to use the constituent for the purposes of the Commodity-IGAR 9 Conditional Long-Short is otherwise impaired or ceases (for any reason), then COMIGAR Calculation Agent will remove such constituent from the universe of constituents and may make such adjustment to the Commodity-IGAR 9 Conditional Long-Short rules as it determines in good faith to be appropriate to account for such change(s) on such date(s) selected by the COMIGAR Calculation Agent. (Rule 7.4)

Corrections

In the event that the U.S. dollar level of any constituent used to calculate the Commodity-IGAR 9 Conditional Long-Short values on any Index Valuation Day is subsequently corrected and the correction is published by the relevant sponsor of the constituent on or before the next following Index Valuation Day, then the COMIGAR Calculation Agent may, if practicable and the correction is deemed material by the COMIGAR Calculation Agent, adjust or correct the Commodity-IGAR 9 Conditional Long-Short values published on any relevant Index Valuation Day and publish such corrected Commodity-IGAR 9 Conditional Long-Short values as soon as is reasonably practicable. (Rule 8)

COMIGAR Calculation Agent; Amendment of Rules; Limitation of Liability

The Rules provide that the COMIGAR Calculation Agent must act in good faith and in a commercially reasonable manner. In the event that ambiguities arise in interpreting or applying the Rules, the COMIGAR Calculation Agent will resolve ambiguities in a reasonable manner and, if necessary, amend the Rules to reflect such resolution. (Rule 9)

Neither the COMIGAR Calculation Agent nor any or its affiliates or subsidiaries or any of their respective directors, officers, employees, delegates or agents (each a "Relevant Person") shall have any responsibility to any person (whether as a result of negligence or otherwise) for any determinations made or anything done (or omitted to be determined or done) in respect of the Commodity-IGAR 9 Conditional Long-Short or in respect of the publication of the value of the Commodity-IGAR 9 Conditional Long-Short (or failure to publish such value) and any use which any person may put such value. (Rule 9.3)

All determinations in respect of the Commodity-IGAR 9 Conditional Long-Short shall be final, conclusive and binding, and no person shall be entitled to make any claim against any of the Relevant Persons in respect thereof. Once a determination or calculation is made or action taken by the COMIGAR Calculation Agent or any other Relevant Person in respect of the Commodity-IGAR 9 Conditional Long-Short, neither the COMIGAR Calculation Agent nor any other Relevant Person shall be under any obligation to revise any determination or calculation made or action taken for any reason. (Rule 3.2)

Timing of Effectiveness of Miscellaneous Determinations

Any determination required to be made or action required to be taken in respect of the Commodity-IGAR 9 Conditional Long-Short on a day that is not an Index Valuation Day, will be made or taken (as the case may be) on the next following Index Valuation Day. (Rule 10)

Discontinuation of the Underlying; Alteration of Method of Calculation

If the COMIGAR Calculation Agent discontinues calculation or publication of the Underlying and J.P. Morgan Securities Ltd. or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Underlying (such index being referred to in this product supplement as a "Successor Underlying"), then the Underlying closing value on any relevant Determination Date or any other relevant date on which the Underlying closing value is to be determined will be determined by reference to the value of such Successor Underlying at the time of daily final publication, or close of trading on the relevant exchange or market for the Successor Underlying, as applicable, on such day.

Upon any selection by the calculation agent of a Successor Underlying, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If the COMIGAR Calculation Agent discontinues publication of the Underlying prior to, and such discontinuation is continuing on, a Determination Date or any other relevant date on which the Underlying closing value is to be determined and the calculation agent determines, in its sole discretion, that no Successor Underlying is available at such time, or the calculation agent has previously selected a Successor Underlying and publication of such Successor Underlying is discontinued prior to, and such discontinuation is continuing on, such Determination Date or such other relevant date, then the calculation agent will determine the Underlying closing value for such Determination Date or such other relevant date on such date. The Underlying closing value will be computed by the calculation agent in accordance with the formula for and method of calculating the Underlying or such Successor Underlying, as applicable, last in effect prior to such discontinuation, using the relevant contract price (or, if trading in the relevant commodity future contracts has been materially suspended or materially limited, the calculation agent's good faith estimate of the value that would have prevailed but for the suspension or limitation) at the close of the principal trading session on such date on the relevant exchange of each constituent sub-index most recently constituting the Underlying or Successor Underlying, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the Underlying or Successor Underlying as applicable may adversely affect the value of the notes.

If at any time the method of calculating the Underlying or a Successor Underlying, or the value thereof, is changed in a material respect, or if the Underlying or a Successor Underlying is in any other way modified so that the Underlying or such Successor Underlying does not, in the opinion of the calculation agent, fairly represent the value of the Underlying or such Successor Underlying had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on each date on which the Underlying closing value is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at an underlying of a index comparable to the Underlying or such Successor Underlying, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Underlying closing value with reference to the Underlying or such Successor Underlying, as adjusted. Accordingly, if the method of calculating the Underlying or a Successor Underlying is modified so that the value of such Underlying or Successor Underlying is a fraction of what it would have been if there had been no such modification, then the calculation agent will adjust such Underlying in order to arrive at a value of the Underlying or such Successor Underlying as if there had been no such modification.

BACKGROUND ON THE S&P GSCI™ SINGLE COMMODITY INDICES

Payment on the notes is indirectly linked to the performance of the S&P GSCI™ Index ("S&P GSCI™") single commodity sub-indices (each a "Sub-Index" and collectively, the "Sub-Indices"). The S&P GSCI™ and the Sub-Indices are published by Standard & Poor's, a division of the McGraw-Hill Companies ("S&P"), and are determined, composed and calculated by S&P without regard to the notes. S&P acquired the rights to the S&P GSCI™ from Goldman, Sachs & Co. in 2007. Goldman, Sachs & Co. established and began calculating the index in May 1991. The former name of the index was the Goldman Sachs Commodity Index.

The Sub-Indices reflect the excess returns that are potentially available through an unleveraged investment in the futures contracts relating to the various components of the S&P GSCI™. Since the S&P GSCI™ is the parent index of the Sub-Indices, the methodology for compiling the S&P GSCI™ relates as well to the methodology of compiling the Sub-Indices.

The value of the Sub-Indices on any given day reflects:

- the price levels of the contracts included in the Sub-Index (which represents the value of the Sub-Index), and
- the "contract daily return," which is the percentage change in the total dollar weight of the Sub-Index from the previous day to the current day.

The S&P GSCI™ is an index on a world-production weighted basket of principal non-financial commodities (i.e., physical commodities) that satisfy specified criteria. The S&P GSCI™ is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the S&P GSCI™ are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries. The commodities included in the S&P GSCI™ are weighted, on a production basis, to reflect the relative significance (in the view of S&P, in consultation with the Index Advisory Panel, as described below) of such commodities to the world economy. The fluctuations in the value of the S&P GSCI™ are intended generally to correlate with changes in the prices of such physical commodities in global markets. The S&P GSCI™ has been normalized such that its hypothetical level on January 2, 1970 was 100. Futures contracts on the S&P GSCI™, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.

Set forth below is a summary of the composition of and the methodology used to calculate the S&P GSCI™ and the Sub-Indices. The methodology for determining the composition and weighting of the S&P GSCI™ and for calculating its value is subject to modification in a manner consistent with the purposes of the S&P GSCI™, as described below. S&P makes the official calculations of the S&P GSCI™ and the Sub-Indices.

The Index Committee and the Index Advisory Panel

S&P has established an Index Committee to oversee the daily management and operations of the S&P GSCI™, and is responsible for all analytical methods and calculation of the indices. The Committee is comprised of three full-time professional members of S&P's staff and two members of Goldman Sachs Group, Inc. At each meeting, the Committee reviews any issues that may affect index constituents, statistics comparing the composition of the indices to the market, commodities that are being considered as candidates for an addition to an index, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting commodities, or other matters.

S&P considers information about changes to its indices and related matters to be potentially market moving and material. Therefore, all Index Committee discussions are confidential.

S&P has established an Index Advisory Panel (the "Advisory Panel") to assist it in connection with the operation of the S&P GSCI™. The Advisory Panel meets on an annual basis and at other times at the request of S&P. The principal purpose of the Advisory Panel is to advise S&P with respect to, among other things, the calculation of the S&P GSCI™, the effectiveness of the S&P GSCI™ as a measure of commodity futures market performance and the need for changes in the composition or in the methodology of the S&P GSCI™. The Advisory Panel acts solely in an advisory and consultative capacity; all decisions with respect to the composition, calculation and operation of the S&P GSCI™ are made by S&P.

The Advisory Panel meets on a regular basis, once during each year. Prior to the meeting, S&P determines the commodities and contracts to be included in the S&P GSCI™ for the following calendar year, as well as the weighting factors for each commodity. The Advisory Panel members receive the proposed composition of the S&P GSCI™ in advance of the meeting and discuss the composition at the meeting. S&P also consults the Advisory Panel on any other significant matters with respect to the calculation or operation of the S&P GSCI™. The Advisory Panel may, if necessary or practicable, meet at other times during the year as issues arise that warrant its consideration.

Composition of the S&P GSCI™

In order to be included in the S&P GSCI™, a contract must satisfy the following eligibility criteria:

- The contract must be in respect of a physical commodity and not a financial commodity.

- In addition, the contract must:

  - have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future; and

  - at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement.

From January 2007, the trading facility on which the contract trades must allow market participants to execute spread transactions, through a single order entry, between the pairs of contract expirations (defined below) included in the S&P GSCI™ that, at any given point in time, will be involved in the rolls to be effected in the next three roll periods (defined below).

The commodity must be the subject of a contract that:

- is denominated in U.S. dollars; and

- is traded on or through an exchange, facility or other platform (referred to as a "trading facility") that has its principal place of business or operations in a country which is a member of the Organization for Economic Cooperation and Development and that:

  - makes price quotations generally available to its members or participants (and to S&P) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;

  - makes reliable trading volume information available to S&P with at least the frequency required by S&P to make the monthly determinations;

  - accepts bids and offers from multiple participants or price providers; and

  - is accessible by a sufficiently broad range of participants.

With respect to inclusion on each Sub-Index, a contract must be in respect to the physical commodity that is described by that specific index.

The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the "daily contract reference price") generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the S&P GSCI™ . In appropriate circumstances, however, S&P, in consultation with the Advisory Panel, may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes.

At and after the time a contract is included in the S&P GSCI™ the daily contract reference price for such contract must be published between 10:00 a.m. and 4:00 p.m., New York City time, on each business day relating to such contract by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and to S&P) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

For a contract to be eligible for inclusion in the S&P GSCI™, volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made. The following eligibility criteria apply:

- A contract that is not included in the S&P GSCI™ at the time of determination and that is based on a commodity that is not represented in the S&P GSCI™ at such time must, in order to be added to the S&P GSCI™ at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $15 billion. The total dollar value traded is the dollar value of the total quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.

- A contract that is already included in the S&P GSCI™ at the time of determination and that is the only contract on the relevant commodity included in the S&P GSCI™ must, in order to continue to be included in the S&P GSCI™ after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S $5 billion and at least U.S. $10 billion during at least one of the three most recent annual periods used in making the determination.

- A contract that is not included in the S&P GSCI™ at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI™ at such time must, in order to be added to the S&P GSCI™ at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized of at least U.S. $30 billion.

- A contract that is already included in the S&P GSCI™ at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI™ at such time must, in order to continue to be included in the S&P GSCI™ after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $10 billion and at least U.S. $20 billion during at least one of the three most recent annual periods used in making the determination.

In addition:

- A contract that is already included in the S&P GSCI™ at the time of determination must, in order to continue to be included after such time, have a reference percentage dollar weight of at least 0.10%. The reference percentage dollar weight of a contract is determined by multiplying the CPW (defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the S&P GSCI™ and each contract's percentage of the total is then determined.

- A contract that is not included in the S&P GSCI™ at the time of determination must, in order to be added to the S&P GSCI™ at such time, have a reference percentage dollar weight of at least 1.0%.

- In the event that two or more contracts on the same commodity satisfy the eligibility criteria, such contracts will be included in the S&P GSCI™ in the order of their respective total quantity traded during the relevant period (determined as the total quantity of the commodity underlying transactions in the relevant contract), with the contract having the highest total quantity traded being included first, provided that no further contracts will be included if such inclusion would result in the portion of the S&P GSCI™ attributable to such commodity exceeding a particular level.

- If additional contracts could be included with respect to several commodities at the same time, that procedure is first applied with respect to the commodity that has the smallest portion of the S&P GSCI™ attributable to it at the time of determination. Subject to the other eligibility criteria relating to the composition of the S&P GSCI™ the contract with the highest total quantity traded on such commodity will be included. Before any additional contracts on the same commodity or on any other commodity are included, the portion of the S&P GSCI™ attributable to all commodities is recalculated. The selection procedure described above is then repeated with respect to the contracts on the commodity that then has the smallest portion of the S&P GSCI™ attributable to it.

The contracts currently included in the S&P GSCI™ are all futures contracts traded on the New York Mercantile Exchange, Inc. ("NYM"), the International Petroleum Exchange ("IPE"), the Chicago Mercantile Exchange ("CME"), the Chicago Board of Trade ("CBT"), the Coffee, Sugar & Cocoa Exchange, Inc. ("CSC"), the New York Cotton Exchange ("NYC"), the Kansas City Board of Trade ("KBT"), the Commodities Exchange Inc. ("CMX"), and the London Metal Exchange ("LME").

The five-year moving average is updated annually for each commodity included in the S&P GSCI™, based on the most recent five-year period (ending approximately two years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights, or CPWs, used in calculating the S&P GSCI™ are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity. However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

In addition, S&P performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the S&P GSCI™ is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the S&P GSCI™ to shift from contracts that have lost substantial liquidity into more liquid contracts, during the course of a given year. As a result, it is possible that the composition or weighting of the S&P GSCI™ will change on one or more of these monthly evaluation dates. In addition, regardless of whether any changes have occurred during the year, S&P reevaluates the composition of the S&P GSCI™, in consultation with the Advisory Panel, at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the S&P GSCI™. Commodities included in the S&P GSCI™ which no longer satisfy such criteria, if any, will be deleted.

S&P, in consultation with the Advisory Panel, also determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the S&P GSCI™ are necessary or appropriate in order to assure that the S&P GSCI™ represents a measure of commodity market performance. S&P has the discretion to make any such modifications, in consultation with the Advisory Panel.

Contract Expirations

Because the S&P GSCI™ comprises actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as "contract expirations." The contract expirations included in the S&P GSCI™ for each commodity during a given year are designated by S&P, in consultation with the Advisory Panel, provided that each such contract must be an "active contract." An "active contract" for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the S&P GSCI™ will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by S&P. If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI™. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the index. If that timing is not practicable, S&P will determine the date of the replacement and will consider a number of factors, including the differences between the existing contract and the replacement contract with respect to contractual specifications and contract expirations.

Value of the S&P GSCI™

The value of the S&P GSCI™ on any given day is equal to the total dollar weight of the S&P GSCI™ divided by a normalizing constant that assures the continuity of the S&P GSCI™ over time. The total dollar weight of the S&P GSCI™ is the sum of the dollar weight of each of the underlying commodities.

The dollar weight of each such commodity on any given day is equal to:

- the daily contract reference price,
- multiplied by the appropriate CPWs, and
- during a roll period, the appropriate "roll weights" (discussed below).

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided, that, if the price is not made available or corrected by 4:00 p.m. New York City time, S&P may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant S&P GSCI™ calculation.

Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the S&P GSCI™ of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate "roll weight," divided by the total dollar weight of the S&P GSCI™ on the preceding day, minus one.

The "roll weight" of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. If actual positions in the relevant markets were rolled forward, the roll would likely need to take place over a period of days. Since the S&P GSCI™ is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCI™ also takes place over a period of days at the beginning of each month (referred to as the "roll period"). On each day of the roll period, the "roll weights" of the first nearby contract expiration on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the S&P GSCI™ is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If on any day during a roll period any of the following conditions exists, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist:

- no daily contract reference price is available for a given contract expiration;

- any such price represents the maximum or minimum price for such contract month, based on exchange price limits (referred to as a "Limit Price");

- the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 p.m., New York City time. In that event, S&P may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price; provided, that, if the trading facility publishes a price before the opening of trading on the next day, S&P will revise the portion of the roll accordingly; or

- trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll with respect to the affected contract, will be effected in its entirety on the next day on which such conditions no longer exist.

Calculation of the Sub-Indices

The value of any of the Sub-Indices on any S&P GSCI™ business day is equal to the product of (1) the value of the underlying futures contracts on the immediately preceding S&P GSCI™ business day multiplied by (2) one plus the contract daily return of the applicable Sub-Index on the S&P GSCI™ business day on which the calculation is made.

Information

All information contained herein relating to the S&P GSCI™ and each of the Sub-Indices, including their make-up, method of calculation, changes in its components and historical performance, has been derived from publicly available information.

The information contained herein with respect to each of the Sub-Indices and the S&P GSCI™ reflects the policies of and is subject to change by S&P.

Current information regarding the market value of the Sub-Indices is available from S&P and from numerous public information sources. We make no representation that the publicly available information about the Sub-Indices is accurate or complete.

License Agreement with Standard & Poor's

The S&P GSCI™ and the Sub-Indices are licensed by Standard & Poor's, a division of The McGraw-Hill Companies ("S&P") for use in connection with an issuance of the notes.

The notes are not sponsored, endorsed, sold or promoted by S&P. S&P does not make any representations or warranties, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P indices to track general stock market performance or any economic factors. S&P's only relationship to JPMorgan Chase Bank, N.A. (the "Licensee") and its affiliates is the licensing of certain trademarks and trade names of S&P and/or of the S&P GSCI™ which is determined, composed and calculated by S&P without regard to the Licensee or the notes. S&P has no obligation to take the needs of the Licensee, its affiliates or the owners of the notes into consideration in determining, composing or calculating the S&P GSCI™. S&P is not responsible for and have not participated in the determination of, the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P GSCI™ OR ANY DATA INCLUDED THEREIN, AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTIES, EXPRESS OR IMPLIED, CONDITIONS OR REPRESENTATIONS AS TO RESULTS TO BE OBTAINED BY LICENSEE, ITS AFFILIATES, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P GSCI™ OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P GSCI™ OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

GENERAL TERMS OF NOTES

Calculation Agent and COMIGAR Calculation Agent

Your payment on the notes will effectively be determined by calculations undertaken by two entities, each of which is a subsidiary of ours. J.P. Morgan Securities Inc., or JPMSI, which is referred to in this product supplement as the "calculation agent" will act as the calculation agent for the notes and in this capacity will make all determinations with respect to our payment obligations under the notes. J.P. Morgan Securities Ltd. serves as COMIGAR Calculation Agent, and in this capacity will make determinations with respect to the composition and level of Commodity-IGAR 9 Conditional Long-Short . For more information on the COMIGAR Calculation Agent see "The JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index — The COMIGAR Calculation Agent and Adjustment Factor" elsewhere in this product supplement.

The calculation agent will determine, among other things, the Initial Underlying Value, the Strike Value, if applicable, the Underlying closing value on each Initial Averaging Date, if applicable, and each Underlying Valuation Date, the Ending Underlying Value, the Underlying Return and the payment at maturity, if any, on the notes. In addition, the calculation agent will determine whether there has been a market disruption event or a discontinuation of the Underlying, the amount payable to you in the event of an early acceleration and whether there has been a material change in the method of calculating the Underlying. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the original issue of the notes without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m., New York City time, on the business day preceding the maturity date.

All calculations with respect to the Initial Underlying Value, the Ending Underlying Value, the Underlying Return or any Underlying closing value will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, .876545 would be rounded to .87655); all dollar amounts related to determination of the payment per $1,000 principal amount note at maturity, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

Certain events may prevent the COMIGAR Calculation Agent from calculating the Underlying closing value on any Initial Averaging Date, if applicable, or Underlying Valuation Date. The failure may, in turn, prevent the calculation agent from determining the amount, if any, that we will pay you at maturity. These events may include failure of the COMIGAR Calculation Agent to publish the value of the Commodity-IGAR 9 Conditional Long-Short, as well as disruptions or suspensions of trading in the markets for derivative products linked to the constituent sub-indices included in the Commodity-IGAR 9 Conditional Long-Short synthetic portfolio as of such Underlying Valuation Date, trading in the markets for commodity futures contracts underlying any constituent sub-index contained in the Commodity-IGAR 9 Conditional Long-Short synthetic portfolio, or trading in the commodity markets as a whole. In addition, certain events may prevent us or our affiliates from hedging our obligations under the notes including, but not limited to changes in laws or regulations applicable to the commodity futures contracts underlying the constituent sub-indices included in the Commodity-IGAR 9 Conditional Long-Short synthetic portfolio. In the case of such an event we have the right, but not the obligation, to accelerate the payment on the notes as described below under "Consequences of a Commodity Hedging Disruption Event." We refer to each of these events described in the following paragraph individually as a "market disruption event."

With respect to the Underlying and any relevant Successor Underlying, a "market disruption event," unless otherwise specified in the relevant terms supplement, means:

(1) the termination or suspension of, or material limitation or disruption in the trading of any exchange-traded commodity futures contract then underlying any constituent sub-index contained in the Commodity-IGAR 9 Conditional Long-Short or Successor Underlying synthetic portfolio; or

(2) the price at any time of any exchange-traded commodity futures contract then underlying any constituent sub-index contained in the Commodity-IGAR 9 Conditional Long-Short or Successor Underlying synthetic portfolio has increased or decreased by an amount equal to the maximum permitted price change set by the relevant exchange; or

(3) the failure of the sponsor of any sub-index contained in the Commodity-IGAR 9 Conditional Long-Short or Successor Underlying synthetic portfolio to calculate and publish the U.S. dollar level for such sub-index; or

(4) the settlement price or fixing level, as applicable, is not published for any exchange-traded commodity futures contract then underlying any sub-index contained in the Commodity-IGAR 9 Conditional Long-Short or Successor Underlying synthetic portfolio; or

(5) the failure of the COMIGAR Calculation Agent to calculate and publish the value of the Commodity-IGAR 9 Conditional Long-Short, or the failure of the calculation agent for the relevant Successor Underlying to calculate and publish the value of the Successor Underlying; or

(6) the occurrence of a material change in the formula for or the method of calculating the relevant settlement price or fixing level, as applicable, of the exchange-traded commodity futures contracts then underlying the Commodity-IGAR 9 Conditional Long-Short or Successor Underlying; or

(7) the occurrence of a material change in the content, composition or constitution of the exchange-traded commodity futures contracts then underlying the Commodity-IGAR 9 Conditional Long-Short or Successor Underlying; or

(8) a commodity hedging disruption event;

in each case as determined by the calculation agent in its sole discretion; and

• in the case of an event described in clause (1), (2), (3), (4), (5), (6) or (7) above, a determination by the calculation agent in its sole discretion that the applicable event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

A limitation on the hours or number of days of trading will not constitute a market disruption event if the limitation results from an announced change in the regular business hours of the relevant exchange or market.

A "commodity hedging disruption event" means that:

(a) due to (i) the adoption of, or any change in, any applicable law, regulation or rule or (ii) the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, as implemented by the CFTC or any exchange or trading facility), in each case occurring on or after the pricing date, the calculation agent determines in good faith that it is contrary (or upon the adoption of such law, rule, regulation or order, it will be contrary) to such law, rule, regulation or order to purchase, sell, enter into, maintain, hold, acquire or dispose of our or our affiliates' (A) positions or contracts in securities, options, futures, derivatives or foreign exchange or (B) other instruments or arrangements, in each case, in order to hedge individually or in the aggregate on a portfolio basis our obligations under the notes ("hedge positions"), including, without limitation, if such hedge positions are (or, but for the consequent disposal thereof, would otherwise be) in excess of any allowable position limit(s) in relation to any commodity traded on any exchange(s) or other trading facility (it being within the sole and absolute discretion of the calculation agent to determine which of the hedge positions are counted towards such limit); or

(b) for any reason, we or our affiliates are unable, after using commercially reasonable efforts, to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) the calculation agent deems necessary to hedge the risk of entering into and performing our commodity-related obligations with respect to the notes, or (ii) realize, recover or remit the proceeds of any such transaction(s) or asset(s).

Please see the risk factor entitled "The commodity futures contracts underlying the constituent sub-indices are subject to legal and regulatory regimes that may change in ways that could affect our ability to hedge our obligations under the notes and/or could lead to the early acceleration of your notes" for more information.

Consequences of a Commodity Hedging Disruption Event

If a commodity hedging disruption event occurs, we will have the right, but not the obligation, to accelerate the payment on the notes by providing, or causing the calculation agent to provide, written notice of our election to exercise such right to the trustee at its New York office, on which notice the trustee may conclusively rely, as promptly as possible and in no event later than the business day immediately following the day on which such commodity hedging disruption event occurred. The amount due and payable per $1,000 principal amount note upon such early acceleration will be determined on the date on which we deliver notice of such acceleration by the calculation agent in good faith in a commercially reasonable manner and will be payable on the fifth business day following the day on which the calculation agent delivers notice of such acceleration. We will provide, or will cause the calculation agent to provide, written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days prior to the date on which such payment is due. For the avoidance of doubt, the determination set forth above is only applicable to the amount due with respect to acceleration as a result of a commodity hedging disruption event.

Events of Default

Under the heading "Description of Debt Securities — Events of Default and Waivers" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Payment upon an Event of Default

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $1,000 principal amount note upon any acceleration of the notes will be determined by the calculation agent and will be an amount in cash equal to the amount payable at maturity per $1,000 principal amount note as described under the caption "Description of Notes — Payment at Maturity," calculated as if the date of acceleration were the final Underlying Valuation Date. If the notes have more than one Underlying Valuation Date, then, for each Underlying Valuation Date scheduled to occur after the date of acceleration, the trading days immediately preceding the date of acceleration (in such number equal to the number of Underlying Valuation Dates in excess of one) will be the corresponding Underlying Valuation Dates, unless otherwise specified in the relevant terms supplement.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York Mellon in The City of New York.

The Bank of New York Mellon or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York Mellon will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York Mellon, but upon payment (with the giving of such indemnity as The Bank of New York Mellon may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of the notes. This summary applies to you if you are an initial holder of a note purchasing the note at its issue price for cash and if you hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This summary does not address all aspects of the U.S. federal income and estate taxation of the notes that may be relevant to you in light of your particular circumstances or if you are a holder of a note who is subject to special treatment under the U.S. federal income tax laws, such as:

- one of certain financial institutions;
- a "regulated investment company" as defined in Code Section 851;
- a "real estate investment trust" as defined in Code Section 856;
- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;
- a dealer in securities;
- a person holding a note as part of a hedging transaction, "straddle," conversion transaction or integrated transaction, or who has entered into a "constructive sale" with respect to a note;
- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
- a trader in securities who elects to apply a mark-to-market method of tax accounting; or
- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this product supplement, changes to any of which, subsequent to the date of this product supplement, may affect the tax consequences described herein. As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. **You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative characterizations of the notes), as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.**

Tax Treatment of the Notes

The tax consequences of an investment in the notes are unclear. There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the IRS regarding the notes. We intend to seek an opinion from Davis Polk & Wardwell LLP, our special tax counsel, which will be based upon the terms of the notes at the time of the relevant offering and certain factual representations to be received from us, regarding the treatment of the notes as "open transactions" for U.S. federal income tax purposes. Whether Davis Polk & Wardwell LLP expresses an opinion regarding the characterization of the notes will be indicated in the relevant terms supplement. In either case, we and you will agree to treat the notes for U.S. federal income tax purposes as "open transactions." While other characterizations of the notes could be asserted by the IRS, as discussed below, the following discussion assumes that the notes will be treated for U.S. federal income tax purposes as "open transactions" with respect to the Commodity-IGAR 9 Conditional Long-Short and not as debt instruments, unless otherwise indicated.

Tax Consequences to U.S. Holders

You are a "U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

- a citizen or resident of the United States;
- a corporation created or organized in or under the laws of the United States or any political subdivision thereof; or
- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment of the Notes

Tax Treatment Prior to Maturity. You should not recognize taxable income or loss over the term of the notes prior to maturity other than pursuant to a sale, exchange, early redemption or "deemed exchange" as described below.

Sale, Exchange or Redemption of the Notes. Upon a sale or exchange of a note (including early redemption or redemption at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the note, which should equal the amount you paid to acquire the note. This gain or loss should be long-term capital gain or loss if you have held the note for more than one year at that time. The deductibility of capital losses, however, is subject to limitations.

The IRS could assert that a "deemed" taxable exchange has occurred on one or more Rebalancing Dates under certain unexpected circumstances. If the IRS were successful in asserting that a taxable exchange has occurred, you could be required to recognize gain (but probably not loss), which would equal the amount by which the fair market value of the note exceeds your tax basis therein. Any deemed exchange gain should be capital gain. You should consult your tax adviser regarding the possible U.S. federal income tax consequences of rebalancings.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the notes and because we are not requesting a ruling from the IRS with respect to the notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the notes described above. If the IRS were successful in asserting an alternative characterization or treatment of the notes, the timing and character of income on the notes could differ materially and adversely from our description herein. For example, the IRS might treat the notes as debt instruments issued by us, in which event the taxation of the notes would be governed by certain Treasury regulations relating to the taxation of "contingent payment debt instruments" if the term of the notes from issue to maturity (including the last possible date that the notes could be outstanding) is more than one year. In this event, regardless of whether you are an accrual-method or cash-method taxpayer, you would be required to accrue into income original issue discount on your notes at our "comparable yield" for similar noncontingent debt, determined at the time of the issuance of the notes, in each year that you hold your notes (even though you will not receive any cash with respect to the notes prior to maturity) and any gain recognized upon a sale or exchange of your notes (including early redemption or redemption at maturity) would generally be treated as ordinary income. Additionally, if you were to recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

Other alternative U.S. federal income tax characterizations of the notes might also require you to include amounts in income during the term of your notes and/or might treat all or a portion of the gain or loss on the sale or exchange of your notes (including early redemption or redemption at maturity) as ordinary income or loss or as short-term capital gain or loss, without regard to how long you held your notes. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Accordingly, you should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Tax Consequences to Non-U.S. Holders

You are a "Non-U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

- a nonresident alien individual;
- a foreign corporation; or
- a nonresident alien fiduciary of a foreign estate or trust.

You are not a "Non-U.S. Holder" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a note (including early redemption or redemption at maturity).

If you are a Non-U.S. Holder of a note and if the characterization of the notes as "open transactions" is respected, any income or gain from the note should not be subject to U.S. federal income or withholding tax unless it is effectively connected with your conduct of a U.S. trade or business. However, among the issues addressed in the notice described above in "Certain U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Possible Alternative Tax Treatments of an Investment in the Notes" is the degree, if any, to which income with respect to instruments described therein, which might include the notes, should be subject to U.S. withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the withholding tax consequences of an investment in the notes, possibly with retroactive effect.

If the notes were recharacterized as indebtedness, any income or gain from a note nonetheless would not be subject to U.S. withholding tax, provided generally that the certification requirement described below has been fulfilled. Because the characterization of the notes is unclear, payments made to you with respect to a note may be withheld upon at a rate of up to 30% unless you have certified on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and provided your name and address or otherwise satisfied applicable documentation requirements.

If you are engaged in a U.S. trade or business, and if income or gain from a note is effectively connected with your conduct of that trade or business, although exempt from the withholding tax discussed above, you will generally be taxed in the same manner as a U.S. Holder, except that you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Federal Estate Tax

Individual Non-U.S. Holders, and entities the property of which is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisers regarding the U.S. federal estate tax consequences of investing in a note.

Backup Withholding and Information Reporting

You may be subject to information reporting, and you may also be subject to backup withholding at the rates specified in the Code on the amounts paid to you unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you comply with the certification procedures described in the preceding section. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF NOTES ARE UNCLEAR. YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities Inc., as agent (an "Agent" or "JPMSI"), and certain other agents that may be party to the Master Agency Agreement, as amended or supplemented, from time to time (each an "Agent" and collectively with JPMSI, the "Agents"), JPMSI has agreed and any additional Agents will agree to use reasonable efforts to solicit offers to purchase the principal amount of notes set forth in the cover page of the relevant terms supplement. We will have the sole right to accept offers to purchase the notes and may reject any offer in whole or in part. Each Agent may reject, in whole or in part, any offer it solicited to purchase notes. We will pay an Agent, in connection with sales of these notes resulting from a solicitation that Agent made or an offer to purchase the Agent received, a commission as set forth in the relevant terms supplement. An Agent will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement.

We may also sell notes to an Agent as principal for its own account at discounts to be agreed upon at the time of sale as disclosed in the relevant terms supplement. That Agent may resell notes to investors and other purchasers at a fixed offering price or at prevailing market prices, or prices related thereto at the time of resale or otherwise, as that Agent determines and as we will specify in the relevant terms supplement. An Agent may offer the notes it has purchased as principal to other dealers. That Agent may sell the notes to any dealer at a discount and, unless otherwise specified in the relevant terms supplement, the discount allowed to any dealer will not be in excess of the discount that Agent will receive from us. After the initial public offering of notes that the Agent is to resell on a fixed public offering price basis, the Agent may change the public offering price, concession and discount.

We own, directly or indirectly, all of the outstanding equity securities of JPMSI. The underwriting arrangements for this offering comply with the requirements of NASD Rule 2720 regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with NASD Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior written approval of the customer.

JPMSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, JPMSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, JPMSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. JPMSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if JPMSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. JPMSI is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, JPMSI or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. 172-A-I or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. 172-A-I or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement no. 172-A-I and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission. For additional information regarding selling restrictions, please see "Notice to Investors" in this product supplement.

Unless otherwise specified in the relevant terms supplement, the settlement date for the notes will be the third business day following the pricing date (which is referred to as a "T+3" settlement cycle).

NOTICE TO INVESTORS

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Neither this product supplement no. 172-A-I nor the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. 172-A-I nor the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. 172-A-I, any related index supplement and accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. 172-A-I and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales.

Argentina

The notes have not been and will not be authorized by the *Comisión Nacional de Valores* (the "CNV") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements, the internet or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended (the "Argentine Public Offering Law").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

(i)   target investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment.

(ii)   investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication.

(iii)   the number of contacted investors should be relatively small.

(iv)   investors should receive complete and precise information on the proposed investment.

(v)   any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient.

(vi)   the documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina.

(vii)   the aforementioned documents or materials should also contain a statement prohibiting the re-sale or re-placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

The Bahamas

The notes have not been and shall not be offered or sold in or into The Bahamas except in circumstances that do not constitute a 'public offering' according to the Securities Industry Act, 1999.

The offer of the notes, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas.

Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any notes.

Bermuda

This product supplement no. 172-A-I and the accompanying prospectus supplement, prospectus and terms supplement have not been registered or filed with any regulatory authority in Bermuda. The offering of the notes pursuant to this product supplement no. 172-A-I and the accompanying prospectus supplement, prospectus and any terms supplement to persons resident in Bermuda is not prohibited, *provided* we are not thereby carrying on business in Bermuda.

Brazil

The notes have not been and will not be registered with the "*Comissão de Valores Mobiliários*" – the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations. The notes are not being offered into Brazil. Documents relating to an offering of the notes, as well as the information contained herein and therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the notes to the public in Brazil.

British Virgin Islands

The notes may not be offered in the British Virgin Islands unless we or the person offering the notes on our behalf is licensed to carry on business in the British Virgin Islands. We are not licensed to carry on business in the British Virgin Islands. The notes may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction. A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

Cayman Islands

This product supplement no. 172-A-I and the accompanying prospectus supplement, prospectus and terms supplement, and the notes offered hereby and thereby have not been, and will not be, registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of this product supplement no. 172-A-I and the accompanying prospectus supplement, prospectus and terms supplement. The notes have not been, and will not be, offered or sold, directly or indirectly, in the Cayman Islands.

Chile

None of the Agents, we or the notes have been registered with the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Insurance Commission) pursuant to *Ley No. 18,045 de Mercado de Valores* (the "Chilean Securities Act"), as amended, of the Republic of Chile and, accordingly, the notes have not been and will not be offered or sold within Chile or to, or for the account of benefit of persons in Chile except in circumstances which have not resulted and will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the notes, except in circumstances which have not resulted and will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or have not resulted and will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The notes will only be sold to specific buyers, each of which will be deemed upon purchase:

(i)   to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the notes;

(ii)   to agree that it will only resell the notes in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the notes are transferred a notice substantially to the effect of this selling restriction;

(iii)   to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the notes; and

(iv)   to acknowledge that it has not relied upon advice from any Agent and/or us, or its or our respective affiliates, regarding the determination of the convenience or suitability of notes as an investment for the buyer or any other person; and has taken and relied upon independent legal, regulatory, tax and accounting advice.

Colombia

The notes have not been and will not be registered in the National Securities Registry of Colombia (*Registro Nacional de Valores y Emisores*) kept by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*) or in the Colombian Stock Exchange (*Bolsa de Valores de Colombia*).

Therefore, the notes shall not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (*Sala General de la Superintendencia de Valores*), as amended from time to time.

If the notes are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the notes must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the notes should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety-nine (99) persons, including but not limited to: (i) any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements; (ii) any offer or sale of the notes at offices or branches open to the public; (iii) use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the notes; or (iv) use (a) non-solicited emails or (b) email distributions lists to market the notes.

El Salvador

The notes may not be offered to the general public in El Salvador, and according to Article 2 of the *Ley de Mercado de Valores* (Securities Market Law) of the Republic of El Salvador, Legislative Decree number 809 dated 16 February 1994, published on the *Diario Oficial* (Official Gazette) number 73-BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the notes to indeterminate individuals, nor will it make known this product supplement no. 172-A-I and the accompanying prospectus supplement, prospectus and terms supplement in the territory of El Salvador through any mass media communication such as television, radio, press, or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, which are not directed to the Salvadoran public. The offering of the notes has not been registered with an authorized stock exchange in the Republic of El Salvador. Any negotiation for the purchase or sale of notes in the Republic of El Salvador shall only be negotiated on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the Salvadoran Securities Market Law, and shall in any event be effected in accordance with all securities, tax and exchange control of the Dominican Republic, Central America, and United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Agent has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of notes which are the subject of the offering contemplated by this product supplement no. 172-A-I and the accompanying prospectus supplement to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State:

(a)   at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)   at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)   to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Agent; or

(d)   at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out herein.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of any notes which would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

Mexico

The notes have not been, and will not be, registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and therefore, may not be offered or sold publicly in the United Mexican States. This product supplement no. 172-A-I and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States. The notes may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

The Netherlands

An offer to the public of any notes which are the subject of the offering and placement contemplated by this product supplement no. 172-A-I and the accompanying prospectus supplement, prospectus and terms supplement may not be made in The Netherlands and each Agent has represented and agreed that it has not made and will not make an offer of such notes to the public in The Netherlands, unless such an offer is made exclusively to one or more of the following categories of investors in accordance with the Dutch Financial Markets Supervision Act (*Wet op het financieel toezicht*, the "FMSA"):

1.   Regulated Entities: (a) any person or entity who or which is subject to supervision by a regulatory authority in any country in order to lawfully operate in the financial markets (which includes: credit institutions, investment firms, financial institutions, insurance companies, collective investment schemes and their management companies, pension funds and their management companies, commodity dealers) ("Supervised Entities"); and (b) any person or entity who or which engages in a regulated activity on the financial markets but who or which is not subject to supervision by a regulatory authority because it benefits from an exemption or dispensation ("Exempt Entities");

2.   Investment Funds and Entities: any entity whose corporate purpose is solely to invest in securities (which includes, without limitation, hedge funds);

3.   Governmental institutions: the Dutch State, the Dutch Central Bank, Dutch regional, local or other decentralized governmental institutions, international treaty organizations and supranational organizations;

4.   Self-certified Small and Medium-Sized Enterprises ("SMEs"): any company having its registered office in The Netherlands which does not meet at least two of the three criteria mentioned in (6) below and which has (a) expressly requested the Netherlands Authority for the Financial Markets (the "AFM") to be considered as a qualified investor, and (b) been entered on the register of qualified investors maintained by the AFM;

5.   Self-certified Natural Persons: any natural person who is resident in The Netherlands if this person meets at least two (2) of the following criteria:

   (i)   the investor has carried out transactions of a significant size on securities markets at an average frequency of, at least, ten (10) per quarter over the previous four (4) quarters;

   (ii) the size of the investor's securities portfolio exceeds €500,000;

   (iii) the investor works or has worked for at least one (1) year in the financial sector in a professional position which requires knowledge of investment in securities,

provided this person has:

   (a)   expressly requested the AFM to be considered as a qualified investor; and

   (b)   been entered on the register of qualified investors maintained by the AFM;

6.   Large Enterprises: any company or legal entity which meets at least two of the following three criteria according to its most recent consolidated or non-consolidated annual accounts:

   (a)   an average number of employees during the financial year of at least 250;

   (b)   total assets of at least €43,000,000; or

   (c)   an annual net turnover of at least €50,000,000.

7.   Discretionary individual portfolio managers: any portfolio manager in The Netherlands who or which purchases the notes for the account of clients who are not Qualified Investors on the basis of a contract of agency that allows for making investment decisions on the client's behalf without specific instructions of or consultation with any such client;

8.   Minimum consideration: any person or entity for a minimum consideration of €50,000 or more (or equivalent in foreign currency) for each offer of notes; or

9.   Fewer than 100 Offerees: fewer than 100 natural or legal persons (other than Qualified Investors).

   For the purposes of this provision, the expression:

   (a)   an "offer to the public" in relation to any notes means making a sufficiently determined offer as meant in Section 217(1) of Book 6 of the Dutch Civil Code (*Burgerlijk Wetboek*) addressed to more than one person to conclude a contract to purchase or otherwise acquire notes, or inviting persons to make an offer in respect of such notes;

   (b)   "Qualified Investors" means the categories of investors listed under (1) up to and including (6) above.

   Zero Coupon Notes may not, directly or indirectly, as part of their initial distribution (or immediately thereafter) or as part of any re-offering be offered, sold, transferred or delivered in The Netherlands. For purposes of this paragraph "Zero Coupon Notes" are notes (whether in definitive or in global form) that are in bearer form and that constitute a claim for a fixed sum against us and on which interest does not become due prior to maturity or on which no interest is due whatsoever.

Panama

   The notes have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "Panamanian Securities Law") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The notes do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Peru

The notes have been and will be offered only to institutional investors (as defined by the Peruvian Securities Market Law – "*Ley de Mercado de Valores*" enacted by Legislative Decree No. 861 – Unified Text of the Law approved by Supreme Decree No. 093-2002-EF) and not to the public in general or a segment of it. The placement of the notes shall comply with article 5 of the Peruvian Securities Market Law.

Singapore

Neither this product supplement no. 172-A-I nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 172-A-I, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Switzerland

The notes have not been and will not be offered or sold, directly or indirectly, to the public in Switzerland, and this product supplement no. 172-A-I and the accompanying prospectus supplement, prospectus and terms supplement do not constitute a public offering prospectus as that term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations.

We have not applied for a listing of the notes on the SWX Swiss Exchange or on any other regulated securities market and, consequently, the information presented in this product supplement no. 172-A-I and the accompanying prospectus supplement, prospectus and terms supplement does not necessarily comply with the information standards set out in the relevant listing rules.

The notes do not constitute a participation in a collective investment scheme in the meaning of the Swiss Federal Act on Collective Investment Schemes and are not licensed by the Swiss Federal Banking Commission. Accordingly, neither the notes nor holders of the notes benefit from protection under the Swiss Federal Act on Collective Investment Schemes or supervision by the Swiss Federal Banking Commission.

United Kingdom

Each Agent has represented and agreed that:

(a)   it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA")) by the Issuer;

(b)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Uruguay

The offering of notes in Uruguay constitutes a private offering and each Agent has agreed that the notes and us will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

Venezuela

The notes comprising this offering have not been registered with the Venezuelan National Securities Commission (*Comisión Nacional de Valores*) and are not being publicly offered in Venezuela. No document related to the offering of the notes shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the notes may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (*Banco Central de Venezuela*) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the "Code") prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code (in either case, "Parties in Interest") with respect to such Plans. As a result of our business, we may be a Party in Interest with respect to many Plans. Where we are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions ("PTCEs") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide a limited exemption for the purchase and sale of the notes and related lending transactions, provided that neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan pays no more than adequate consideration in connection with the transaction (the so-called "service provider exemption").

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase or holding of the notes that (a) its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations ("Similar Laws"). Accordingly, each such purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14 or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase and holding of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

Annex A

The material in this Annex A has been provided by J.P. Morgan Securities Ltd. We make no representations and can give no assurances regarding the results provided by the strategy.

The JPMorgan Commodity
Investable Global Asset Rotator 9

Synthetic Strategy Rules

J.P.Morgan

13 February 2009 (in effect until on or about August 23, 2009)

PART A

1.   This Document

1.1   Introduction

This document comprises the rules of the JPMorgan Commodity Investable Global Asset Rotator 9, a family of notional rule-based proprietary commodity indices which utilise momentum investment strategies (which, together with the Appendix and related Annexes shall constitute the "**Rules**"). Part A of the Rules prescribes the index methodology applicable for the Index (known as "**Commodity-IGAR 9**" and/ or the "**Index**"), the key components of which are set out in the Appendix and its Annexes.

1.2   Publication of the Rules

These Rules are published by J.P. Morgan Securities Ltd. of 125 London Wall, London EC2Y 5AJ, UK in its capacity as Calculation Agent. See Section 6 for further information in connection with publication of the Rules.

1.3   Amendments

These Rules may be amended from time to time at the discretion of the Calculation Agent and will be re-published (see Section 1.2) no later than one calendar month following such amendment.

1.4   Availability of Rules

Copies of the Rules may be obtained by investors free of charge upon request to the Calculation Agent.

1.5   Risks & disclaimers

Please refer to the Risk Factors and associated Disclaimers set out in Parts B and C of the Rules. No assurance can be given that the investment strategy used to construct Commodity-IGAR 9 will be successful or that Commodity-IGAR 9 will outperform any alternative basket or investment strategy that might be constructed from the Constituents.

1.6   No offer of securities

These Rules neither constitute an offer to purchase or sell securities nor specific advice of whatever form (tax, legal, accounting or regulatory) in respect of any investment strategy.

1.7   Rules of construction

A reference to a "Section" means a reference to a clause in this Part A unless the otherwise specified and a reference to any "Annex" means a reference to each such specified annex in Part D of this document.

2.   Summary of Index

2.1   Index comprised of variable number of synthetic sub-indices

Each Index represents the performance of an equally-weighted exposure to a number of synthetically constructed sub-indices (each a "**Component Index**").

2.2   Construction of Component Indices

2.2.1   Constituents change on Rebalancing Dates

Component Indices are constructed by reference to the performance of their individual constituents (the "**Constituents**"). The Constituents are selected from a number of sub-asset classes from the global commodities market identified in Annex 5. Subject to the occurrence of any Extraordinary Event (see Section 7), each Component Index shall comprise the same Constituents until the immediately following Rebalancing Date for such Component Index.

2.2.2 Difference between Component Indices

The sole difference between Component Indices is that they rebalance on different days on each month, subject to the effect of an occurrence of a Disrupted Day which may cause the Component Indices to rebalance on the same Index Business Day.

2.3 Rebalancing methodology

The rebalancing methodology is carried out on the principal of "momentum investing" which has as its primary assumption that if certain Constituents performed well in the past, they will continue to perform well in the future and the converse applies with respect to poorly performing assets.

2.4 Synthetic strategy, no underlying assets in basket

Commodity-IGAR 9 is a notional basket of assets because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Commodity-IGAR 9 merely identifies certain assets in the market, the performance of which is used as a reference point for the purposes of calculating the level of the Index.

3. Calculation Agent

3.1 Identity

JPMSL or any affiliate or subsidiary designated by it will act as calculation agent in connection with the Index (the "**Calculation Agent**").

3.2 Calculation Agent determinations

All determinations of the Calculation Agent in respect of Commodity-IGAR 9 and interpretation of the Rules shall be final, conclusive and binding and no person shall be entitled to make any claim against any of the Relevant Persons in respect thereof. Once a determination or calculation is made or action taken by the Calculation Agent or any other Relevant Person in respect of any aspect of the Commodity-IGAR 9, neither the Calculation Agent nor any other Relevant Person shall be under any obligation to revise any determination or calculation made or action taken for any reason.

3.3 Adjustment Factor

The Index Level is calculated and published net of an adjustment factor equivalent to ninety-six basis points (0.96%) per year calculated daily on an Actual/360 basis and notionally deducted daily (in arrears) from the level of each Component Index on each Index Valuation Day. See section 2 of Annex 4 for calculations.

4. Calculating the Index Level

4.1 Frequency

Subject to the occurrence or existence of a Disrupted Day or a Limit Day, the Calculation Agent shall, based on the USD Levels of the Constituents of the relevant Component Indices as of such Index Valuation Day, calculate the Index Level in respect of each Index Valuation Day for Index publication purposes (although the Calculation Agent may calculate the Index Level with greater frequency and share this calculation with its affiliates for internal purposes).

4.2 Weighting of Component Indices

4.2.1 Detail in Appendix

The Appendix sets out the number of Component Indices and the relevant percentage by which such Component Indices are weighted for the Index (e.g. the existence of 3 Component Indices means that each will have a one-third weighting in constituting the Index).

4.2.2 Component Index reweighting

See Annex 1.

4.2.3 Reweighting Dates

The dates for reweighting of the Component Indices for the respective Index are set out in the Appendix, Section 2.

4.2.4 When reweighting takes effect

Reweighting will take effect each month immediately following the Official Close on the relevant Reweighting Date, unless such Reweighting Date is a Disrupted Day or a Limit Day.

4.3 Constituent Rebalancing

4.3.1 Detail in Appendix

The Appendix sets out the number of Constituents and the relevant percentage by which such Constituent is weighted for each Component Index.

4.3.2 Constituent rebalancings

On the first Index Valuation Day of every month (the "**Rebalancing Selection Date**") the Calculation Agent:

(a) shall determine the Performance of each Constituent in respect of the previous 12 calendar months (being the "**Relevant Observation Period**"); and

(b) determine the weight to be assigned to each Constituent on the close of the relevant Rebalancing Date for each Component Index,

in accordance with the methodology set out in the Appendix and Annex 2 respectively.

4.3.3 Rebalancing dates

The dates for rebalancing the Constituents of each Component Index are set out in the Appendix, Section 3.

4.3.4 When rebalancing takes effect

Rebalancing will take effect immediately following the Official Close of the relevant Rebalancing Date, provided that if such day is a Disrupted Day or a Limit Day in respect of a Constituent (an "**Affected Constituent**"), rebalancing in respect of such Affected Constituent shall occur on the day on which it has been valued in accordance with Section 5.2(b)(ii).

5. Effect of Market Disruption Events and Limit Days

5.1 No effect on Rebalancing Selection Dates

The Rebalancing Selection Date will not be affected by Market Disruption or Limit Events.

5.2 Effect on Index Valuation Days (including Reweighting Dates and Rebalancing Dates)

In relation to each Component Index, if any Index Valuation Day is a Disrupted Day or a Limit Day in respect of any Affected Constituent, then:

(a)   such Index Valuation Day shall remain as the day originally scheduled (the "**Original IVD**"); and

(b)   calculation of the level of the Component Index for such valuation day will be calculated retrospectively based on:

(i)   the USD Levels of the Constituents (other than the Affected Constituent(s)) on Original IVD; and

(ii)   the USD Level of each Affected Constituent on the next Scheduled Trading Day that is not a Limit Day or a Disrupted Day for such Constituent,

provided that, if all ten (10) Index Valuation Days immediately following the Original IVD are either Disrupted Days or Limit Days for any Affected Constituent(s), the Calculation Agent shall, on the 10th Index Valuation Day following the Original IVD, calculate:

(A)   the USD Level(s) for such Affected Constituent(s);

(B)   the level of the Component Index for the relevant Index Valuation Day; and

(C)   the Index Level for each affected Index Valuation Day,

acting in good faith using such information and/or methods as it determines, in its reasonable discretion, are appropriate (notwithstanding that such day is a Disrupted Day or a Limit Day for one or more Constituents).

6.   Publication of Index Levels

6.1   Publication source

The Index Level shall be published on Bloomberg®. (see Appendix 1, Section 1 for appropriate Bloomberg ticker).

6.2   Impact of force majeure on publication source

The Calculation Agent shall not be obliged to provide the Index Level by any alternative method if the Bloomberg ticker is subject to any delay in or interruptions of publication or as a result of the occurrence of a Force Majeure Event.

6.3   No obligation to publish on Disrupted Days or Limit Days

The Calculation Agent is not obliged to publish the Index Level in respect of any day which is a Disrupted Day or a Limit Day, although it may nevertheless do so retrospectively.

6.4   Format of publication; number of decimal places

The Index Level will be reported to four (4) decimal places (although the Calculation Agent may maintain a record of the Index Level with greater precision for internal purposes) on every Index Valuation Day.

7.   Extraordinary Events

7.1   Successor Constituent

If any Constituent is:

(a)   not calculated and announced by the relevant Index Sponsor but by a successor sponsor acceptable to the Calculation Agent; or

(b) replaced by a successor index using, in the determination of the Calculation Agent, the same or substantially similar formula and method of calculation as used in the calculation of the relevant Constituent,

then in each case that successor index (the "**Successor Constituent**") shall replace the relevant Constituent with effect from a date determined by the Calculation Agent who may make such adjustment to these Rules, as it determines in good faith is appropriate, to account for such change.

7.2   Alteration of Constituents

Without prejudice to the ability of the Calculation Agent to amend the Rules (see Section 1.3), the Calculation Agent may, acting in good faith and in a commercially reasonable manner:

(a)   exclude; or

(b)   substitute for,

any Constituent in circumstances where it considers it reasonably necessary to do so to reflect the intention of the Commodity-IGAR 9 strategy, including (without prejudice to the generality of the foregoing) changes announced by an index sponsor relating to the modification, exclusion, inclusion or substitution of one Constituent or its futures and options contracts in the Standard & Poor's Goldman Sachs Commodity Index™, or any perception among market participants generally that the published USD Level of the relevant Constituent is inaccurate (and the Index Sponsor of such Constituent fails to correct such USD Level), and if it so excludes or substitutes for any Constituent, then the Calculation Agent may adjust the Rules as it determines in good faith to be appropriate to account for such exclusion or substitution on such date(s) selected by the Calculation Agent.

7.3   Material Change

If, at any time, the Index Sponsor of a Constituent:

(a)   announces that it will make a material change in the formula or the method of calculating that Constituent or in any other way materially modifies that Constituent (other than a modification prescribed in that formula or method to maintain that Constituent in the event of changes in constituent commodity futures and other routine events); or

(b)   permanently cancels the Constituent and no successor index exists or fails to calculate and announce the USD Level of the Constituent,

then the Calculation Agent shall remove such Constituent from the universe of the Constituents and may adjust the Rules as it determines in good faith to be appropriate to account for such change(s) on such date(s) selected by the Calculation Agent.

7.4   Cancellation of Index Licence

If, at any time:

(a)   the licence granted to the Calculation Agent by the Index Sponsor of any Constituent to use such Constituent for the purposes of Commodity-IGAR 9 terminates; or

(b)   the Calculation Agent's right to use any Constituent for the purposes of Commodity-IGAR 9 is otherwise impaired or ceases (for any reason),

then, the Calculation Agent shall remove such Constituent from the universe of the Constituents and may adjust the Rules as it determines in good faith to be appropriate to account for such change(s) on such date(s) selected by the Calculation Agent.

8.   Corrections

If:

(a)   the USD Level of any Constituent used to calculate the Index Level on any Index Valuation Day is subsequently corrected and the correction is published by the relevant Index Sponsor before the next Rebalancing Date; or

(b)   the Calculation Agent identifies an error or omission in any of its calculations or determinations in respect of Index Level,

then, the Calculation Agent may, if practicable and it considers such correction material, adjust or correct the published Index Level for such day and each subsequent Index Valuation Day and publish such corrected Index Level(s) as soon as reasonably practicable.

9.   Responsibility for the Rules; Limitations on liability

9.1   Calculation Agent standards

The Calculation Agent shall act in good faith and in a commercially reasonable manner.

9.2   Ambiguities in the Rules

Whilst these Rules are intended to be comprehensive, ambiguities may arise. If so, the Calculation Agent will resolve such ambiguities and, if necessary, amend these Rules to reflect such resolution.

9.3   Limitation of liability

No Relevant Person shall have any responsibility to any person (whether as a result of negligence or otherwise) for any determinations made or anything done (or omitted to be determined or done) in respect of Commodity-IGAR 9 or in respect of the publication of the Index Level (or failure to publish such level) or any use to which any person may put Commodity-IGAR 9 or the Index Levels.

10.   Miscellaneous

10.1   Determinations

Any determination required to be made or action required to be taken in respect of Commodity-IGAR 9 on a day that is not an Index Valuation Day, shall be made or taken (as the case may be) on the next following Index Valuation Day.

10.2   Governing law

These Rules shall be governed by and construed in accordance with the laws of England.

11.   Definitions

Capitalised terms not otherwise defined herein shall have the following meanings:

"**Affected Constituent**"	see Section 4.3.4;
"**Calculation Agent**"	see Section 3;
"**Commodity-IGAR 9**"	means the index documented in accordance with these Rules referenced in the Appendix, Section 1;

"**Constituent**"	means a constituent of the Index described in Annex 5 (*The Constituents*);
"**Disrupted Day**"	means a day on which a Market Disruption Event occurs or exists;
"**Exchange**"	means, in respect of any Constituent, any exchange on which futures or options contracts relating to that Constituent are traded;
"**Force Majeure Event**"	any event beyond the control of the Calculation Agent, including any act of God, act of governmental authority, or act of public enemy, or due to war, the outbreak or escalation of hostilities, fire, flood, civil commotion, insurrection, labour difficulty including, without limitation, any strike, other work stoppage, or slow-down, severe or adverse weather conditions, power failure, communications line or other technological failure;
"**Index Level**"	means the level of the Index, determined in accordance with the Rules;
"**Index Sponsor**"	means, in respect of a Constituent, the corporation or other entity that (a) is responsible for setting and reviewing the rules and procedures and the methods of calculation and adjustments, if any, related to such Constituent and (b) announces (directly or through an agent) the USD Level of such Constituent on a regular basis;
"**Index Valuation Day**"	means each day (other than a Saturday or a Sunday): (i) on which commercial banks in both New York and London are open generally for business (including for dealings in foreign exchange and foreign currency deposits); and (ii) which is a Scheduled Trading Day for all Constituents;
"**Limit Day**"	means, in respect of a Constituent, any day on which there is a limitation on, or suspension of, the trading of options or futures contracts on the related commodity imposed by any relevant Exchange by reason of movements exceeding "limit up" or "limit down" levels permitted by such Exchange and which, in the opinion of the Calculation Agent, is material taking into account generally prevailing Scheduled Trading Day trading volumes and other market conditions;
"**Market Disruption Event**"	means in respect of a Constituent and an Index Valuation Day (as the case may be), the failure by the relevant Index Sponsor to calculate and publish the USD Level for such Constituent;
"**Official Close**"	means, in respect of all Constituents and on any Index Valuation Day, the latest to occur (monitored on a continuous 24 hour basis) of the official closing times of each relevant Exchange;

"**Performance**"	has the meaning given to such term in Section 1 (*Performance Calculation*) of Annex 4;
"**Rebalancing Date**"	means, in relation with any Component Index, (subject to the occurrence of a Market Disruption Event) the Index Valuation Day of every month specified in the Appendix, Section 1;
"**Rebalancing Selection Date**"	means the first Index Valuation Day of each month (see Section 4.3.2);
"**Relevant Observation Period**"	means, in respect of any Constituent and any Rebalancing Selection Date, the period commencing on, and including, the last Index Valuation Day of the month occurring thirteen (13) calendar months before the month in which such Rebalancing Selection Date occurs (and, if such day was deemed to have been a Disrupted Day, then the immediately preceding Index Valuation Day for such Affected Constituent which was not a Disrupted Day), to, and including, the last Index Valuation Day of the immediately preceding month to that in which the Rebalancing Selection Date occurs (and, if such day was deemed to have been a Disrupted Day, then the immediately preceding Index Valuation Day for such Affected Constituent which was not a Disrupted Day);
"**Relevant Person**"	means the Calculation Agent or any of its affiliates or subsidiaries or their respective directors, officers, employees, representatives, delegates or agents (as the case may be);
"**Reweighting Date**"	means, subject to the occurrence of a Market Disruption Event, the Index Valuation Day of every month specified in the Appendix;
"**Rules**"	means the rules of the Commodity-IGAR 9 as set out in this document (including the Appendix and all Annexes), as the same may be amended, supplemented and/or restated from time to time;
"**Scheduled Trading Day**"	means, in respect of a Constituent, a day on which the relevant Index Sponsor is scheduled to publish the USD Level of such Constituent and the principal exchange for futures and options contracts on such Constituent is scheduled to be open for trading for its regular trading session;
"**Successor Constituent**"	has the meaning give to such term in paragraph 7.1 (*Successor Constituent*) of these Rules;
"**USD**"	means the lawful currency of the United States of America; and

"**USD Level**" means, in respect of a Constituent, (i) the closing level of such Constituent as calculated and published by the relevant Index Sponsor, or (ii) in the event of circumstances set out in Section 5.2, as reasonably calculated and published by the Calculation Agent, or (iii) in the event of circumstances set out in Section 7.1, as calculated and published by the sponsor of the relevant Successor Constituent.

PART B

RISK FACTORS

The following list of risk factors does not purport to be a complete enumeration or explanation of all the risks associated with Commodity-IGAR 9 and should be read in conjunction with the relevant Appendix**.**

1   Past performance should not be used as a guide to future performance

 The past performance of any other Commodity-IGAR 9 index should not be used as a guide to future performance of that index or the Index. Any back-testing or similar analysis performed by any person in respect of Commodity-IGAR 9 must be considered illustrative only and may be based on estimates or assumptions not used by the Calculation Agent when determining the Index Level pursuant to these Rules.

2   Synthetic Exposure to Commodities

The Commodity-IGAR 9 Indices are purely synthetic. There is no pool of futures to which any person is entitled or in which any person has any ownership interest or which serve as collateral for the return on any product referencing Commodity-IGAR 9.

3   Constituents are "excess return"

The return from investing in futures contracts derives from three sources:

(a)   changes in the price of the relevant futures contracts (which is known as the "**price return**");

(b)   any profit or loss realised when rolling the relevant futures contracts (which is known as the "**roll return**"); and

(c)   any interest earned on the cash deposited as collateral for the purchase of the relevant futures contracts (which is known as the "**collateral return**").

The Constituents are "excess return" indices which means that they measure the returns accrued from investing in uncollateralized futures or, in other words, the sum of the price return and the roll return associated with an investment in futures. Investing in any product linked to the Constituents will therefore not generate the same return as one would obtain from investing directly in the relevant futures contracts.

4   Certain futures contracts lack market depth – impact on liquidity and pricing

Many commodities, like those in the energy and industrial metals sectors, have liquid futures contracts that expire every month. Therefore, these commodities are rolled forward every month. Other commodities, most notably agricultural and livestock products, only have a few contract months each year that trade with sufficient liquidity. Thus, these commodities, with futures that expire less frequently, roll forward less frequently than every month. The risk of aberrational liquidity or pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take delivery of the underlying commodities.

5   Commodity prices impacted by global macro-economic and political factors

Prices for commodities are affected by a variety of factors, including changes in supply and demand relationships, governmental programmes and policies, national and international political and economic events, wars and acts of terror, changes in interest and exchange rates, trading and speculative activities in commodities and related contracts, weather, and agricultural, trade, fiscal, monetary and exchange control policies. The price volatility of each commodity also affects the value of the futures and forward contracts related to that commodity and therefore its price at any such time. The price of any one commodity may be correlated to a greater or lesser degree with any other commodity and factors affecting the general supply and demand as well as the prices of other commodities may affect the particular commodity in question.

In respect of commodities in the energy sector, due to the significant level of its continuous consumption, limited reserves, and oil cartel controls, energy prices are subject to rapid price increases in the event of perceived or actual shortages. These factors (when combined or in isolation) may affect the price of futures contracts and, as a consequence, the performance of the Constituents and the Index Level.

The commodities markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the price of futures contracts and, therefore, the performance of the Constituents and the Index Level.

6   Momentum investment strategy

Commodity-IGAR 9 is constructed using what is generally known as a momentum investment strategy. Momentum investing generally seeks to capitalize on trends in the price of assets.

No assurance can be given that the investment strategy used to construct Commodity-IGAR 9 will be successful or that Commodity-IGAR 9 will outperform any alternative basket that might be constructed from the Constituents.

7   Return on synthetic basket necessarily different from investment in physical underlyings

The results that may be obtained from investing in any security or investment or otherwise participating in any transaction linked to Commodity-IGAR 9 might well be significantly different from the results that could theoretically be obtained from a direct investment in the Constituents or any related derivatives. Such differences may arise for a number of reasons including, but not limited to, the adjustment factor deducted from the Index Level. As stated, the Index Level is calculated and published net of an adjustment factor (described in Section 3.3 and Annex 4, Section 4) which reduces the Index Level when deducted.

8   Diversification

Diversification is generally considered to reduce the amount of risk associated with generating returns, however can be no assurance that Commodity-IGAR 9 will be sufficiently diversified at any time to reduce or minimize such risks to any extent.

9.   Calculation Agent discretion

The Calculation Agent is entitled to exercise certain discretions in relation to Commodity-IGAR 9, including but not limited to, the determination of the values to be used in the event of Market Disruption Events and the interpretation of these Rules. Although the Calculation Agent will make all determinations and take all action in relation to Commodity-IGAR 9 acting in good faith, such discretion could have an impact, positive or negative, on the Index Level.

10.   Separation of Rebalancing Dates

The weight of the Constituents of each Component Index of Commodity-IGAR 9 may fluctuate during the period from (and excluding) one Rebalancing Date to (and including) the next following Rebalancing Date due to movements in the USD Level of each of those Constituents. Similarly, the weight of the Component Indices of Commodity-IGAR 9 may fluctuate during the period from (and excluding) one Reweighting Date to (and including) the next following Reweighting Date due to movements in the USD Level of each of the underlying Component Indices. Each of these factors may potentially dilute the return of the Index relative to a direct investment in the underlying Constituents over the same period.

11.   Potential Conflicts of Interest

Potential conflicts of interest may exist in the structure and operation of Commodity-IGAR 9 and the conduct of normal business activities by any Relevant Person.   Please refer to the following Part C for further details.

The foregoing list of risk factors is not intended to be exhaustive. Anyone reading these Rules should seek such advice as they consider necessary from their professional advisors, legal, tax or otherwise, without reliance on any Relevant Person to satisfy themselves that they fully understand these Rules and the risks associated with Commodity-IGAR 9.

Part C

NOTICES, DISCLAIMERS AND CONFLICTS

These Rules have been prepared solely for informational purposes and nothing herein constitutes an offer to buy or sell any securities, participate in any transaction or adopt any investment strategy or as legal, tax regulatory or accounting advice. The Rules are of the date specified above and may change at any time without prior notice.

No Relevant Person makes any representation or warranty, whatsoever, express or implied, as to the results that may be obtained through the use of these Rules or Commodity-IGAR 9.

Each Relevant Person hereby expressly disclaims, to the fullest extent permitted by law, all warranties of accuracy, completeness, merchantability, or fitness for a particular purpose with respect to any information contained in this document and no Relevant Person shall have any liability (direct or indirect, special, punitive, consequential or otherwise) to any person even if notified of the possibility of any such damages.

The Calculation Agent is under no obligation to continue the calculation, publication and dissemination of the Index or the Index Level.

During the course of their normal business, the Calculation Agent or any other Relevant Person may enter into or promote, offer or sell transactions or investments (structured or otherwise) linked to Commodity-IGAR 9 and/or any of the Constituents. In addition, any Relevant Person may have, or may have had, interests or positions, or may buy, sell or otherwise trade positions in or relating to Commodity-IGAR 9 or any of the Constituents, or may invest or engage in transactions with other persons, or on behalf of such persons relating to any of these items. Such activity may or may not have an impact on the Index Level but all persons reading these Rules should be aware that a conflict of interest could arise where anyone is acting in more than one capacity.

Neither the Calculation Agent nor any other Relevant Person has any duty to consider the circumstances of any person when participating in such transactions or to conduct themselves in a manner that is favourable to any person.

The Rules have been developed with the possibility of the Calculation Agent or any of the Relevant Persons entering into or promoting, offering or selling transactions or investments (structured or otherwise) linked to Commodity-IGAR 9, and hedging the obligations that might arise under any such transactions or investments.

The Index provides an exposure of a notional basket of assets because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Commodity-IGAR 9 merely identifies certain assets in the market, the performance of which will be used as a reference point for the purposes of calculating the Index Level.

The Index Level is calculated and published net of an adjustment factor of ninety-six basis points (0.96%) per annum, calculated on an actual/360 basis. The effect of such adjustment factor is to decrease the level of all Component Indices on each Index Valuation Day.

The Calculation Agent need not publish the Index Level by any alternative method if the relevant Bloomberg ticker (as identified in the Appendix) is subject to any delay in or interruptions of publication for any reason including the occurrence of a Force Majeure Event.

No one may reproduce or disseminate the information contained in these Rules or the Index Level without the prior written consent of the Calculation Agent. Commodity-IGAR 9 is the intellectual property of the Calculation Agent and may only be used (as an underlying for financial products or otherwise) by third parties who have entered into a licence agreement with the Calculation Agent. These Rules are not intended for distribution to, or use by any person in, a jurisdiction where such distribution is prohibited by law or regulation.

Securities Ltd. and J.P. Morgan plc are authorised by the FSA and members of the LSE. J.P. Morgan Europe Limited is authorised by the FSA. J.P. Morgan Equities Limited is a member of the Johannesburg Securities Exchange and is regulated by the FSB. J.P. Morgan Securities (Asia Pacific) Limited and Jardine Fleming Securities Limited are registered as investment advisers with the Securities & Futures Commission in Hong Kong and their CE numbers are AAJ321 and AAB026 respectively. Jardine Fleming Singapore Securities Pte Ltd is a member of Singapore Exchange Securities Trading Limited and is regulated by the Monetary Authority of Singapore ("MAS"). J.P. Morgan Securities Asia Private Limited is regulated by the MAS and the Financial Supervisory Agency in Japan. J.P. Morgan Australia Limited (ABN 52 002 888 011) is a licensed securities dealer.

STANDARD & POOR'S DISCLAIMER

Commodity-IGAR 9 (the "**Product**") is not sponsored, endorsed, sold or promoted by Standard & Poor's. Standard & Poor's makes no representation or warranty, express or implied, to the owners of the Product or any member of the public regarding the advisability of investing in securities generally or in the Product particularly or the ability of the S&P GSCI Index ER (the "**SPGCCIP Index**") to track general commodity market performance. Standard & Poor's' only relationship to JPMorgan (the "**Licensee**") is the licensing of the SPGCCIP Index, which is determined, composed and calculated by Standard & Poor's without regard to the Licensee or the Product. Standard & Poor's has no obligation to take the needs of the Licensee or the owners of the Product into consideration in determining, composing or calculating the SPGCCIP Index. Standard & Poor's is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Product to be issued or in the determination or calculation of the equation by which the Product is to be converted into cash. Standard & Poor's has no obligation or liability in connection with the administration, marketing or trading of the Product. The SPGCCIP Index is not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies.

STANDARD AND POOR'S DOES NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE SPGCCIP INDEX OR ANY DATA INCLUDED THEREIN. STANDARD AND POOR'S MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, COUNTERPARTY OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPGCCIP INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. STANDARD AND POOR'S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE SPGCCIP INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STANDARD AND POOR'S HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Part D

Appendix 1: INDEX KEY INFORMATION

Capitalised terms not otherwise defined in this Appendix have the meaning as set out in the Rules.

1.   Trade Specific Inputs:
e

Index Name:	Commodity-IGAR 9 Conditional Long-Short Index.
Bloomberg ticker:	CMDT9CER.
Number of Component Indices:	3 ("**CI**").
Number of Constituents per CI:	24 ("**NC**").
Maximum Number of Ranked Constituents per CI:	12 ("**MNRC**").
Target Weight:	means [1/MNRC].
Negative Target Weight:	means [-1/MNRC].
Zero Target Weight:	means zero per cent (0%).

2.   Reweighting

Reweighting Methodology:	The Index shall rebalance monthly on the relevant Reweighting Date, in accordance with the Reweighting Algorithm.
*Reweighting Dates***:**	monthly on the 1st Index Valuation Day, subject to the occurrence of a Disrupted Day.
Reweighting Algorithm:	See Annex 1 to this Appendix.

3.   Rebalancing

Rebalancing Methodology:	Each Component Index shall rebalance monthly on the relevant Rebalancing Date, based on the Performance of the Constituents over the Relevant Observation Period in accordance with the Rebalancing Algorithm.
Rebalancing Dates:	Means the 1st, 2nd and 5th Index Valuation Day of each month.
Performance:	See Annex 4.
Relevant Observation Period:	See Annex 2.
Rebalancing Algorithm:	See Annex 2.

4.   Rebalancing Steps

4.1   Determination of Strongest and Weakest Constituents

In order to rebalance each Component Index, on each Rebalancing Selection Date, the Calculation Agent shall determine both the Strongest Constituents and the Weakest Constituents by:

a.   calculating the Performance of each Constituent over the Relevant Observation Period using the Performance Calculation in Annex 4 hereto;

b.   ranking all Constituents with a positive Performance over the Relevant Observation Period according to their Performances in descending order from the strongest to the weakest and applying the Long Consistency Test (see Section 5.1 hereof) to such Constituents; and

c.   ranking the Constituents with a negative or zero Performance over the Relevant Observation Period according to their Performances in ascending order from the weakest to the strongest and applying the Conditional Short Consistency Test (see Section 5.2 hereof).

4.2   Ranking the Constituents

4.2.1   Strongest Constituents

The Constituents with a positive Performance which have successfully passed the Long Consistency Test are the eligible long Constituents (the "**Eligible Long Constituents**"). Among the Eligible Long Constituents, those which display the strongest positive Performance, subject to the MNRC, are termed the strongest Constituents (the "**Strongest Constituents**") and are assigned the Target Weight. The Target Weight shall be assigned to each of the Strongest Constituents even if their number is less than the MNRC.

4.2.2   Weakest Constituents

The Constituents with a negative or zero Performance which have successfully passed the Conditional Short Consistency Test are the eligible short Constituents (the "**Eligible Short Constituents**"). Among the Eligible Short Constituents, those which display the weakest negative or zero Performance, subject to the MNRC, are the weakest Constituents (the "**Weakest Constituents**") and are assigned the Negative Target Weight. The Negative Target Weight shall be assigned to each of the Weakest Constituents even if their number is less than the MNRC.

4.2.3   The remaining Constituents are zero weighted

The remaining Constituents (if any) are assigned the Zero Target Weight.

4.2.4   Strongest Constituents and Weakest Constituents never to exceed the MNRC

The Calculation Agent shall calculate the Performance of each Constituent to the required number of decimal places to ensure that neither the number of Strongest Constituents nor the number of Weakest Constituents ever exceeds the MNRC.

4.3   Rebalancing inputs

The Strongest Constituents and the Weakest Constituents are used as inputs in the Rebalancing Algorithm run on the immediately following Rebalancing Date for such Component Index.

5.   Consistency Tests

5.1   The Long Consistency Test

5.1.1   The Long Consistency Test is applied to Constituents displaying a positive Performance.[1]

On each Rebalancing Selection Date (the "**Relevant Rebalancing Selection Date**"), the Calculation Agent shall calculate the "**Consistency**" of each Constituent for which the Performance is a positive number in accordance with the following formula:

$$Consistency_i(Month_m) = \sum_{h=1}^{h=12} Indicator_i(Month_{m-h+1})$$

Where:

$$Indicator_i(Month_{m-h+1}) = \begin{cases} C_h & if \quad Level_i(Month_{m-h+1}) > Level_i(Month_{m-h}) \\ \\ 0 & Otherwise \end{cases}$$

Where:

$Consistency_i(Month_m)$ is the Consistency of the ith Constituent at the Relevant Rebalancing Selection Date.

$Level_i(Month_{m-h+1})$ is the USD Level of the ith Constituent at the close of the last Index Valuation Day of the hth calendar month preceding the Relevant Rebalancing Selection Date which is not a Disrupted Day for the Constituent in question.

$Level_i(Month_{m-h})$ is the USD Level of the ith Constituent at the close of the last Index Valuation Day of the $(h+1)$th calendar month preceding the Relevant Rebalancing Selection Date which is not a Disrupted Day for the Constituent in question.

C_h is defined by $C_h = A \times e^{-r \cdot (h-1)}$

A, r are constants that are calibrated so that: $\dfrac{C_1}{C_{12}} = 5$ and $\sum_{h=1}^{12} C_h = 12$,

which gives $A = 1.97449$ $r = 0.14631$ to an accuracy of 5 decimal places.

5.1.2   Requirement to pass the Long Consistency Test

The ith Constituent will be deemed to have successfully passed the Long Consistency Test on the Relevant Rebalancing Selection Date if:

$$Consistency_i(Month_m) \geq 6$$

---

[1] The Consistency Test is designed to identify the Constituents which are showing consistent recent increases in price on the basis of monthly observations where recent months are weighted more significantly than earlier months.

5.2   Conditional Short Consistency Test

5.2.1   The Conditional Short Consistency Test is applied to Constituents displaying a negative or zero Performance.[2]

On each Relevant Rebalancing Selection Date, the Calculation Agent shall calculate the "**Conditional Short Consistency**" of each Constituent of the Index in accordance with the following formula:

$$ConsistencyCS_i(Month_m) = \sum_{h=1}^{h=12} IndicatorCS_i(Month_{m\text{-}h+1})$$

Where:

$$IndicatorCS_i(Month_{m-h+1}) = \begin{cases} C_h & if \quad Level_i(Month_{m-h+1}) < Level_i(Month_{m-h}) \quad and \\ & \quad (ConsistencyEW(Month_m) < 6 \quad or \quad EW(Month_m) < 0) \\ 0 & Otherwise \end{cases}$$

Where:

$Level_i(Month_{m-h+1})$, $Level_i(Month_{m-h})$ and C_h are defined in Section 5.1 hereof; and

$EW(Month_m)$ and $ConsistencyEW(Month_m)$ are defined in Section 5.2.3. hereof.

5.2.2   Requirement to pass the Conditional Short Consistency Test

The ith constituent will be deemed to have successfully passed the "**Conditional Short Consistency Test**" on the Relevant Rebalancing Selection Date if:

$$ConsistencyCS_i(Month_m) \geq 6$$

5.2.3   Equally Weighted Basket Performance and the Equally Weighted Basket Consistency Test

The terms "Equally Weighted Basket Performance" and "Equally Weighted Basket Consistency Test" used in performing the Conditional Short Consistency Test are defined as follows:

(i) Equally Weighted Basket Performance

On the Relevant Rebalancing Selection Date, the Calculation Agent shall calculate over a 12 month period, the performance of a synthetic equally-weighted basket of all Constituents (the "**Equally Weighted Basket Performance**") in accordance with the following formula:

---

[2] The Conditional Short Consistency Test is designed to identify the Constituents which are showing consistent recent decreases in price on the basis of monthly observations where recent months are weighted more significantly than earlier months ; provided that if (a) the Equally Weighted Basket Performance is positive and (b) the Equally Weighted Basket Consistency Test is passed, then all Eligible Short Constituents will fail the Conditional Short Consistency Test for the Relevant Rebalancing Selection Date and there will be no Weakest Constituents with effect from the related Rebalancing Date.

$$EW(Month_m) = \left[\prod_{h=1}^{12}\left(\frac{1}{NC}\cdot\sum_{i=1}^{NC}\left(\frac{Level_i(Month_{m-h+1})}{Level_i(Month_{m-h})}\right)\right) - 1\right]$$, (expressed as a percentage)

Where:

$Level_i(Month_{m-h+1})$ and $Level_i(Month_{m-h})$ are as defined in Section 5.1 hereof.

NC See Section 1 hereof;

$EW(Month_m)$ means the Equally Weighted Basket Performance from, and including, the 12th month prior to the Relevant Rebalancing Selection Date to, and including, the month immediately prior to the Relevant Rebalancing Selection Date; and

(ii) Equally Weighted Basket Consistency Test[3]

On each Relevant Rebalancing Selection Date, the Calculation Agent will calculate the "**Equally Weighted Basket Consistency**" in accordance with the following formula:

$$ConsistencyEW(Month_m) = \sum_{h=1}^{h=12} IndicatorEW_i(Month_{m-h+1})$$

Where:

$$IndicatorEW_i(Month_{m-h+1}) = \begin{cases} C_h & if \quad \frac{1}{NC}\sum_{i=1}^{NC}\left(\frac{Level_i(Month_{m-h+1})}{Level_i(Month_{m-h})}\right) - 1 > 0 \\ 0 & Otherwise \end{cases}$$

Where:

$Level_i(Month_{m-h+1})$, $Level_i(Month_{m-h})$ and C_h are as defined in Section 5.1 hereof.

(iii)   Requirement to pass the Equally Weighted Basket Consistency Test

The Equally Weighted Basket shall be deemed to have successfully passed the "**Equally Weighted Basket Consistency Test**" on the Relevant Rebalancing Selection Date if:

$$ConsistencyEW(Month_m) \geq 6$$

---

[3] The Equally Weighted Basket Consistency Test is designed to identify whether a notional equally weighted basket of all the Constituents of the Index would have shown consistent recent increases in value on the basis of monthly observations where recent months are weighted more significantly that earlier months. The Equally Weighted Basket Performance (as described above) and the results of the Equally Weighted Basket Consistency Test are used as inputs for the Conditional Short Consistency Test algorithm which is set out in section 5.2 of this Appendix.

Annex 1 - Re-weighting Algorithm

Section 1: Index commencement date and commencement level

The Index's starting level was deemed to have been 100 on 15th September 2006 (the "**First Index Valuation Day**"), as follows:

$$CMDT9CER(t_0) = 100$$

Section 2: Index Level in respect of any Index Valuation Day t

At the close of each Index Valuation Day t (the "**Relevant Index Valuation Day**"), the Index Level shall be calculated by the Calculation Agent in accordance with the following formula:

$$CMDT9CER(t) = CMDT9CER(RWD_{n-1}) \times \left[1 + \frac{1}{CI} \times \sum_{k=1}^{CI} \left(\frac{Component\ Index_k(t)}{Component\ Index_k(RWD_{n-1})} - 1 \right) \right]$$

Where:

CMDT9CER (t) is the Index Level on the relevant Index Valuation Day.

n is the number of Re-weighting Dates from, and including, the First Index Valuation Day to, and including, RWD_{n-1}.

RWD_{n-1} is the Re-weighting Date immediately preceding the Relevant Index Valuation Day.

$CMDT9CER(RWD_{n-1})$ is the Index Level on the Re-weighting Date immediately preceding the Relevant Index Valuation Day, rounded to 4 decimal places.

$Component\ Index_k(t)$ is the Component Index level for the kth Component Index on the relevant Index Valuation Day, rounded to 4 decimal places.

$Component\ Index_k(RWD_{n-1})$ is the Component Index level for the kth Component Index on the Re-weighting Date immediately preceding the Relevant Index Valuation Day, rounded to 4 decimal places.

Annex 2 -Rebalancing Algorithm

Section 1: Component Indices commencement date and commencement level

Each Component Index k's starting level was deemed to have been 100 on 15th September 2006 (the "**First Index Valuation Day**"), as follows:

$$Component\ Index_k(t_0) = 100$$

Section 2   Component Indices level in respect of any Index Valuation Day t

At the close of each Index Valuation Day t (the "**Relevant Index Valuation Day**"), the kth Component Index level shall be calculated by the Calculation Agent in accordance with the following formula:

$$Component\ Index_k(t) =$$

$$Component\ Index_k(RD_{n-1,k}) \times \left\{ 1 + \sum_{i=1}^{NC} \left[WC_i(RD_{n-1,k}) \times \left(\frac{Level_i(t)}{Level_i(RD_{n-1,k})} - 1 \right) \right] \right\} \times (1 - AF_t)$$

Where:

$Component\ Index_k(t)$ is the index level of the kth Component Index on the Relevant Index Valuation Day.

n is the number of Rebalancing Dates for the kth Component Index from, and including, the First Index Valuation Day to, and including, $RD_{n-1,k}$.

$RD_{n-1,k}$ is the Rebalancing Date for the kth Component Index immediately preceding the Relevant Index Valuation Day.

$Level_i(t)$ is the USD Level of the ith Constituent at the close of the Relevant Index Valuation Day *t*.

$Level_i(RD_{n-1,k})$ is the USD Level of the ith Constituent at the close of the Rebalancing Date for the kth Component Index immediately preceding the Relevant Index Valuation Day.

$WC_i(RD_{n-1,k})$ is any of the Target Weight, the Negative Target Weight or the Zero Target Weight of the ith Constituent implemented at the close of the Rebalancing Date for the kth Component Index immediately preceding the Relevant Index Valuation Day.

AF_t See Annex 4.

$Component\ Index_k(RD_{n-1,k})$ is the level of the kth Component Index on the Rebalancing Date for the kth Component Index immediately preceding the Relevant Index Valuation Day, rounded to 4 decimal places.

Annex 3 - Additional Risk Factors specific to the Core Commodity-IGAR Conditional Long-Short Index

In addition to the general risk factors set out in Part B, the following risk factors are relevant to the Index:

.1   The use of a "long-short strategy"

The Index employs a technique generally known as "long-short" strategy. This means that each Component Index could include a number of notional long positions and a number of notional short positions. Unlike long positions, short positions are theoretically subject to unlimited risk of loss because there is no limit on the amount by which the price of the relevant asset may appreciate before the short position is closed. The Component Indices may engage in notional short positions in accordance with the Index calculation algorithms set out herein and it is therefore possible that during the time from, but excluding, one Rebalancing Date to, and including, the next following Rebalancing Date any notional short position included in any Component Index may appreciate substantially with an adverse impact on its Component the Index Level, and consequently, on the Index Level.

.2   The use of leverage

The Index employs a technique generally known as "long-short" strategy. This means that for each of the Component Indices, and as part of this strategy, the sum of the absolute values of the Target Weights may be greater than 1 and, consequently, any Component Index and hence the Index itself may include leverage. Leverage offers greater potential for enhanced performance of the Index, but also brings greater risk. Where the synthetic portfolio is leveraged, any price movements in the Constituents may result in a proportionately higher reduction in the Index Level than if they were not leveraged.

Annex 4: Performance Calculation and Adjustment Factor

Section 1   Performance Calculation

On each Rebalancing Selection Date (the "**Relevant Rebalancing Selection Date**"), and in relation with each Component Index, the Performance over a period of 12 months of the ith Constituent shall be calculated over the Relevant Observation Period by the Calculation Agent in accordance with the following formula:

$$Performance_i\,(Month_m) = \left[\frac{Level_i(Month_m)}{Level_i(Month_{m-12})} \right] - 1 \text{, (expressed as a percentage)}$$

Where:

$Level_i(Month_m)$ is the USD Level of the ith Constituent at the close of the last Index Valuation Day of the month immediately preceding the Relevant Rebalancing Selection Date which is not a Disrupted Day (which may be a different day for different Constituents).

$Level_i(Month_{m-12})$ is the USD Level of the ith Constituent at the close of the last Index Valuation Day of the 13th calendar month preceding the Relevant Rebalancing Selection Date which is not a Disrupted Day (which may be a different day for different Constituents).

Section 2:   Adjustment Factor

On each Index Valuation Day, the Adjustment Factor is defined as:

$$AF_t = 1 - \left(1 - \frac{0.96}{100}\right)^{\frac{CalendarDays}{360}}$$

Where:

$CalendarDays$ is the number of calendar days from, and including, the Rebalancing Date immediately preceding the Relevant Index Valuation Day to, but excluding, the Relevant Index Valuation Day.

Annex 5: Constituents

Subject to Section 7 of Part A, the following table sets out the Constituents potentially comprising the Index, together with their respective Bloomberg® tickers.

Asset	Bloomberg® ticker	Asset	Bloomberg® ticker
Energy:		**Industrial metals**	
Brent Crude Oil	SPGCBRP	Aluminium	SPGCIAP
Crude Oil	SPGCCLP	Copper	SPGCICP
Gas Oil	SPGCGOP	Lead	SPGCILP
Gasoline (RBOB)	SPGCHUP	Nickel	SPGCIKP
Heating Oil	SPGCHOP	Zinc	SPGCIZP
Natural Gas	SPGCNGP		
		Agriculture	
Livestock		Cocoa	SPGCCCP
Feeder Cattle	SPGCFCP	Coffee	SPGCKCP
Lean Hogs	SPGCLHP	Corn	SPGCCNP
Live Cattle	SPGCLCP	Cotton	SPGCCTP
		Red Wheat	SPGCKWP
		Soybean	SPGCSOP
Precious metals		Sugar	SPGCSBP
Silver	SPGCSIP	Wheat	SPGCWHP
Gold	SPGCGCP		

Annex B

The material in this Annex B has been provided by J.P. Morgan Securities Ltd. We make no representations and can give no assurances regarding the results provided by the strategy.

The JPMorgan Commodity Investable Global Asset Rotator 9

Synthetic Strategy Rules

J.P.Morgan

Last amended July 31, 2009 (to become effective on or about August 24, 2009)

PART A

1. This Document

1.1 Introduction

This document comprises the rules of the JPMorgan Commodity Investable Global Asset Rotator 9, a family of notional rule-based proprietary commodity indices which utilise momentum investment strategies (which, together with the Appendix and related Annexes shall constitute the "**Rules**"). Part A of the Rules prescribes the index methodology applicable for the Index (known as "**Commodity-IGAR 9**" and/ or the "**Index**"), the key components of which are set out in the Appendix and its Annexes.

1.2 Publication of the Rules

These Rules are published by J.P. Morgan Securities Ltd. of 125 London Wall, London EC2Y 5AJ, UK in its capacity as Calculation Agent. See Section 6 for further information in connection with publication of the Rules.

1.3 Amendments

These Rules may be amended from time to time at the discretion of the Calculation Agent and will be re-published (see Section 1.2) no later than one calendar month following such amendment.

1.4 Availability of Rules

Copies of the Rules may be obtained by investors free of charge upon request to the Calculation Agent.

1.5 Risks & disclaimers

Please refer to the Risk Factors and associated Disclaimers set out in Parts B and C of the Rules. No assurance can be given that the investment strategy used to construct Commodity-IGAR 9 will be successful or that Commodity-IGAR 9 will outperform any alternative basket or investment strategy that might be constructed from the Constituents.

1.6 No offer of securities

These Rules neither constitute an offer to purchase or sell securities nor specific advice of whatever form (tax, legal, accounting or regulatory) in respect of any investment strategy.

1.7 Rules of construction

A reference to a "Section" means a reference to a clause in this Part A unless the otherwise specified and a reference to any "Annex" means a reference to each such specified annex in Part D of this document.

2. Summary of Index

2.1 Index comprised of variable number of synthetic sub-indices

Each Index represents the performance of an equally-weighted exposure to a number of synthetically constructed sub-indices (each a "**Component Index**").

2.2 Construction of Component Indices

2.2.1 Constituents change on Rebalancing Dates

Component Indices are constructed by reference to the performance of their individual constituents (the "**Constituents**"). The Constituents are selected from a number of sub-asset classes from the global commodities market identified in Annex 5. Subject to the occurrence of any Extraordinary Event (see Section 7), each Component Index shall comprise the same Constituents until the immediately following Rebalancing Date for such Component Index.

2.2.2   Difference between Component Indices

The sole difference between Component Indices is that they rebalance on different days on each month, subject to the effect of an occurrence of a Disrupted Day which may cause the Component Indices to rebalance on the same Index Business Day.

2.3   Rebalancing methodology

The rebalancing methodology is carried out on the principal of "momentum investing" which has as its primary assumption that if certain Constituents performed well in the past, they will continue to perform well in the future and the converse applies with respect to poorly performing assets.

2.4   Synthetic strategy, no underlying assets in basket

Commodity-IGAR 9 is a notional basket of assets because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Commodity-IGAR 9 merely identifies certain assets in the market, the performance of which is used as a reference point for the purposes of calculating the level of the Index.

3.   Calculation Agent

3.1   Identity

JPMSL or any affiliate or subsidiary designated by it will act as calculation agent in connection with the Index (the "**Calculation Agent**").

3.2   Calculation Agent determinations

All determinations of the Calculation Agent in respect of Commodity-IGAR 9 and interpretation of the Rules shall be final, conclusive and binding and no person shall be entitled to make any claim against any of the Relevant Persons in respect thereof. Once a determination or calculation is made or action taken by the Calculation Agent or any other Relevant Person in respect of any aspect of the Commodity-IGAR 9, neither the Calculation Agent nor any other Relevant Person shall be under any obligation to revise any determination or calculation made or action taken for any reason.

3.3   Adjustment Factor

The Index Level is calculated and published net of an adjustment factor equivalent to ninety-six basis points (0.96%) per year calculated daily on an Actual/360 basis and notionally deducted daily (in arrears) from the level of each Component Index on each Index Valuation Day. See section 2 of Annex 4 for calculations.

4.   Calculating the Index Level

4.1   Frequency

Subject to the occurrence or existence of a Disrupted Day or a Limit Day, the Calculation Agent shall, based on the USD Levels of the Constituents of the relevant Component Indices as of such Index Valuation Day, calculate the Index Level in respect of each Index Valuation Day for Index publication purposes (although the Calculation Agent may calculate the Index Level with greater frequency and share this calculation with its affiliates for internal purposes).

4.2   Weighting of Component Indices

4.2.1   Detail in Appendix

The Appendix sets out the number of Component Indices and the relevant percentage by which such Component Indices are weighted for the Index (e.g. the existence of 3 Component Indices means that each will have a one-third weighting in constituting the Index).

4.2.2   Component Index reweighting

See Annex 1.

4.2.3   Reweighting Dates

The dates for reweighting of the Component Indices for the respective Index are set out in the Appendix, Section 2.

4.2.4   When reweighting takes effect

Reweighting will take effect each month immediately following the Official Close on the relevant Reweighting Date, unless such Reweighting Date is a Disrupted Day or a Limit Day.

4.3   Constituent Rebalancing

4.3.1   Detail in Appendix

The Appendix sets out the number of Constituents and the relevant percentage by which such Constituent is weighted for each Component Index.

4.3.2   Constituent rebalancings

On the first Index Valuation Day of every month (the "**Rebalancing Selection Date**") the Calculation Agent:

(a)   shall determine the Performance of each Constituent in respect of the previous 12 calendar months (being the "**Relevant Observation Period**"); and

(b)   determine the weight to be assigned to each Constituent on the close of the relevant Rebalancing Date for each Component Index,

in accordance with the methodology set out in the Appendix and Annex 2 respectively.

4.3.3   Rebalancing dates

The dates for rebalancing the Constituents of each Component Index are set out in the Appendix, Section 3.

4.3.4   When rebalancing takes effect

Rebalancing will take effect immediately following the Official Close of the relevant Rebalancing Date, provided that if such day is a Disrupted Day or a Limit Day in respect of a Constituent (an "**Affected Constituent**"), rebalancing in respect of such Affected Constituent shall occur on the day on which it has been valued in accordance with Section 5.2(b)(ii).

5.   Effect of Market Disruption Events and Limit Days

5.1   No effect on Rebalancing Selection Dates

The Rebalancing Selection Date will not be affected by Market Disruption or Limit Events.

5.2   Effect on Index Valuation Days (including Reweighting Dates and Rebalancing Dates)

In relation to each Component Index, if any Index Valuation Day is a Disrupted Day or a Limit Day in respect of any Affected Constituent, then:

(a)   such Index Valuation Day shall remain as the day originally scheduled (the "**Original IVD**"); and

(b)   calculation of the level of the Component Index for such valuation day will be calculated retrospectively based on:

   (i)   the USD Levels of the Constituents (other than the Affected Constituent(s)) on Original IVD; and

   (ii)   the USD Level of each Affected Constituent on the next Scheduled Trading Day that is not a Limit Day or a Disrupted Day for such Constituent,

provided that, if all ten (10) Index Valuation Days immediately following the Original IVD are either Disrupted Days or Limit Days for any Affected Constituent(s), the Calculation Agent shall, on the 10th Index Valuation Day following the Original IVD, calculate:

(A)   the USD Level(s) for such Affected Constituent(s);

(B)   the level of the Component Index for the relevant Index Valuation Day; and

(C)   the Index Level for each affected Index Valuation Day,

acting in good faith using such information and/or methods as it determines, in its reasonable discretion, are appropriate (notwithstanding that such day is a Disrupted Day or a Limit Day for one or more Constituents).

6.   Publication of Index Levels

6.1   Publication source

The Index Level shall be published on Bloomberg®. (see Appendix 1, Section 1 for appropriate Bloomberg ticker).

6.2   Impact of force majeure on publication source

The Calculation Agent shall not be obliged to provide the Index Level by any alternative method if the Bloomberg ticker is subject to any delay in or interruptions of publication or as a result of the occurrence of a Force Majeure Event.

6.3   No obligation to publish on Disrupted Days or Limit Days

The Calculation Agent is not obliged to publish the Index Level in respect of any day which is a Disrupted Day or a Limit Day, although it may nevertheless do so retrospectively.

6.4   Format of publication; number of decimal places

The Index Level will be reported to four (4) decimal places (although the Calculation Agent may maintain a record of the Index Level with greater precision for internal purposes) on every Index Valuation Day.

7.   Extraordinary Events

7.1   Successor Constituent

If any Constituent is:

(a)   not calculated and announced by the relevant Index Sponsor but by a successor sponsor acceptable to the Calculation Agent; or

(b)   replaced by a successor index using, in the determination of the Calculation Agent, the same or substantially similar formula and method of calculation as used in the calculation of the relevant Constituent,

then in each case that successor index (the "**Successor Constituent**") shall replace the relevant Constituent with effect from a date determined by the Calculation Agent who may make such adjustment to these Rules, as it determines in good faith is appropriate, to account for such change.

7.2   Alteration of Constituents

Without prejudice to the ability of the Calculation Agent to amend the Rules (see Section 1.3), the Calculation Agent may, acting in good faith and in a commercially reasonable manner:

(a)   exclude; or

(b)   substitute,

any Constituent following the occurrence (and/or continuation) of a Change in Law or in circumstances where it considers it reasonably necessary to do so to reflect the intention of the Commodity-IGAR 9 strategy, including (without prejudice to the generality of the foregoing) changes announced by an index sponsor relating to the modification, exclusion, inclusion or substitution of one Constituent or its futures and options contracts in the Standard & Poor's Goldman Sachs Commodity Index™, or any perception among market participants generally that the published USD Level of the relevant Constituent is inaccurate (and the Index Sponsor of such Constituent fails to correct such USD Level), and if it so excludes or substitutes for any Constituent, then the Calculation Agent may adjust the Rules as it determines in good faith to be appropriate to account for such exclusion or substitution on such date(s) selected by the Calculation Agent. The Calculation Agent is under no obligation to continue the calculation and publication of any Commodity-IGAR 9 strategy upon the occurrence or existence of a Change in Law; and the Calculation Agent may decide to cancel any Commodity-IGAR 9 strategy if it determines, acting in good faith, that the objective of the relevant Commodity-IGAR 9 strategy can no longer be achieved.

7.3   Material Change

If, at any time, the Index Sponsor of a Constituent:

(a)   announces that it will make a material change in the formula or the method of calculating that Constituent or in any other way materially modifies that Constituent (other than a modification prescribed in that formula or method to maintain that Constituent in the event of changes in constituent commodity futures and other routine events); or

(b)   permanently cancels the Constituent and no successor index exists or fails to calculate and announce the USD Level of the Constituent,

then the Calculation Agent shall remove such Constituent from the universe of the Constituents and may adjust the Rules as it determines in good faith to be appropriate to account for such change(s) on such date(s) selected by the Calculation Agent.

7.4   Cancellation of Index Licence

If, at any time:

(a)   the licence granted to the Calculation Agent by the Index Sponsor of any Constituent to use such Constituent for the purposes of Commodity-IGAR 9 terminates; or

(b)   the Calculation Agent's right to use any Constituent for the purposes of Commodity-IGAR 9 is otherwise impaired or ceases (for any reason),

then, the Calculation Agent shall remove such Constituent from the universe of the Constituents and may adjust the Rules as it determines in good faith to be appropriate to account for such change(s) on such date(s) selected by the Calculation Agent.

8.   Corrections

If:

(a)   the USD Level of any Constituent used to calculate the Index Level on any Index Valuation Day is subsequently corrected and the correction is published by the relevant Index Sponsor before the next Rebalancing Date; or

(b)   the Calculation Agent identifies an error or omission in any of its calculations or determinations in respect of Index Level,

then, the Calculation Agent may, if practicable and it considers such correction material, adjust or correct the published Index Level for such day and each subsequent Index Valuation Day and publish such corrected Index Level(s) as soon as reasonably practicable.

9.   Responsibility for the Rules; Limitations on liability

9.1   Calculation Agent standards

The Calculation Agent shall act in good faith and in a commercially reasonable manner.

9.2   Ambiguities in the Rules

Whilst these Rules are intended to be comprehensive, ambiguities may arise. If so, the Calculation Agent will resolve such ambiguities and, if necessary, amend these Rules to reflect such resolution.

9.3   Limitation of liability

No Relevant Person shall have any responsibility to any person (whether as a result of negligence or otherwise) for any determinations made or anything done (or omitted to be determined or done) in respect of Commodity-IGAR 9 or in respect of the publication of the Index Level (or failure to publish such level) or any use to which any person may put Commodity-IGAR 9 or the Index Levels.

10.   Miscellaneous

10.1   Determinations

Any determination required to be made or action required to be taken in respect of Commodity-IGAR 9 on a day that is not an Index Valuation Day, shall be made or taken (as the case may be) on the next following Index Valuation Day.

10.2   Governing law

These Rules shall be governed by and construed in accordance with the laws of England.

11.   Definitions

Capitalised terms not otherwise defined herein shall have the following meanings:

"**Affected Constituent**"   see Section 4.3.4;

"**Calculation Agent**"   see Section 3;

"**Change in Law**"   means:

(a)　　　due to:

    (i)　　　the adoption of, or any change in, any applicable law, regulation or rule (including, without limitation, any tax law); or

    (ii)　　　the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, as implemented by the U.S. Commodity and Futures Trading Commission or exchange or trading facility),

in each case, the Calculation Agent determines in good faith that (x) it is contrary to such law, rule, regulation or order for any market participants that are brokers or financial intermediaries (individually or collectively) to hold, acquire or dispose of (in whole or in part) any Constituent or any transaction referencing any Constituent or, (y) holding a position in any Constituent or any transaction referencing any Constituent is (or, but for the consequent disposal or termination thereof, would otherwise be) in excess of any allowable position limit(s) applicable to any market participants that are brokers or financial intermediaries (individually or collectively) under any such law, rule, regulation in relation to such Constituent traded on any exchange(s) or other trading facility (including, without limitation, any relevant Exchange); or

(b)　　　the occurrence or existence of any:

    (i)　　　suspension or limitation imposed on trading commodities futures contracts (including, without limitation the Constituents); or

    (ii)　　　any other event that causes trading in commodity futures contracts (including, without limitation Constituents) to cease;

"**Commodity-IGAR 9**"	means the index documented in accordance with these Rules referenced in the Appendix, Section 1;
"**Constituent**"	means a constituent of the Index described in Annex 5 (*The Constituents*);
"**Disrupted Day**"	means a day on which a Market Disruption Event occurs or exists;
"**Exchange**"	means, in respect of any Constituent, any exchange on which futures or options contracts relating to that Constituent are traded;
"**Force Majeure Event**"	any event beyond the control of the Calculation Agent, including any act of God, act of governmental authority, or act of public enemy, or due to war, the outbreak or escalation of hostilities, fire, flood, civil commotion, insurrection, labour difficulty including, without limitation, any strike, other work stoppage, or slow-down, severe or adverse weather conditions, power failure, communications line or other technological failure;

"**Index Level**"	means the level of the Index, determined in accordance with the Rules;
"**Index Sponsor**"	means, in respect of a Constituent, the corporation or other entity that (a) is responsible for setting and reviewing the rules and procedures and the methods of calculation and adjustments, if any, related to such Constituent and (b) announces (directly or through an agent) the USD Level of such Constituent on a regular basis;
"**Index Valuation Day**"	means each day (other than a Saturday or a Sunday): (i) on which commercial banks in both New York and London are open generally for business (including for dealings in foreign exchange and foreign currency deposits); and (ii) which is a Scheduled Trading Day for all Constituents;
"**Limit Day**"	means, in respect of a Constituent, any day on which there is a limitation on, or suspension of, the trading of options or futures contracts on the related commodity imposed by any relevant Exchange by reason of movements exceeding "limit up" or "limit down" levels permitted by such Exchange and which, in the opinion of the Calculation Agent, is material taking into account generally prevailing Scheduled Trading Day trading volumes and other market conditions;
"**Market Disruption Event**"	means in respect of a Constituent and an Index Valuation Day (as the case may be), the failure by the relevant Index Sponsor to calculate and publish the USD Level for such Constituent;
"**Official Close**"	means, in respect of all Constituents and on any Index Valuation Day, the latest to occur (monitored on a continuous 24 hour basis) of the official closing times of each relevant Exchange;
"**Performance**"	has the meaning given to such term in Section 1 (*Performance Calculation*) of Annex 4;
"**Rebalancing Date**"	means, in relation with any Component Index, (subject to the occurrence of a Market Disruption Event) the Index Valuation Day of every month specified in the Appendix, Section 1;
"**Rebalancing Selection Date**"	means the first Index Valuation Day of each month (see Section 4.3.2);
"**Relevant Observation Period**"	means, in respect of any Constituent and any Rebalancing Selection Date, the period commencing on, and including, the last Index Valuation Day of the month occurring thirteen (13) calendar months before the month in which such Rebalancing Selection Date occurs (and, if such day was deemed to have been a Disrupted Day, then the immediately preceding Index Valuation Day for such Affected Constituent which was not a Disrupted Day), to, and including, the last Index Valuation Day of the immediately preceding month to that in which the Rebalancing Selection Date occurs (and, if such day was deemed to have been a Disrupted Day, then the immediately preceding Index Valuation Day for such Affected Constituent which was not a Disrupted Day);

"Relevant Person"	means the Calculation Agent or any of its affiliates or subsidiaries or their respective directors, officers, employees, representatives, delegates or agents (as the case may be);
"Reweighting Date"	means, subject to the occurrence of a Market Disruption Event, the Index Valuation Day of every month specified in the Appendix;
"**Rules**"	means the rules of the Commodity-IGAR 9 as set out in this document (including the Appendix and all Annexes), as the same may be amended, supplemented and/or restated from time to time;
"Scheduled Trading Day"	means, in respect of a Constituent, a day on which the relevant Index Sponsor is scheduled to publish the USD Level of such Constituent and the principal exchange for futures and options contracts on such Constituent is scheduled to be open for trading for its regular trading session;
"**Successor Constituent**"	has the meaning give to such term in paragraph 7.1 (*Successor Constituent*) of these Rules;
"**USD**"	means the lawful currency of the United States of America; and
"**USD Level**"	means, in respect of a Constituent, (i) the closing level of such Constituent as calculated and published by the relevant Index Sponsor, or (ii) in the event of circumstances set out in Section 5.2, as reasonably calculated and published by the Calculation Agent, or (iii) in the event of circumstances set out in Section 7.1, as calculated and published by the sponsor of the relevant Successor Constituent.

PART B

RISK FACTORS

The following list of risk factors does not purport to be a complete enumeration or explanation of all the risks associated with Commodity-IGAR 9 and should be read in conjunction with the relevant Appendix**.**

1   Past performance should not be used as a guide to future performance

 The past performance of any other Commodity-IGAR 9 index should not be used as a guide to future performance of that index or the Index. Any back-testing or similar analysis performed by any person in respect of Commodity-IGAR 9 must be considered illustrative only and may be based on estimates or assumptions not used by the Calculation Agent when determining the Index Level pursuant to these Rules.

2   Synthetic Exposure to Commodities

The Commodity-IGAR 9 Indices are purely synthetic. There is no pool of futures to which any person is entitled or in which any person has any ownership interest or which serve as collateral for the return on any product referencing Commodity-IGAR 9.

3   Constituents are "excess return"

The return from investing in futures contracts derives from three sources:

(a)   changes in the price of the relevant futures contracts (which is known as the "**price return**");

(b)   any profit or loss realised when rolling the relevant futures contracts (which is known as the "**roll return**"); and

(c)   any interest earned on the cash deposited as collateral for the purchase of the relevant futures contracts (which is known as the "**collateral return**").

The Constituents are "excess return" indices which means that they measure the returns accrued from investing in uncollateralized futures or, in other words, the sum of the price return and the roll return associated with an investment in futures. Investing in any product linked to the Constituents will therefore not generate the same return as one would obtain from investing directly in the relevant futures contracts.

4   Certain futures contracts lack market depth – impact on liquidity and pricing

Many commodities, like those in the energy and industrial metals sectors, have liquid futures contracts that expire every month. Therefore, these commodities are rolled forward every month. Other commodities, most notably agricultural and livestock products, only have a few contract months each year that trade with sufficient liquidity. Thus, these commodities, with futures that expire less frequently, roll forward less frequently than every month. The risk of aberrational liquidity or pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take delivery of the underlying commodities.

5   Commodity prices impacted by global macro-economic and political factors

Prices for commodities are affected by a variety of factors, including changes in supply and demand relationships, governmental programmes and policies, national and international political and economic events, wars and acts of terror, changes in interest and exchange rates, trading and speculative activities in commodities and related contracts, weather, and agricultural, trade, fiscal, monetary and exchange control policies. The price volatility of each commodity also affects the value of the futures and forward contracts related to that commodity and therefore its price at any such time. The price of any one commodity may be correlated to a greater or lesser degree with any other commodity and factors affecting the general supply and demand as well as the prices of other commodities may affect the particular commodity in question.

In respect of commodities in the energy sector, due to the significant level of its continuous consumption, limited reserves, and oil cartel controls, energy prices are subject to rapid price increases in the event of perceived or actual shortages. These factors (when combined or in isolation) may affect the price of futures contracts and, as a consequence, the performance of the Constituents and the Index Level.

The commodities markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the price of futures contracts and, therefore, the performance of the Constituents and the Index Level.

6   Momentum investment strategy

Commodity-IGAR 9 is constructed using what is generally known as a momentum investment strategy. Momentum investing generally seeks to capitalize on trends in the price of assets.

No assurance can be given that the investment strategy used to construct Commodity-IGAR 9 will be successful or that Commodity-IGAR 9 will outperform any alternative basket that might be constructed from the Constituents.

7   Return on synthetic basket necessarily different from investment in physical underlyings

The results that may be obtained from investing in any security or investment or otherwise participating in any transaction linked to Commodity-IGAR 9 might well be significantly different from the results that could theoretically be obtained from a direct investment in the Constituents or any related derivatives. Such differences may arise for a number of reasons including, but not limited to, the adjustment factor deducted from the Index Level. As stated, the Index Level is calculated and published net of an adjustment factor (described in Section 3.3 and Annex 4, Section 4) which reduces the Index Level when deducted.

8   Diversification

Diversification is generally considered to reduce the amount of risk associated with generating returns, however can be no assurance that Commodity-IGAR 9 will be sufficiently diversified at any time to reduce or minimize such risks to any extent.

9.   Calculation Agent discretion

The Calculation Agent is entitled to exercise certain discretions in relation to Commodity-IGAR 9, including but not limited to, the determination of the values to be used in the event of Market Disruption Events and the interpretation of these Rules. Although the Calculation Agent will make all determinations and take all action in relation to Commodity-IGAR 9 acting in good faith, such discretion could have an impact, positive or negative, on the Index Level.

10.   Separation of Rebalancing Dates

The weight of the Constituents of each Component Index of Commodity-IGAR 9 may fluctuate during the period from (and excluding) one Rebalancing Date to (and including) the next following Rebalancing Date due to movements in the USD Level of each of those Constituents. Similarly, the weight of the Component Indices of Commodity-IGAR 9 may fluctuate during the period from (and excluding) one Reweighting Date to (and including) the next following Reweighting Date due to movements in the USD Level of each of the underlying Component Indices. Each of these factors may potentially dilute the return of the Index relative to a direct investment in the underlying Constituents over the same period.

11.   Potential Conflicts of Interest

Potential conflicts of interest may exist in the structure and operation of Commodity-IGAR 9 and the conduct of normal business activities by any Relevant Person. Please refer to the following Part C for further details.

The foregoing list of risk factors is not intended to be exhaustive. Anyone reading these Rules should seek such advice as they consider necessary from their professional advisors, legal, tax or otherwise, without reliance on any Relevant Person to satisfy themselves that they fully understand these Rules and the risks associated with Commodity-IGAR 9.

Part C

NOTICES, DISCLAIMERS AND CONFLICTS

These Rules have been prepared solely for informational purposes and nothing herein constitutes an offer to buy or sell any securities, participate in any transaction or adopt any investment strategy or as legal, tax regulatory or accounting advice. The Rules are of the date specified above and may change at any time without prior notice.

No Relevant Person makes any representation or warranty, whatsoever, express or implied, as to the results that may be obtained through the use of these Rules or Commodity-IGAR 9.

Each Relevant Person hereby expressly disclaims, to the fullest extent permitted by law, all warranties of accuracy, completeness, merchantability, or fitness for a particular purpose with respect to any information contained in this document and no Relevant Person shall have any liability (direct or indirect, special, punitive, consequential or otherwise) to any person even if notified of the possibility of any such damages.

The Calculation Agent is under no obligation to continue the calculation, publication and dissemination of the Index or the Index Level.

During the course of their normal business, the Calculation Agent or any other Relevant Person may enter into or promote, offer or sell transactions or investments (structured or otherwise) linked to Commodity-IGAR 9 and/or any of the Constituents. In addition, any Relevant Person may have, or may have had, interests or positions, or may buy, sell or otherwise trade positions in or relating to Commodity-IGAR 9 or any of the Constituents, or may invest or engage in transactions with other persons, or on behalf of such persons relating to any of these items. Such activity may or may not have an impact on the Index Level but all persons reading these Rules should be aware that a conflict of interest could arise where anyone is acting in more than one capacity.

Neither the Calculation Agent nor any other Relevant Person has any duty to consider the circumstances of any person when participating in such transactions or to conduct themselves in a manner that is favourable to any person.

The Rules have been developed with the possibility of the Calculation Agent or any of the Relevant Persons entering into or promoting, offering or selling transactions or investments (structured or otherwise) linked to Commodity-IGAR 9, and hedging the obligations that might arise under any such transactions or investments.

The Index provides an exposure of a notional basket of assets because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Commodity-IGAR 9 merely identifies certain assets in the market, the performance of which will be used as a reference point for the purposes of calculating the Index Level.

The Index Level is calculated and published net of an adjustment factor of ninety-six basis points (0.96%) per annum, calculated on an actual/360 basis. The effect of such adjustment factor is to decrease the level of all Component Indices on each Index Valuation Day.

The Calculation Agent need not publish the Index Level by any alternative method if the relevant Bloomberg ticker (as identified in the Appendix) is subject to any delay in or interruptions of publication for any reason including the occurrence of a Force Majeure Event.

No one may reproduce or disseminate the information contained in these Rules or the Index Level without the prior written consent of the Calculation Agent. Commodity-IGAR 9 is the intellectual property of the Calculation Agent and may only be used (as an underlying for financial products or otherwise) by third parties who have entered into a licence agreement with the Calculation Agent. These Rules are not intended for distribution to, or use by any person in, a jurisdiction where such distribution is prohibited by law or regulation.

Limited and Jardine Fleming Securities Limited are registered as investment advisers with the Securities & Futures Commission in Hong Kong and their CE numbers are AAJ321 and AAB026 respectively. Jardine Fleming Singapore Securities Pte Ltd is a member of Singapore Exchange Securities Trading Limited and is regulated by the Monetary Authority of Singapore ("MAS"). J.P. Morgan Securities Asia Private Limited is regulated by the MAS and the Financial Supervisory Agency in Japan. J.P. Morgan Australia Limited (ABN 52 002 888 011) is a licensed securities dealer.

STANDARD & POOR'S DISCLAIMER

Commodity-IGAR 9 (the "**Product**") is not sponsored, endorsed, sold or promoted by Standard & Poor's. Standard & Poor's makes no representation or warranty, express or implied, to the owners of the Product or any member of the public regarding the advisability of investing in securities generally or in the Product particularly or the ability of the S&P GSCI Index ER (the "**SPGCCIP Index**") to track general commodity market performance. Standard & Poor's' only relationship to JPMorgan (the "**Licensee**") is the licensing of the SPGCCIP Index, which is determined, composed and calculated by Standard & Poor's without regard to the Licensee or the Product. Standard & Poor's has no obligation to take the needs of the Licensee or the owners of the Product into consideration in determining, composing or calculating the SPGCCIP Index. Standard & Poor's is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Product to be issued or in the determination or calculation of the equation by which the Product is to be converted into cash. Standard & Poor's has no obligation or liability in connection with the administration, marketing or trading of the Product. The SPGCCIP Index is not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies.

STANDARD AND POOR'S DOES NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE SPGCCIP INDEX OR ANY DATA INCLUDED THEREIN. STANDARD AND POOR'S MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, COUNTERPARTY OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPGCCIP INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. STANDARD AND POOR'S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE SPGCCIP INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STANDARD AND POOR'S HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Part D

Appendix 1: INDEX KEY INFORMATION

Capitalised terms not otherwise defined in this Appendix have the meaning as set out in the Rules.

1.   Trade Specific Inputs:
e

Index Name:	Commodity-IGAR 9 Conditional Long-Short Index.
Bloomberg ticker:	CMDT9CER.
Number of Component Indices:	3 ("**CI**").
Number of Constituents per CI:	24 ("**NC**").
Maximum Number of Ranked Constituents per CI:	12 ("**MNRC**").
Target Weight:	means [1/MNRC].
Negative Target Weight:	means [-1/MNRC].
Zero Target Weight:	means zero per cent (0%).

2.   Reweighting

Reweighting Methodology:	The Index shall rebalance monthly on the relevant Reweighting Date, in accordance with the Reweighting Algorithm.
*Reweighting Dates***:**	monthly on the 1st Index Valuation Day, subject to the occurrence of a Disrupted Day.
Reweighting Algorithm:	See Annex 1 to this Appendix.

3.   Rebalancing

Rebalancing Methodology:	Each Component Index shall rebalance monthly on the relevant Rebalancing Date, based on the Performance of the Constituents over the Relevant Observation Period in accordance with the Rebalancing Algorithm.
Rebalancing Dates:	Means the 1st, 2nd and 5th Index Valuation Day of each month.
Performance:	See Annex 4.
Relevant Observation Period:	See Annex 2.
Rebalancing Algorithm:	See Annex 2.

4.   Rebalancing Steps

4.1   Determination of Strongest and Weakest Constituents

In order to rebalance each Component Index, on each Rebalancing Selection Date, the Calculation Agent shall determine both the Strongest Constituents and the Weakest Constituents by:

a.   calculating the Performance of each Constituent over the Relevant Observation Period using the Performance Calculation in Annex 4 hereto;

b.   ranking all Constituents with a positive Performance over the Relevant Observation Period according to their Performances in descending order from the strongest to the weakest and applying the Long Consistency Test (see Section 5.1 hereof) to such Constituents; and

c.   ranking the Constituents with a negative or zero Performance over the Relevant Observation Period according to their Performances in ascending order from the weakest to the strongest and applying the Conditional Short Consistency Test (see Section 5.2 hereof).

4.2   Ranking the Constituents

4.2.1   Strongest Constituents

The Constituents with a positive Performance which have successfully passed the Long Consistency Test are the eligible long Constituents (the "**Eligible Long Constituents**"). Among the Eligible Long Constituents, those which display the strongest positive Performance, subject to the MNRC, are termed the strongest Constituents (the "**Strongest Constituents**") and are assigned the Target Weight. The Target Weight shall be assigned to each of the Strongest Constituents even if their number is less than the MNRC.

4.2.2   Weakest Constituents

The Constituents with a negative or zero Performance which have successfully passed the Conditional Short Consistency Test are the eligible short Constituents (the "**Eligible Short Constituents**"). Among the Eligible Short Constituents, those which display the weakest negative or zero Performance, subject to the MNRC, are the weakest Constituents (the "**Weakest Constituents**") and are assigned the Negative Target Weight. The Negative Target Weight shall be assigned to each of the Weakest Constituents even if their number is less than the MNRC.

4.2.3   The remaining Constituents are zero weighted

The remaining Constituents (if any) are assigned the Zero Target Weight.

4.2.4   Strongest Constituents and Weakest Constituents never to exceed the MNRC

The Calculation Agent shall calculate the Performance of each Constituent to the required number of decimal places to ensure that neither the number of Strongest Constituents nor the number of Weakest Constituents ever exceeds the MNRC.

4.3   Rebalancing inputs

The Strongest Constituents and the Weakest Constituents are used as inputs in the Rebalancing Algorithm run on the immediately following Rebalancing Date for such Component Index.

5.   Consistency Tests

5.1   The Long Consistency Test

5.1.1   The Long Consistency Test is applied to Constituents displaying a positive Performance.[1]

On each Rebalancing Selection Date (the "**Relevant Rebalancing Selection Date**"), the Calculation Agent shall calculate the "**Consistency**" of each Constituent for which the Performance is a positive number in accordance with the following formula:

$$Consistency_i(Month_m) = \sum_{h=1}^{h=12} Indicator_i(Month_{m-h+1})$$

Where:

$$Indicator_i(Month_{m-h+1}) = \begin{cases} C_h & if \quad Level_i(Month_{m-h+1}) > Level_i(Month_{m-h}) \\ \\ 0 & Otherwise \end{cases}$$

Where:

$Consistency_i(Month_m)$ is the Consistency of the ith Constituent at the Relevant Rebalancing Selection Date.

$Level_i(Month_{m-h+1})$ is the USD Level of the ith Constituent at the close of the last Index Valuation Day of the hth calendar month preceding the Relevant Rebalancing Selection Date which is not a Disrupted Day for the Constituent in question.

$Level_i(Month_{m-h})$ is the USD Level of the ith Constituent at the close of the last Index Valuation Day of the *(h+1)* th calendar month preceding the Relevant Rebalancing Selection Date which is not a Disrupted Day for the Constituent in question.

C_h is defined by $C_h = A \times e^{-r \cdot (h-1)}$

A, r are constants that are calibrated so that: $\dfrac{C_1}{C_{12}} = 5$ and $\sum_{h=1}^{12} C_h = 12$,

which gives $A = 1.97449$ $r = 0.14631$ to an accuracy of 5 decimal places.

5.1.2   Requirement to pass the Long Consistency Test

The ith Constituent will be deemed to have successfully passed the Long Consistency Test on the Relevant Rebalancing Selection Date if:

$$Consistency_i(Month_m) \geq 6$$

---

[1] The Consistency Test is designed to identify the Constituents which are showing consistent recent increases in price on the basis of monthly observations where recent months are weighted more significantly than earlier months.

5.2   Conditional Short Consistency Test

5.2.1   The Conditional Short Consistency Test is applied to Constituents displaying a negative or zero Performance.[2]

On each Relevant Rebalancing Selection Date, the Calculation Agent shall calculate the "**Conditional Short Consistency**" of each Constituent of the Index in accordance with the following formula:

$$ConsistencyCS_i(Month_m) = \sum_{h=1}^{h=12} IndicatorCS_i(Month_{m\text{-}h+1})$$

Where:

$$IndicatorCS_i(Month_{m-h+1}) = \begin{cases} C_h & if \quad Level_i(Month_{m-h+1}) < Level_i(Month_{m-h}) \quad and \\ & \quad (ConsistencyEW(Month_m) < 6 \quad or \quad EW(Month_m) < 0) \\ 0 & Otherwise \end{cases}$$

Where:

$Level_i(Month_{m-h+1})$, $Level_i(Month_{m-h})$ and C_h are defined in Section 5.1 hereof; and

$EW(Month_m)$ and $ConsistencyEW(Month_m)$ are defined in Section 5.2.3. hereof.

5.2.2   Requirement to pass the Conditional Short Consistency Test

The ith constituent will be deemed to have successfully passed the "**Conditional Short Consistency Test**" on the Relevant Rebalancing Selection Date if:

$$ConsistencyCS_i(Month_m) \geq 6$$

5.2.3   *Equally Weighted Basket Performance and the Equally Weighted Basket Consistency Test*

The terms "Equally Weighted Basket Performance" and "Equally Weighted Basket Consistency Test" used in performing the Conditional Short Consistency Test are defined as follows:

(i) Equally Weighted Basket Performance

On the Relevant Rebalancing Selection Date, the Calculation Agent shall calculate over a 12 month period, the performance of a synthetic equally-weighted basket of all Constituents (the "**Equally Weighted Basket Performance**") in accordance with the following formula:

---

[2] The Conditional Short Consistency Test is designed to identify the Constituents which are showing consistent recent decreases in price on the basis of monthly observations where recent months are weighted more significantly than earlier months ; provided that if (a) the Equally Weighted Basket Performance is positive and (b) the Equally Weighted Basket Consistency Test is passed, then all Eligible Short Constituents will fail the Conditional Short Consistency Test for the Relevant Rebalancing Selection Date and there will be no Weakest Constituents with effect from the related Rebalancing Date.

$$EW(Month_m) = \left[\prod_{h=1}^{12} \left(\frac{1}{NC} \cdot \sum_{i=1}^{NC} \left(\frac{Level_i(Month_{m-h+1})}{Level_i(Month_{m-h})} \right) \right) - 1 \right], \text{(expressed as a percentage)}$$

Where:

$Level_i(Month_{m-h+1})$ and $Level_i(Month_{m-h})$ are as defined in Section 5.1 hereof.

NC See Section 1 hereof;

$EW(Month_m)$ means the Equally Weighted Basket Performance from, and including, the 12th month prior to the Relevant Rebalancing Selection Date to, and including, the month immediately prior to the Relevant Rebalancing Selection Date; and

(ii) Equally Weighted Basket Consistency Test[3]

On each Relevant Rebalancing Selection Date, the Calculation Agent will calculate the "**Equally Weighted Basket Consistency**" in accordance with the following formula:

$$ConsistencyEW(Month_m) = \sum_{h=1}^{h=12} IndicatorEW_i(Month_{m-h+1})$$

Where:

$$IndicatorEW_i(Month_{m-h+1}) = \begin{cases} C_h & if \quad \frac{1}{NC}\sum_{i=1}^{NC}\left(\frac{Level_i(Month_{m-h+1})}{Level_i(Month_{m-h})} \right) - 1 > 0 \\ 0 & Otherwise \end{cases}$$

Where:

$Level_i(Month_{m-h+1})$, $Level_i(Month_{m-h})$ and C_h are as defined in Section 5.1 hereof.

(iii) Requirement to pass the Equally Weighted Basket Consistency Test

The Equally Weighted Basket shall be deemed to have successfully passed the "**Equally Weighted Basket Consistency Test**" on the Relevant Rebalancing Selection Date if:

$$ConsistencyEW(Month_m) \geq 6$$

---

[3] The Equally Weighted Basket Consistency Test is designed to identify whether a notional equally weighted basket of all the Constituents of the Index would have shown consistent recent increases in value on the basis of monthly observations where recent months are weighted more significantly that earlier months. The Equally Weighted Basket Performance (as described above) and the results of the Equally Weighted Basket Consistency Test are used as inputs for the Conditional Short Consistency Test algorithm which is set out in section 5.2 of this Appendix.

Annex 1 - Re-weighting Algorithm

Section 1:   Index commencement date and commencement level

The Index's starting level was deemed to have been 100 on 15th September 2006 (the "**First Index Valuation Day**"), as follows:

$$CMDT9CER(t_0) = 100$$

Section 2:   Index Level in respect of any Index Valuation Day t

At the close of each Index Valuation Day t (the "**Relevant Index Valuation Day**"), the Index Level shall be calculated by the Calculation Agent in accordance with the following formula:

$$CMDT9CER(t) = CMDT9CER(RWD_{n-1}) \times \left[1 + \frac{1}{CI} \times \sum_{k=1}^{CI} \left(\frac{Component\ Index_k(t)}{Component\ Index_k(RWD_{n-1})} - 1 \right) \right]$$

Where:

$CMDT9CER(t)$ is the Index Level on the relevant Index Valuation Day.

n is the number of Re-weighting Dates from, and including, the First Index Valuation Day to, and including, RWD_{n-1}.

RWD_{n-1} is the Re-weighting Date immediately preceding the Relevant Index Valuation Day.

$CMDT9CER(RWD_{n-1})$ is the Index Level on the Re-weighting Date immediately preceding the Relevant Index Valuation Day, rounded to 4 decimal places.

$Component\ Index_k(t)$ is the Component Index level for the kth Component Index on the relevant Index Valuation Day, rounded to 4 decimal places.

$Component\ Index_k(RWD_{n-1})$ is the Component Index level for the kth Component Index on the Re-weighting Date immediately preceding the Relevant Index Valuation Day, rounded to 4 decimal places.

Annex 2 -Rebalancing Algorithm

Section 1: Component Indices commencement date and commencement level

Each Component Index k's starting level was deemed to have been 100 on 15th September 2006 (the "**First Index Valuation Day**"), as follows:

$$Component \ Index_k(t_0) = 100$$

Section 2   Component Indices level in respect of any Index Valuation Day t

At the close of each Index Valuation Day t (the "**Relevant Index Valuation Day**"), the kth Component Index level shall be calculated by the Calculation Agent in accordance with the following formula:

$$Component \ Index_k(t) =$$

$$Component \ Index_k(RD_{n-1,k}) \times \left\{ 1 + \sum_{i=1}^{NC} \left[WC_i(RD_{n-1,k}) \times \left(\frac{Level_i(t)}{Level_i(RD_{n-1,k})} - 1 \right) \right] \right\} \times (1 - AF_t)$$

Where:

$Component \ Index_k(t)$ is the index level of the kth Component Index on the Relevant Index Valuation Day.

n is the number of Rebalancing Dates for the kth Component Index from, and including, the First Index Valuation Day to, and including, $RD_{n-1,k}$.

$RD_{n-1,k}$ is the Rebalancing Date for the kth Component Index immediately preceding the Relevant Index Valuation Day.

$Level_i(t)$ is the USD Level of the ith Constituent at the close of the Relevant Index Valuation Day *t*.

$Level_i(RD_{n-1,k})$ is the USD Level of the ith Constituent at the close of the Rebalancing Date for the kth Component Index immediately preceding the Relevant Index Valuation Day.

$WC_i(RD_{n-1,k})$ is any of the Target Weight, the Negative Target Weight or the Zero Target Weight of the ith Constituent implemented at the close of the Rebalancing Date for the kth Component Index immediately preceding the Relevant Index Valuation Day.

AF_t See Annex 4.

$Component \ Index_k(RD_{n-1,k})$ is the level of the kth Component Index on the Rebalancing Date for the kth Component Index immediately preceding the Relevant Index Valuation Day, rounded to 4 decimal places.

Annex 3 - Additional Risk Factors specific to the Core Commodity-IGAR Conditional Long-Short Index

In addition to the general risk factors set out in Part B, the following risk factors are relevant to the Index:

.1   The use of a "long-short strategy"

The Index employs a technique generally known as "long-short" strategy. This means that each Component Index could include a number of notional long positions and a number of notional short positions. Unlike long positions, short positions are theoretically subject to unlimited risk of loss because there is no limit on the amount by which the price of the relevant asset may appreciate before the short position is closed. The Component Indices may engage in notional short positions in accordance with the Index calculation algorithms set out herein and it is therefore possible that during the time from, but excluding, one Rebalancing Date to, and including, the next following Rebalancing Date any notional short position included in any Component Index may appreciate substantially with an adverse impact on its Component the Index Level, and consequently, on the Index Level.

.2   The use of leverage

The Index employs a technique generally known as "long-short" strategy. This means that for each of the Component Indices, and as part of this strategy, the sum of the absolute values of the Target Weights may be greater than 1 and, consequently, any Component Index and hence the Index itself may include leverage. Leverage offers greater potential for enhanced performance of the Index, but also brings greater risk. Where the synthetic portfolio is leveraged, any price movements in the Constituents may result in a proportionately higher reduction in the Index Level than if they were not leveraged.

Annex 4: Performance Calculation and Adjustment Factor

Section 1   Performance Calculation

On each Rebalancing Selection Date (the "**Relevant Rebalancing Selection Date**"), and in relation with each Component Index, the Performance over a period of 12 months of the ith Constituent shall be calculated over the Relevant Observation Period by the Calculation Agent in accordance with the following formula:

$$Performance_i(Month_m) = \left[\frac{Level_i(Month_m)}{Level_i(Month_{m-12})} \right] - 1 \text{, (expressed as a percentage)}$$

Where:

$Level_i(Month_m)$ is the USD Level of the ith Constituent at the close of the last Index Valuation Day of the month immediately preceding the Relevant Rebalancing Selection Date which is not a Disrupted Day (which may be a different day for different Constituents).

$Level_i(Month_{m-12})$ is the USD Level of the ith Constituent at the close of the last Index Valuation Day of the 13th calendar month preceding the Relevant Rebalancing Selection Date which is not a Disrupted Day (which may be a different day for different Constituents).

Section 2:   Adjustment Factor

On each Index Valuation Day, the Adjustment Factor is defined as:

$$AF_t = 1 - \left(1 - \frac{0.96}{100}\right)^{\frac{CalendarDays}{360}}$$

Where:

$CalendarDays$ is the number of calendar days from, and including, the Rebalancing Date immediately preceding the Relevant Index Valuation Day to, but excluding, the Relevant Index Valuation Day.

Annex 5: Constituents

Subject to Section 7 of Part A, the following table sets out the Constituents potentially comprising the Index, together with their respective Bloomberg® tickers.

Asset	Bloomberg® ticker	Asset	Bloomberg® ticker
Energy:		**Industrial metals**	
Brent Crude Oil	SPGCBRP	Aluminium	SPGCIAP
Crude Oil	SPGCCLP	Copper	SPGCICP
Gas Oil	SPGCGOP	Lead	SPGCILP
Gasoline (RBOB)	SPGCHUP	Nickel	SPGCIKP
Heating Oil	SPGCHOP	Zinc	SPGCIZP
Natural Gas	SPGCNGP		
		Agriculture	
Livestock		Cocoa	SPGCCCP
Feeder Cattle	SPGCFCP	Coffee	SPGCKCP
Lean Hogs	SPGCLHP	Corn	SPGCCNP
Live Cattle	SPGCLCP	Cotton	SPGCCTP
		Red Wheat	SPGCKWP
		Soybean	SPGCSOP
Precious metals		Sugar	SPGCSBP
Silver	SPGCSIP	Wheat	SPGCWHP
Gold	SPGCGCP		